# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
# Washington, D.C. 20549

# FORM C
# UNDER THE SECURITIES ACT OF 1933

(Mark One)

_: Form C: Offering Statement
__: Form C-U: Progress Update:____________________________________
X: Form C/A: Amendment to Offering Statement: ____________________
_X_: Check box if Amendment is material and investors must reconfirm within five business days.
__: Form C-AR: Annual Report
__: Form C-AR/A: Amendment to Annual Report
__: Form C-TR: Termination of Reporting

Name of issuer (Please ensure this matches the company name as stated on the CIK):

BlocPower Energy Services 3 LLC

Legal status of issuer:

Form: LLC
Jurisdiction of Incorporation/Organization: State of Delaware
Date of organization: 01/04/2021

Physical address of issuer: 1623 Flatbush Ave, Box #222, Brooklyn, NY 11210

Website of issuer: https://bpes3.blocpower.io/

Name of intermediary through which the offering will be conducted: Raise Green, Inc.

CIK number of intermediaries: 0001747584

SEC file number of intermediaries: 007-191

FINRA Central Registration Depository (CRD) number, if applicable, of intermediary: 301770

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing , for conducting the offering, including the amount of referral and any other fees associated with the offering:

6% of the final funds raised plus a $1000 launch fee, a $1000 transaction processing fee, and a $1000 remuneration fee for a Form C/A.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

N/A

Type of security offered: Debt Note

Target number of securities to be offered: 50,000

Price (or method for determining price): $1

Target offering amount: $50,000

Oversubscriptions accepted:
_X_: Yes
__: No

If yes, disclose how oversubscriptions will be allocated:
__: Pro-rata basis,
_X_: First-come, first-served basis
__: Other – provide a description:

Maximum offering amount (if different from target offering amount): $1,000,000

Deadline to reach the target offering amount: April 28th, 2024

***NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.***

Current number of employees: 2

| | 2022: Most Recent Fiscal Year-end | 2021: Prior Fiscal year-end |
|---|---|---|
| Total Assets: | $3,693,908 | $1,354,787 |
| Cash & Cash Equivalents: | $351,984 | $173,298 |
| Accounts Receivable: | $291,860 | $0 |
| Short-term Debt: | $394,205 | $160,245 |
| Long-term Debt: | $3,001,179 | $980,262 |
| Revenues/Sales: | $259,644 | $13,724 |
| Cost of Goods Sold: | $415,723 | $0.00 |
| Taxes Paid: | $0.00 | $0.00 |
| Net Income (Loss): | ($250,248) | ($37,271) |
| # Employees | 2 | 2 |

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

**[List will include all U.S. Jurisdictions, with an option to add and remove them individually, add all and remove all.]**

# GENERAL INSTRUCTIONS

## I. Eligibility Requirements for Use of Form C

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

## II. Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in Regulation S-T (§ 232 et seq.).

## III. Information to be Included in the Form

### Item 1. Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g ), (h), (l ), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sal es, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other form at included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

### Item 2. Legends

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must include the following legends:

- A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.
- In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or

regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

- The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
- These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

**Item 3. Annual Report Disclosure Requirements**

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 et seq.), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the in form action required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long -term debt, revenues/sal es, cost of goods sold, tax es paid and net income).

# SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.

BlocPower

(Issuer)

By

Hanan Levin

(Manager)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

C2DED8FC4967410...

(Signature)

Hanan Levin

(Manager)

3/28/2024

(Date)

*Instructions.*

*1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.*

*2. The name of each person signing the form shall be typed or printed beneath the signature.*

*Intentional misstatements or omissions of f acts constitute federal criminal violations. See 18 U.S.C. 1001.4*

# BlocPower
# Energy Services 3 LLC

---

## Regulation Crowdfunding Form C
## Offering Memorandum

---

Target Offering Amount of $50,000 to a Maximum Amount of $1,000,000

**Climate Impact Notes - 5th Offer, the "Securities" or "Notes"**

7.25% Interest Rate per Year

Fully Amortizing, Annual Payments

Senior and Unsecured Debt

12 Year Maturity (01/02/2036)

Minimum Investment Amount: $100

Incremental Amounts of $50

# Table of Contents

## Updates

If applicable, any updates on the status of this Offering may be found at www.raisegreen.com.

## About this Form C

The Offering is being made through Raise Green, Inc. ("Raise Green") in its capacity as a registered funding portal intermediary. Information about the Company is provided on the Offering Page maintained for this Offering by Raise Green, which is located at www.raisegreen.com and in Appendix 4 of the Form C of which this Offering Memorandum forms a part.

You should rely only on the information contained in this Form C when making an investment. We have not authorized anyone to provide you with any additional or different information from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreement(s) or other document(s) are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company, or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date

hereof, this Offering is available for sale into all 50 states, Washington D.C., and US territories. Restrictions on reselling are detailed in Appendix 1.

The Company may execute on one or more "Rolling Closes" prior to the Close Date listed in this offering memorandum, subject to review and approval by Raise Green, and subject to meeting certain thresholds as described in Appendix 1. Rolling Closes allow the Company to execute a series of interim closes prior to the original Close Date of the Offering, once meeting certain closing conditions and meeting certain notification requirements, for investment commitments made during the relevant period.

## Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “will,” “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Investors are cautioned not to place undue reliance on these

forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

# The Company

## Name of Company [1]

Blocpower Energy Services 3 LLC (“the Company,” “the Issuer”)

Address: 1623 Flatbush Ave, Box #222, Brooklyn, NY 11210

Website: https://bpes3.blocpower.io/

Number of Employees: 2

State of Jurisdiction: Delaware

Date of Inception: January 4, 2021

## Attestations Regarding Eligibility [2,3]

The Company has certified that all of the following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (15 U.S.C. 78m or 78o(d));
3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the “Investment Company Act”) (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C;
6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies; and
7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company also attests that it will take appropriate steps to complete the following, either with internal resources or through a third-party capital table management and/or accounting partner:

1. Monitor the issuance of the securities the issuer offers and sells through the intermediary's platform,
2. Maintain a master security holder list reflecting the owners of those securities,
3. Maintain a transfer journal or other such log recording any transfer of ownership,
4. Effect the exchange or conversion of any applicable securities,
5. Maintain a control book demonstrating the historical registration of those securities, and
6. Countersign or legend any physical certificates of those securities, if the securities are certificated.
7. Provide all required tax documents to investors

## Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.

BlocPower Energy Services 3 LLC

BlocPower

Issuer

DocuSigned by:

FFB30DB942B3462...

Signature

Donnel Baird

Donnel Baird

CEO

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Donnel Baird

CEO

DocuSigned by:

FFB30DB942B3462...

Signature

Hanan Levin

Manager

DocuSigned by:

C2DED8FC4967410...

Signature

[Instructions to this section:

1 - The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.]

## Directors [4]

Please include ALL members of the board of directors, regardless of their equity interest or the size of the board.

<table>
<tr><th>Full Name</th><th>Current Position and title</th><th>Dates of Board Service</th></tr>
<tr><td>Donnel A. Baird</td><td>Chief Executive Officer</td><td>January 4, 2021 to Present</td></tr>
<tr><th colspan="2">Other Positions at Issuer</th><th>Period of time</th></tr>
<tr><td colspan="2">Chief Executive Officer for BlocPower LLC and BlocPower Benefit Corporation</td><td>2012 to Present</td></tr>
</table>

| **Full Name** | **Current Position and title** | **Dates of Service** | **Principal Occupation** | **Other Employer** |
|---|---|---|---|---|
| Hanan Levin | Manager | November 29th, 2023 - Present | Head of Finance for BlocPower LLC | BlocPower LLC |

| **Other Position 1 at Issuer** | **Period of time** |
|---|---|
| Head of Finance | November 13th, 2023 - Present |

**Other Business Experience in the Past Three Years**

| **Employer** | **Title** | **Principal Business of the Employer** | **Dates** |
|---|---|---|---|
| Advanced Sustainable Technologies (A.S.T) | Co-Founder, CFO | Plasma waste management | Mar 2017 - Present |
| PNC Capital Markets (FIG) | Managing Director | Banking, Financial Services | Apr 2022 - Nov 2023 |
| Uncharted Uncharted | Finance Advisor | IT Services and IT Consulting | Jan 2020 - Nov 2023 |
| Bank of the West / BNP ParibasBank | Director Capital Markets - Fixed Income | Banking, Financial Services | Jul 2012 - Mar 2022 |

## Officers [5]

The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. If any director listed above is also an officer, include again.

| **Full Name** | **Current Position and title** | **Dates of Service** |
|---|---|---|
| Donnel A. Baird | Founder and CEO | Jan 4, 2021 - Present |
| **Other Position 1 at Issuer** | | **Period of time** |
| CEO at BlocPower LLC and BlocPower Benefit Corporation | | 2012 - - Present |
| **Other Business Experience in the Past Three Years** | | |
| **Employer** | **Title** | **Principal Business of the Employer** |
| | | |

## Principal Security Holders [6]

Below are the names and ownership levels of each person or entity, as of September 30th, 2023 who directly or indirectly own 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

| Beneficial Owner Name | % of Voting Power Prior to Offering | % of Voting Power After Offering |
|---|---|---|
| BlocPower L.L.C. | 100% | 100% |

Note: BlocPower L.L.C. is the owner of all of the voting securities of the Company. Voting decisions of securities owned by BlocPower L.L.C. is made by its Board of Managers. Pursuant to its Operating Agreement, the Board of Managers of BlocPower L.L.C., is comprised of 3 or more individuals, and no single individual is deemed to have voting power over the securities held by BlocPower L.L.C. Donnel A. Baird indirectly controls BlocPower L.L.C., and may also be deemed to be a greater than 20 percent or more owner of the Company's outstanding voting equity securities.

Table 2. Beneficial Owners ownership percentages as of March 28th, 2024

# The Business

## Description of Business [7]

**Blocpower Energy Services 3 LLC** ("BPES3" or the "**Company**"), a Delaware limited liability company organized on January 4, 2021, is offering a minimum amount of $50,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,000,000 (the "**Maximum Offering Amount**") of Climate Impact Notes (the "**Securities**" or the "**Notes**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Purchase Amount is $100 and investors may purchase Notes beyond the Minimum Purchase Amount in increments of $50. The Issuer reserves the right to amend the Target Offering Amount, the Maximum Offering Amount and Minimum Individual Purchase Amount, in its sole discretion.

The Company intends to use the net proceeds from this Offering to finance select energy efficiency and renewable energy projects largely in low to moderate income (LMI) urban communities across the United States. The Company's mailing address is 1623 Flatbush Ave, Box #222, Brooklyn, NY 11210, and its website address is: https://bpes3.blocpower.io/

The Company is a subsidiary of BlocPower LLC ("**BlocPower**"). BlocPower is a Brooklyn-based energy technology startup rapidly greening American cities. The commercial building sector, of which the great majority are small buildings, consumes about 20-30% of all U.S. energy. Decarbonizing or electrifying these buildings by the removal of fossil fuels is a significant opportunity, particularly with respect to rising fossil fuel prices, volatility and heat pump and other incentives in the recently enacted Inflation Reduction Act. For example, we estimate that in order to electrify the City of Ithaca, NY, with a population of about 30,000, hundreds of millions of dollars in investment may be required. When extrapolated to the dozens of major cities and thousands of minor cities, we believe that the cost of electrifying all the buildings in the United States potentially reaches into the trillions of dollars. This conversion is required for the country to move away from fossil fuels.

To meet this electrification challenge, BlocPower has developed an end-to-end platform by identifying gaps and providing solutions with the following business lines: a) software / program management, b) project installation / financing and c) workforce training.

Based on years of experience, BlocPower is well-positioned to deliver electrification projects in the fragmented, small, commercial, multi-tenant, residential, and LMI markets, which have all seen limited competition to date. This positioning, combined with years of public policy experience associated with decarbonization and electrification, has enabled the company to sign a number of major contracts with cities and utilities in 2022 and 2023, including: New York City, New York; San Jose, California; Ithaca, New York; Denver, Colorado; Cambridge, Massachusetts and a large investor owned utility in Chicago, Illinois, known as Commonwealth Edison – among other announced and unannounced work.

To execute these programs, BlocPower has raised approximately $27 million dollars in a Series B fundraising from a strong group of strategic and venture investors, including: VoLo Earth, Obsidian, Microsoft's Climate Innovation Fund, Credit Suisse and Builders Vision. BlocPower Management plans to focus on delivering on these programs, growing software and financing transactions, and improving repeatability. The proceeds from the Series B will drive these efforts and include investment in additional program operations, sales and marketing, product development, corporate administration and additional working capital. This expected growth in operations ahead of revenue growth will likely drive future operating losses and capital raising, but is intended to establish significant market share and a consistent revenue base.

BlocPower is backed by some of the world's top investors, including VoLo Earth, Microsoft's Climate Innovation Fund, Kapor Capital, one of Uber's first investors; Andressen Horowitz, an early investor in Facebook, Twitter, AirBnB and Lyft; Eric Schmidt the former Chairman of Google; and The American Family Insurance Institute for Corporate and Social Impact. A subsidiary of BlocPower LLC has an $80 million project level debt facility commitment with Goldman Sachs and Microsoft (current expiration of December 10 2023, with extension discussions ongoing).

The Company is one of several subsidiaries created and wholly owned by BlocPower to leverage BlocPower's experience, expertise and proprietary software to own, operate, manage, and finance

certain energy projects. For example, BlocPower Energy Services 1 LLC and BlocPower Energy Services 2 LLC, are each special purpose entities (SPEs) having a unique set of designated assets and source of funding. BlocPower Energy Services 3 LLC ("BPES3 LLC", "BPES3" or the "Company") is similarly structured as an SPE. The Company will often focus on projects for single family homes, small multifamily (generally 2-4 units), and medium to larger multifamily units (4+), community/religious facilities, mixed use buildings and small commercial properties, in New York City and New York State, the San Francisco Bay Area, Denver, Georgia and other jurisdictions that the Company may, in its sole discretion, pursue future opportunities.

The Company has and also intends to invest funds from this offering as debt to and/or equity into energy efficiency and clean energy projects owned by other direct and indirect subsidiaries of BlocPower. These subsidiaries are project companies–that is, they ("BlocPower Project Cos") hold only project assets and associated liquidity. Additionally, the company has and also intends to offer short term loans to these subsidiaries and to the parent companies to fund project construction.

To date, the Company has been financed primarily by offering crowdfunded securities to open up investments to the general investing public, as well as by receiving some additional funding and/or debt on similar terms from foundations and non-profit organizations. It is expected that this will remain the Company's financing strategy for the foreseeable future.

See Appendix 4. The Offering Page for more information.

**Corporate Structure: Briefly describe the corporate structure and relationship between the parent company and the issuing company, if applicable.**


BlocPower Public Benefit Corp.
Holding Co. receives VC investment, issues stocks/options/dividends.
BlocPower LLC
100% owned by BlocPower PBC
Operating Co. performs business, hires employees, signs most SaaS/consulting/service agreements.
BuildingBloc LLC
100% Owned by BlocPower LLC
Construction entity, which may hold certain assets during construction
BlocPower Energy Services 1 LLC
Debt Facility SPE 100% owned by BlocPower LLC Signs ESA and EPC agreements for projects, manage term loan and sponsor equity for project finance aggregation.
Associated with Inclusive Prosperity Capital Project Debt
BlocPower Energy Services 2 LLC
Same as ES1
Associated with Goldman Sachs Urban Investment Group (UIG) Project Debt
BlocPower Energy Services 3 LLC

BlocPower Energy Services 3 LLC, the issuer, operates as a bankruptcy-remote, wholly-owned subsidiary of BlocPower LLC. It holds ownership of energy and real estate-related assets, typically comprising personal property for lease and loans to or equity interests in BlocPower Project Cos. Additionally, it issues short-term construction loans to BlocPower affiliates. The subsidiary is entrusted with the upkeep of project assets, contracts, and cash, and its operations are governed by a management agreement with BlocPower LLC.

## Risk Factors

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory**

**authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

**THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.**

**THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION.**

# Specific Risk Factors [8, 22, 23]

## Material Risk Factors [8]

Provide company-specific risks related to your business of which investors should be made aware. Avoid generalized statements and only include risks that are unique to you.

## Customer Repayment Risk

There is a risk that the customers fail to make payments to the Company and default under the leases. Although the Company has the right to remove equipment from a building upon a customer's default under the lease, some of the equipment is difficult to remove and the removed equipment may not retain full value, which results in limited or no cash recoupment from the equipment which proceeds would be used to pay the Investors. Also, given the importance of heat pumps for resident heating, the Company may not want to remove them from the property. This could impact accounts receivable and the cash available to repay Investors.

The Company's asset size and project numbers will be small initially and thus carry a lack of diversification risk.

If customers are unable to or refuse to make payments on their leases, the company may need to pursue legal or other actions, which may incur additional cost and distract management's attention from its core operations. Given that customer lease payments are the primary source of revenue for the Company, if a large enough number of customers are not making their scheduled payments for any reason, there may not be sufficient cash available at the Company to pay debt service. This may require an additional cash infusion from the parent company, liquidation of assets, sale of equity, or other actions to avoid defaulting on the debt; the parent company is not obligated however to do so.

## Project delay risk

The Company could experience unforeseen contractor/supplier issues such as lack of resources, delay in materials from manufacturers, inability to access building properties, especially as a result of a supply chain shortage caused by or exacerbated by the COVID-19 pandemic or similar pandemic. The Company could then experience delays in their ability to meet targeted commercial operation dates and monthly lease payments from building customers. Accounts receivables could be lower than expected and impact the Company's ability to pay Investors.

## Limited operating history

The Company and its Business (defined below) are continuing to be developed, in part, with the proceeds of the Offering. The Company, which was organized in January 2021, has just begun to generate revenue. Revenue-generating customer lease payments for the majority of funds raised have yet to be deployed. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications, and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

As an early-stage company, the Company may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. Developing and implementing new lines of business and services, may require that we invest significant time and resources, and such endeavors may not be successful.

Investments in startups and early-stage ventures are speculative and these enterprises can fail. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. You should be able to afford and be prepared to lose your entire investment.

An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should also be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

The Company operates within a multilevel organizational structure, encompassing a variety of special purpose vehicles (SPVs) and multiple project companies. Such a structure, while offering potential benefits in terms of risk isolation and project-specific management, also introduces added layers of complexity for investors to navigate.

The setup poses a significant risk due to the potential for interdependence and cross-collateralization between different SPEs or project entities. BPES3, being a central entity in this framework, holds the responsibility of funding and supporting other projects across the organization. This interconnectivity, while intended for operational coordination, also creates a vulnerability where challenges or shortfalls in one project could lead to adverse ripple effects across other projects or SPEs, potentially destabilizing the entire organizational structure.

**Natural Disaster**

There is the possibility that a natural disaster or other events beyond the control of the Company could cause damage to the equipment. This would be especially devastating as we are regionally concentrated in New York. This may cause unexpected replacement costs and negatively impact financial returns. While the equipment is covered by a number of insurance policies, including an inland marine insurance policy during the construction period, and under the customer's property insurance during the operating term, both to cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company or the insurance coverage may not be adequate.

**Change in Regulations**

The Company is subject to legislation and regulation at potentially all levels of government - federal, state, and local. Regulations are continually being reviewed and we expect that court actions and regulatory proceedings could change the Company's obligations under applicable federal, state, and local laws, which cannot be predicted.

While the Company currently benefits from federal, state, and local incentives that help reduce construction and operational costs, its reliance on these incentives introduces a significant risk. Given the potential for changes in these incentives, there is a concern about their long-term stability. Such changes could adversely affect the growth of the overall sector and, by extension, BlocPower's business. Although the immediate projects following this raise are unlikely to be affected due to their rapid implementation, future projects and the company's long-term strategy could be vulnerable to policy shifts.

**Software/Hardware Failure**

With all technology, there is a possibility of having unexpected software or hardware failures. If this occurs, it would require repair or replacement. This would inhibit the operation until repaired or replaced, and create an additional cost burden to the Company, if not covered by warranty at the time reducing the profit margin for the investors. Though generally not included in current customer contracts, in the past the Company has in many cases guaranteed that systems will operate for customers, and in these cases, holds ultimate responsibility for maintenance and functional status of these systems. While the Company does utilize to the extent possible long term manufacturer warranties, installer warranties, third party maintenance contracts, and insurance policies of various types, there is no guarantee these will cover the full range of possible failures of or damages to the systems.

**Reliance on Contractors**

The Company depends on energy efficiency and renewable energy contractors and subcontractors to assess and install energy efficiency solutions, and maintain performance in certain cases over the life of the contract, typically a 15 year period. Its ability to meet obligations to customers and partners may be adversely affected if suppliers or subcontractors do not perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. In some cases, BlocPower may be compelled to recontract or repair projects based on poor contractor performance, which may incur additional cost, some or all of which may need to be further passed on to the Company. Its suppliers may be less likely than the Company to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where BlocPower or the Company relies on only one or more subcontractors.

**Project Uncertainty**

While the Company has identified projects to finance, the Company has discretion to make changes to this list and can add additional projects if the maximum amount is raised.

There is a risk that listed projects may have unforeseen issues, which may evade the Company's developed Underwriting process, and which may have the potential to negatively impact lease

payments. Additionally, there is a risk that the Company won't be able to identify alternative projects to include due to competition or other reasons, and the total revenues from lease payments may be reduced which may impact the company's ability to pay its debt obligations. The Company has the right to add new lines of business and new projects in the future.

Moreover, financial metrics, such as our target Debt Service Coverage Ratio (DSCR), can fluctuate over time due to various factors, including unforeseen challenges and/or changes in project performance. There may be instances where the DSCR might fall below the 1.2x target addressed in other sections of this document, or even 1.0x such that project cash flows alone are not suitable to repay debt service. Such fluctuations can affect the Company's financial robustness and its ability to meet its debt obligations.

The risks associated with those are unknown, and could result in a negative impact to the ability of the Company to pay its debts. The loans made to BlocPower LLC for temporary construction loans and sponsor equity into other project companies are unsecured and subordinate to all other debt obligations of BlocPower LLC. This increases the risk that those loans would not get repaid.

## COVID-19

Covid-19 remains a potential risk should new strains arise that set society back to 2020/2021. If this were to occur, it may impact the Company's ability to complete projects on a timely basis. Contractors and other associated persons with access to building premises could experience delays or additional unexpected expenses. Building owners may experience unexpected financial difficulties given unemployment rates and illness amongst tenants and thus default on or delay their lease payments which in turn would impact the Company's ability to meet its debt obligations. Property owners in certain impacted industries may lose their jobs or remain unemployed, which could impact their ability to make financing payments.

## Asset Liability Cash Flow Mismatch

The lease payments may not exactly match the Company's obligations under the Notes, thus leaving the Company without the cash flow to pay Note obligations. Additionally, while depreciation on leases

represents a non-cash loss, it can impact the reported financial health of the Company, potentially affecting stakeholder perceptions and credit metrics.

The projects rely on money from incentives that maximize project development. There is always a risk that there is a delay in receiving the incentive money in a timely manner. The Company must ensure they manage the potential for cash flow mismatch by maintaining cash reserves, factoring in non-cash losses such as depreciation, and ensuring adequate debt service coverage. To address this:

1. The Company intends to use no more than 40% of funds raised for loans or equity investments to other BlocPower Project Cos.
2. The Company intends to hold no more than 40% of its total assets (exclusive of government securities and cash) in investment securities.

## Energy Market Risk

The energy efficient industry is an emerging market that is constantly evolving and may not develop to the size or at the rate we expect. It may take several years to fully develop and mature, and the Company cannot be certain that the market will grow to the size or at the rate we expect. Any future growth of the market and the success of our service offerings depend on many factors beyond the control of the Company, including recognition and acceptance of the energy efficient upgrades by consumers, the pricing of alternative sources of energy, a favorable regulatory environment, the continuation of expected tax benefits and other incentives, and its ability to provide cost-effective service offerings. If the market is not widely accepted, it may affect the Company's ability to receive funding.

## Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

## Investment In Personnel

The Investment in a security is also an investment in the founder or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. The Company plans to but has yet to recruit and hire additional employees into the firm; the success of this raise will in part determine the Company's ability to do so. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the company's use of proceeds.

## Nascent Industry

Despite having an experienced industry professional leading the Company, the industry has not matured. There is also limited proof of the business model. There is no certainty of the number or persistence of consumers interested in engaging with the Company. The Company will rely heavily on its customers and could lose some of its customers, which could be detrimental to the Company. The Company will need to continue to attract new customers to assure growth.

## Lack of Company Control

Holders of the Notes will not have the ability to participate in the Company's decision making process and must rely on management of the Company.

## Key Personnel

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. If any of the Company's founder, board members or other key personnel, suffered a serious life event, such as but not limited to, prolonged illness, disability, or loss of a family member, the performance of such key individuals could be adversely affected and the future of the Company may be compromised. The Company does not have key person life insurance policies on any of its key personnel. To be successful, the Company needs people to run the day to day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance. legal, and other areas. The Company may not be able to locate such personnel when needed. The Company may not be able to locate or

attract this personnel when needed, or the Company may make hiring mistakes, which could adversely affect its business, financial condition, and operating results.

## Raising Additional Capital

The amount of proceeds that the Company is attempting to raise in this Offering will not be enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering.

The Company may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company is not able to raise capital to meet its business plans, the Company may not have the cash to provide security holders a return on their investment. If the Company raises additional funds through bank loans or other debt obligations, the terms of the additional debt issued could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition.

## Transactions with Related Parties Risk

As an investor, it's important to be aware that the Company may occasionally face potential conflicts of interest in its operations. In any situation involving a conflict of interest, the executive management will exercise good faith judgment prioritizing the company's best interests. The Company may engage in transactions with affiliates, subsidiaries, or other related parties. These transactions may not always be conducted at arm's length. However, they will aim to align with the management's duties to uphold the Company's interests and those of its unitholders. By acquiring an interest in the Company, investors implicitly acknowledge the potential for such conflicts of interest. They also waive any claims related to liabilities that might arise due to the existence of these conflicts.

## Subject to Liability; Costs of Defending Against Potential Claims

The Company is working with trusted and experienced partners, but the Company may nonetheless be subjected to potential claims and liability resulting from the negligence or misconduct of such partners. In such circumstances, the Company will need to dedicate cash and human resources to defend against or settle such claims. The potential claims can harm the Company's reputation, financial condition and prospects.

## Cybersecurity Risks

The Company could be subject to cybersecurity attacks by third parties. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack the Company's products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any data center as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the Company's business.

The Company's business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that it maintains and in those maintained by third parties with whom the Company contracts to provide services. The integrity and protection of that data is critical to the Company. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. The Company's systems may not be able to satisfy these changing requirements and customer expectations, or may require significant additional investments or time in order to do so. A breach in the security of the Company's information technology systems or those of our service providers could lead to an interruption in the operation of the Company's systems, resulting in operational inefficiencies and a loss of profits. Additionally, a

significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

## Internal Controls Risks

The Company does not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

## General Economic Conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions could impact the Company's ability to grow sales and collect revenue from its contracts. The Company may lose existing customers as a result of an economic downturn. The Company may need to reassess its business model and growth plans in response to a recession, depression, or other negative economic trends. If there were declining macroeconomic conditions (i.e. job markets and residential real estate markets), this could impact customer's financial viability and credit to enter into long-term contracts, even if such contracts would generate immediate and long-term savings.

## Undercapitalization

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it may not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an investor to lose all or a portion of his or her investment.

## Investment is not a Diversified Investment

The Company's investments may be negatively affected by the sustainability industry. The Company is a "non-diversified" investment and changes in the financial condition or market value in its industry may cause a greater fluctuation than in a "diversified investment".

## Illiquidity

Pursuant to state and federal securities laws, an Investor will be limited in their ability to resell their investment for the first year and may be required to hold such investment until its Maturity Date, if any. Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities on a market, an Investor may have to locate an interested buyer if such Investor does seek to resell a Security, and must obtain Company written approval.

## Cancellation restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

## Limited Disclosure

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. An early-stage company may be able to provide only limited information about its business plan and operations because it may not have fully developed operations or a long history to provide more disclosure. Additionally, operational, record keeping, and documentary processes may still be undergoing development.

The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

**Possibility of Fraud**

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

**No Collective Action**

There are no provisions for investors to collectively agree to new terms with respect to the Securities or restructure or reschedule amounts due on the Securities. There are no provisions for investors to collectively pursue repayment of the Securities. There are no provisions for investors to communicate with each other or take any collective action.

**No Public Market; Restrictions on Transfer**

There is no public market for, and the investor may be unable to sell, the Securities. The Company's offer and sale of the Securities will not be registered under the Securities Act or under any state securities laws. No transfer of the Securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

**Restrictions on Transferability of Notes Will Limit the Ability of Purchasers to Transfer their Interests**

Securities offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Securities may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available. Moreover, there will be no liquid, public market for the Securities, and none is expected to develop.

**Prospective Investors Should Not Rely on the Past Success of the Company, the Manager or its Affiliates**

Any prior transactions sponsored by the Company, the Manager or the Company's affiliates should not be relied upon by prospective Investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make, and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

## No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

## This Offering Allows for "Early" and "Rolling Closes"

Once the offering hits its minimum target amount and has been open for 21 days, the Company can choose to Close early the offering or execute a Rolling Close. If the Company meets certain requirements (described in the Appendix 1 "Early Closes, Rolling Closes and Material Changes"), an interim or Rolling Close of the Offering can occur. This will allow the Company to close on investment commitments and draw down proceeds from those investment commitments during the relevant period.

If the Company chooses to continue their Offering afterwards, and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to re-confirm or cancel their investment commitment as it is considered completed and they are investors in the Company.

If an investor's investment commitment was completed and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period. Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access.

If the Company chooses to close the Offering early i.e. before its originally published Close Date, if you fail to participate in the Offering in a timely manner, you will be prevented from being able to invest in

this Offering. The Company will select the final investor list - there is no guarantee that an investor who places a commitment and pays for the purchase, will ultimately be included in the final investor list, particularly in the situation of more investment commitments than the maximum goal of the Company.

**Use of Proceeds**

While the Company intends to use funds raised in the Offering in a manner consistent with that listed in the Use of Proceeds section, the Company ultimately has discretion over the use of the proceeds to use in legitimate ways for its business. Investors have no control over the ultimate use of raised funds.

**Company Insiders or Intermediate Family Members May Invest**

The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

**Pre-marketing Risk**

Prior to filing this Form C, the Company engaged in “testing the waters” or also referred to as an “Indication of Interest”, permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. The Company could potentially be found to have not complied with securities law in connection with this Offering related to “Indications of Interest.” The communications related to the Company's previous fundraising efforts, which are considered under specific securities exemptions, include various Form C filings published on the SEC’s website. These filings are associated with prior 4(a)(6) securities exemptions. For specific details, see the section titled 'Other Exempt Offerings [25]' in this document. All communications that were sent are deemed to have been an offer of securities for purposes of the antifraud provisions of federal securities laws. The communications sent to Investors prior to the Offering are required to be provided in this Form C. There is a risk that all communications may not be included here and that they may not have included proper disclaimers required for “Indications of Interest.”

## Fixed Income Risk

Fixed Income has Risk. With fixed income securities (such as the Notes), there is an obligation by the Company to pay an Investor interest and principal on their investment back in the future (pursuant to the applicable terms and conditions of such security). The amounts payable on the Notes are fixed amounts. Unlike with an equity investment, a Noteholder does not have the ability to participate in the upside potential that an equity investor does if the Company is very successful. If the Company is unable to receive sufficient funds from Projects, interest, and other sources to cover debt service, it may need to look to the parent for capital support, sell assets, or refinance/renegotiate its debts to avoid defaulting on its payment obligations.

### Credit Risk

There is no guarantee that the Company will be able to make the fixed amounts payable to an Investor or for that matter pay other liabilities. If the Company should default on a scheduled payment, file for bankruptcy, become insolvent, or otherwise be in a position where the Company is unable to pay its debts as they become due, then the Company may not be able to satisfy its payment obligations under the Note, and an Investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment. Note: The Parent company does not guarantee the repayment of debt service in the Company. To the extent the Company has lent or invested Company funds into other BlocPower related entities, the Company will rely on receiving cash back in a timely manner to pay debt service if needed, though the Company does not have full control to ensure this will happen. It is in the Parent company's interest to assist in such a manner, but there is no formal obligation from the Parent to do so.

### Unsecured Risk

The Notes are not secured by specific collateral; that is, the Investor has no special rights to the assets of the Company in order to reclaim their investment. Rather, in a default scenario, the Investors rely on a trustee to sell the assets and pay the Investor with the proceeds of the assets. The Company does not currently anticipate it will be in a situation where the Company is required to pledge any of its assets to other creditors.

The loans made to BlocPower LLC for temporary construction loans and sponsor equity into projects owned and operated in other subsidiary companies, or direct equity investments into BlocPower LLC subsidiaries are unsecured and will be subordinate to all other debt obligations of BlocPower LLC and/or the subsidiary. The Company can invest up to 40% of cash raised from Noteholders in this manner. While the Parent Company has the option to cover any shortfalls if needed, these investments being unsecured and subordinated increase the risk that Noteholders will not get paid in a timely manner, or may lose their investment. For investments that take an equity position, there is no obligation of the BlocPower Project Cos to pay dividends up to pay their equity investors and must pay all other obligations of that company first, thus further increasing the risk that cash will not be repaid to the Company.

## Deployment Risk

Company debt service is planned to be covered by the customer payment of leases and/or other long term payment obligations. To receive this income however, project capital must be contracted and deployed through construction. The Company begins billing once contracted projects have completed construction, and occasionally also receives cash earlier as prepayment. Most debt received by the company however begins amortizing immediately upon receipt. As it has taken the company some time to deploy the initial capital, with a significant amount of company assets still classified as Work in Progress as of the date of this offering, this may be considered a current risk. For example, some projects have taken a year or more to complete, due to equipment delays, design discussions, pricing considerations, permitting, and other factors. If the Company fails to rapidly contract projects with customers, or if contracted projects take significant time to complete, it puts an added strain on Company resources, and its ability to cover debt service. In such cases, the Company may need to rely on the Parent to help cover debt service, until at least funds are deployed and perhaps longer, or look towards securing other non-repayable funds like utility incentives or equity investments into the Company. The Company intends to mitigate this risk by working with BlocPower LLC staff to encourage the timely contracting and implementation of projects, through repayment of some external debt, and by the Parent currently holding cash associated with funds due to the Company, should any be required.

## Valuation Risk

While the Company believes that the interest rate that is applicable to the Notes is generally reflective of market terms for an investment of this nature, there is currently a very limited market of comparable offerings to reference. Unlike listed companies that are valued publicly through market-driven trading, the valuation of securities of companies similar to the Company is difficult to obtain.

## Interest Rate Risk

Interest rates fluctuate over time and may go up or go down. If interest rates go up (for example from 7% to 8% for a similar investment) in the future, an Investor's investment will maintain the original lower interest rate set forth in the Note. Subject to any applicable restrictions on the transfer of such Notes, if an Investor desires to sell their Note to someone else, a third-party, such third-party may require a discount from the Investor's original investment amount (or current outstanding principal amount), which would cause them to potentially realize a loss on their investment.

Volatility in interest rates may come from a wide variety of factors and can be very difficult to forecast. For example, rate moves may come from fundamental factors such as central bank announcements related to monetary policy due to inflation concerns and economic growth. Another example impacting interest rates can be geopolitical risk and shocks to the equity markets. Uncertainty in global and financial markets can have a negative impact on interest rates, and demand for securities that themselves are more risky inherently.

## Call (Prepayment) Risk

The Notes, at the option of the Company, can be repaid at any time. The Company is obligated to give Investors their remaining principal investment back plus any interest that is accrued up to the date the principal is paid in full as is discussed in the "optional prepayment" section of the Subscription Agreement. However, when an Investor goes to reinvest their money, current interest rates may be lower, which may result in a lower interest rate for such new investments.

## Risks Related to Minority Ownership Factors [22]

An Investor in the promissory notes does not hold a position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

## Risks Related to Certain Corporate Actions [23]

Additional issuances of securities: Following the Investor's investment in the Company, the Company may sell interests to additional investors. Raising additional debt will increase the amount of repayments due to investors, and potentially reduce the amount of cash available to pay existing Noteholders. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company.

Issuer Repurchase of Securities/Prepayment of Notes: The Company has the right to repay principal and interest on the promissory notes at any time prior to the maturity date. If the Company repays principal and interest on the notes early, Investors will receive fewer interest payments than expected at purchase.

A sale of the issuer or of assets of the issuer: As a noteholder with no voting rights, the Investor will have no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the management of the Company to manage the Company so as to maximize value for unitholders and ensure full payment of noteholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the management of the Company. If the management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the amount received will be sufficient to repay Investor and other noteholders.

Transactions with related parties: The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

# The Offering

## Purpose [9]

The Company desires to:

1. Provide the community an opportunity to invest in building electrification projects and increase the likelihood of BlocPower projects' success by taking out an existing loan, as described below.

2. Obtain funds from crowdfunding investments to finance a revenue-generating service.

3. Give more people access to impact investing through Raise Green's crowdfunding platform.

## Use of Proceeds [10]

| | **If Target Offering Amount** | | **If Maximum Offering Amount** | |
|---|---|---|---|---|
| | **$** | **%** | **$** | **%** |
| **Total Proceeds** | **50,000** | **100%** | **1,000,000** | **100%** |
| Less: Raise Green Service Fees | 3000* | 6% | 60,000* | 6% |
| **Net Proceeds** | **47,000** | **94%** | **940,000** | **94%** |

| | | | | |
|---|---|---|---|---|
| Less: CapEx/Refinance amount | 45,000 | 90% | 938,000 | 93.8% |
| Less: Legal | 1,000 | 2% | 1,000 | 0.1% |
| Less: Accounting | 1,000 | 2% | 1,000 | 0.1% |
| **Total Use of Net Proceeds** | **47,000** | **94%** | **940,000** | **94%** |

*If there is a material change to the Company or the Terms of the Offering after the Company has filed its Form C, Raise Green will work with the Company to file an Amendment to the Form C (Form C/A). An additional remuneration fee is charged to the Company to the amount of $1000 per filed Form C/A. Standard transaction fees will also be applied.

The Company intends to use the Target Offering Amount for the following:

6% to Raise Green, 2% to Legal, 2% to Accounting, with remaining 90% to BlocPower Project Costs as "CapEx/Refinance amount" (scoping and designing each project's equipment and installation costs).

The Company intends to use the Maximum Offering Amount for the following:

6% to Raise Green, 0.1% to Legal, 0.1% to Accounting, with remaining 93.8% to BlocPower Project Costs as "CapEx/Refinance amount."

The Company intends to adjust roles, tasks, and purchases based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds, set forth above, to adhere to the Company's overall business plan and liquidity requirements.

## Testing the Waters [11(a)]

The Company has not made use of any written communication or broadcast script to test the waters.

## Delivery of Securities [11(b)]

See Appendix 1

## Canceling a Commitment to Purchase [12]

See Appendix 1.

# Securities of the Company

## Securities Being Offered [13, 14, 15, 16]

## Terms of Securities [13]

See the Terms of the Securities in the Subscription Agreement in Appendix 3.

## Voting Rights and Limitations [14, 15]

Do the securities have voting rights?  No

Are there any limitations on any voting rights? The holders of the Notes are not entitled to vote on any matters pertaining to the Company.

## Modification of Terms [16]

The terms of the security cannot be modified solely by the Company once the Notes are issued to investors. Per Regulation CF, the terms of the security could be modified by the Issuer during the raise process, but that would be considered a material change and require investor reconfirmation. Once the Offering has passed the Closing Date, the Issuer cannot modify the terms. See Appendix 1 for more information.

## Restrictions on Transfer

See Appendix 1. The Company requires written consent in advance of any transfer whether in the first year or thereafter. See the Subscription Agreement Appendix 3 for additional information.

# Other Outstanding Securities [17, 18, 19, 20]

## Other Classes of Securities [17]

This is an LLC with no issued units.

## Limitation and Dilution of Rights [18]

The rights of the Notes being offered may not be materially limited by the rights of any other security or class of security of the Company except if the Company issues additional Notes in the future, which will not change the rights of the Noteholders but may reduce the availability of cash to meet its obligations under the Notes. For the avoidance of doubt, in reference to the SEC Form C request "Are there any differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company?", the Company attests that there are no differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company.

Because the Investor holds no voting rights in the Company, the holders of a majority-in-interest of voting rights in the Company could impact Noteholders in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These types of changes could cause the Company to pay off the Notes the Investor has purchased before their maturity, thereby reducing the aggregate interest paid on the notes to the Investor.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

## Other Differences Among Classes of Securities [19]

Yes. The Company expects that each class of security authorized and/or issued by the Company will have different rights and/or preferences. As discussed above, the Notes are senior or pari passu to other existing, and potentially future, debt securities and have no voting rights. In addition, the Notes evidence a fixed-debt obligation, as opposed to an equity interest, and therefore do not provide the Noteholders with a right to participate in the growth of the Company or to otherwise receive any distributions from the Company's profits.

## Rights of Principal Shareholders [20]

As holders with no voting rights in the Company, the principal unitholder(s) may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of the principal unitholder(s), and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the principal unitholder(s) may change the terms of the operating agreement for the Company, change the management of the Company, and even force out minority holders of securities. The principal unitholder(s) also may force the Company to prepay the promissory notes before their maturity date. The principal unitholder(s) may make changes that affect the tax treatment of the Company in ways that are unfavorable to the Investor but favorable to them. The principal unitholder(s) may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. The principal unitholder(s) may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The principal unitholder(s) have the right to redeem their securities at any time. The principal unitholder(s) could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. The exit of the principal unitholder(s) may affect the value of the Company and/or its viability.

Based on the factors described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

## Valuation of Securities Being Offered [21]

The Notes are a debt instrument and are valued based upon interest rate. The Company believes that the annual interest rate applicable to the Notes is reflective of general market terms for similar securities. The Company looked at several fixed income benchmarks such as the benchmark US Treasury that is closest in maturity to the maturity of the Offering and 15 and 30 year mortgage rates.

The Company also compared the rate to anecdotal information related to bank loans for solar projects. While none of these have the same risk profile, they serve as relative market indicators.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

## Outstanding Indebtedness [24]

The Company has the following outstanding material debts.

| Amount Outstanding | Interest Rate | Maturity Date | Other Material Terms |
|---|---|---|---|
| $872,224 | 5.5% | 05/14/33 | Climate Impact Notes - 1st Offer |
| $91,671 | 4.0% | 12/31/31 | Merck Family Foundation |
| $938,802 | 5.5% | 03/23/34 | Climate Impact Notes - 2nd Offer |
| $759,440 | 5.5% | 04/30/34 | Climate Impact Notes - 3rd Offer |
| $491,022 | 5.0% | 1/31/2038 | East Bay Community Energy<br>(note: approx. $210k early payback planned for Jan 2024) |
| $472,012 | 6.5% | 03/02/35 | Climate Impact Notes - 4th Offer |

*Table 4. Material indebtedness of the Issuer as of September 30, 2023*

## Other Exempt Offerings [25]

Since September 30, 2020, the Company has conducted five (5) other exempt offerings:

| Exemption Type | Partner Organization | Offering Type | Outstanding Amount | Maturity Date |
|---|---|---|---|---|

| | | | | |
|---|---|---|---|---|
| 4(a)(6) | RaiseGreen | Crowdfunded project finance | $872,224 | 05/14/33 |
| 4(a)(6) | RaiseGreen | Crowdfunded project finance | $938,802 | 03/22/34 |
| 4(a)(6) | RaiseGreen | Crowdfunded project finance | $759,440 | 04/30/34 |
| 4(a)(6) | WeFunder | Crowdfunded project finance | $472,012 | 03/02/35 |

| Exemption Type | Relationship | Transaction Type | Amount Invested | Issued |
|---|---|---|---|---|
| 4(a)(2) | Parent Company | Other | $163,137 | 01/03/21 |

## Related Party Transactions [26]

On January 3rd, 2021, the Company utilized a Securities Act 4(a)(2) exemption to invest a total of $163,137 common shares as part of this private placement with its parent entity, BlocPower LLC. During the offer and sale of these securities, observed as a founding investment in the subsidiary company, there was no form of general solicitation or advertising involved, underscoring The Company's commitment to adhering to the provisions of Section 4(a)(2) of the Securities Act of 1933.

As discussed elsewhere in the document, the company will from time to time lend to other entities within the corporate structure, such as BlocPower LLC ($1,016,944 total, with $654,749 net of loans back to the Company), BlocPower ES1 ($63,032), and BlocPower ES2 ($129,406). Figures are from internal September 30, 2023 financials, and make up a substantial portion of the Other Current Assets section on the balance sheet. See corporate structure diagram for additional context.

The Company has lent $290,000 to BlocPower Community Corp, a not-for-profit organization which shares some management staff with that of BlocPower LLC. Per BlocPower LLC accounting staff, this loan is accruing interest at 7%.

# Financial Condition of the Company

## Operating History [27]

The Company was duly incorporated under the laws of the State of Delaware in January 2021.

Subsequent to its incorporation, the Company's parent entity, hereinafter referred to as "the Parent", has notably positioned itself at the forefront of the burgeoning trillion-dollar endeavor to effectuate the decarbonization of U.S. edifices and structures. In furtherance of its objectives and recognition of its technical and strategic acumen, the Parent has been the selected entity for collaborations by municipalities such as Ithaca, NY; Denver, CO; and San Jose, CA, among others.

Financially, the Parent has successfully garnered capital in excess of $100 million, procured from an illustrious consortium of investors comprising, inter alia, VoLo Earth, Microsoft Corporation, Kapor Enterprises, Goldman Sachs Group Inc., the Bezos Earth Fund, and SDCL.

In its pursuit of fostering sustainable energy practices, the Company has been instrumental in engendering employment opportunities in the clean energy sector, with a marked emphasis on socio-economically disadvantaged locales. Internally, the Parent boasts a cadre of around 90 diverse and dedicated professionals, whose collective endeavors have culminated in a strong ~40x revenue growth trajectory from 2020 to 2023.

It is also pertinent to note that the Company's ventures within the Low and Middle Income (LMI) communities are strategically poised to accrue benefits pursuant to the provisions of the Inflation Reduction Act, solidifying the Company's stature as a paragon in sustainable energy initiatives.

## Current Condition and Historical Results [28]

As of September 30, 2023, BlocPower Energy Services 3 currently has 18 completed projects and 12 in construction. The total construction cost of projects placed in service is $1,664,417, and expected to be $1,584,516 for projects in progress. Some projects in progress will have been placed in service between September 30th and the date of this offering. BPES3 earns income from lease payments from

customers, interest payments from related parties, and incentive payments from governments and utilities.

*For the fiscal year ending Dec 31, 2022:*

Revenues: The Company reported revenues of $259,644.

Net Loss: The Company experienced net losses of $250,248

*As of December 31, 2022:*

Assets: The Company had total assets of $3,693,908 including $351,984 in cash.

Liabilities: The Company's Total Current liabilities totaled $503,406, and the Company's Other Liabilities totaled $3,001,179.

*For the 12-month period ending September 30, 2023:*

Revenues: The Company reported revenues of $1,344,869

Net Loss: The Company experienced net losses of $222,357

*As of September 30 2023:*

Assets: The Company had total assets of $4,269,330 including $223,505 in cash.

Liabilities: The Company's liabilities totaled $4,127,895 at the close of the trailing 12 months ending September 30, 2023.

In 2022, incentive revenue from projects associated with BlocPower Energy Services 3 was sometimes recognized at the parent entity. Due to a change in accounting methodology in 2023, incentive revenue will now be recognized at the entity which owns the project associated with the incentive. This has increased and is expected to increase recognized revenue at BPES3 from FY2023 forward.

**Debt Service Coverage:**

As of September 30, 2023, BPES3 has $223,505 in cash, $1,190,237 in Accounts Receivable, $1,534,123 due from related parties (Other Current Assets), and $1,321,464 in project assets not yet placed in service (work in progress). $363k is also due back to the Parent company, but that is not expected to be requested by the parent company in the foreseeable future.

The Company's Cash on Hand corresponds to the intended 6 month debt service reserve, as calculated based on all debt at the company as of September 30, 2023. Further, as of the time of this offering, the Manager has some ability to make payments on behalf of the Company with funds from the Parent, until the net funds due from the Parent to the Company reaches zero.

*To demonstrate Debt Service Coverage for deployed projects:*

This section of the analysis focuses on debt service associated with projects deployed, for the purpose of understanding how project cash flows of constructed projects are able to cover their associated debt. It should be noted that the full debt service owed by the company is a greater amount, since it also includes undeployed cash, work in progress, and funds lent to related parties.

Since funds associated with Work in Progress assets, and uninvested funds (cash), do not have contracted cash flows associated with them, these shall be removed for the basis of calculating BPES3's debt service here. Similarly, since funds due from related parties may accrue interest at a rate equal to or greater than that of the external debt due, and because the obligation is with a related party under common management, these funds shall be removed from the calculation as well. BPES3 debt service associated with these groupings may be covered by cash on hand, repayment of cash due from related parties, or contribution from the parent company.

As such, considering total crowdfunding raised of $3,227,932 as of the date of this submission, plus other debt of $600,000, less uninvested cash, funds due from related parties, and work in progress assets, results in $798,839 debt to be covered by BPES3 project cash flows, equating to debt service of $91,324 per year (with an average 12.33 year term, and weighted average interest rate of 5.85%.). This may be assumed to be the debt associated with project assets in service. Comparing this to the $100,423 estimated project cash flow (looking forward) yields a 1.10x DSCR. While this does show the projects in service should be covering their own debt, this is still below the 1.20x target.

It is the Company's intention to improve, and continue to aim for the 1.20x target. In early 2024, it is expected that a loan to BPES3 from an outside party will be paid down by approximately $210k, and the

loan will be re-amortized at that time. Cash to pay down this loan is expected to come either directly from the Parent entity as contribution, or as a repayment of funds due from the Parent entity. It is expected to decrease interest expense at the company, and decrease required debt service. This will reduce the debt to be covered by BPES3 project cash flows down to approximately $595k, slightly change the weighted term and interest rates, imply an annual debt service figure against this debt portion of approximately $69k, along with an improved DSCR of about 1.45x. It is further the company's aim to increase the average project profitability, across both the Work in Progress, and new contracts signed, which should in turn improve DSCR.

*To demonstrate debt service coverage if all funds were deployed:*

To extend the prior analysis, if the company deploys all cash, plus funds due from related parties not associated with other project entities, and reinvests expected project incentives associated with work-in-progress, it is calculated that about $2.3M could be invested into projects. This could be invested rapidly as part of funding one or a few large projects. Given prior deployment speeds however, this may require 1-2 years, or more if deployment is slower. As discussed in the risks section as it relates to deployment risk, the parent company may need to support some portion of debt service during this time, or additional outside funds may be required.

If projects are sold at the same profitability levels as the past (yielding comparable lease payments in relation to capital cost), and receives incentives of at least 40% of project cost (which is equal to the calculated 35% historical incentive ratio, based on $3.25M expected final project cost and $1.14M estimated incentives for all completed projects and work in progress), it is calculated the company would have a debt service ratio of approximately 1.12x. This does provide a margin of coverage for debt service, but is still below the targeted 1.20x level. If the Company is able to price its leases 7.5% higher, and can increase the historical 35% incentive ratio to 45%, then it could be able to achieve the 1.20x target.

Given that the Company has taken steps to improve its operations, higher margins may be expected, and the company may be able to sell projects at higher profitability levels. Additionally, due to the forthcoming IRA incentives, the Company believes it is reasonable for the projects to receive an equal or greater amount of incentives per project as have been previously received. Further, new incentive revenues received may also be reinvested, which can yield additional project revenue.

While the above demonstrates the sustainability of the Company to raise debt capital, deploy projects, and generate lease contract revenue to cover costs, the timing to deploy the projects can take longer to start generating cash than is required to pay debt service in a particular year. If that is the case, the Company plans to request a return of capital from the Parent to which it has been lent $1 million, to cover timely repayment during this growth period of the Company. If BlocPower LLC were to allow BPES3 to default on its debt, BlocPower would suffer a strong negative impact to its reputation, thus it is in the continued interest of the parent to cover Company debt service, should that assistance be required.

## Statement on Liquidity. Comment on any expected challenges.

**What is your company's liquidity position? (e.g. cash, assets, etc.)**

To date, the Company has been financed with $3,278,112.00 in crowdfunded debt. Due to the management relationship with BlocPower LLC, The Company may continue to operate indefinitely, in line with the operation of the parent company. Should BPES3 need to run independently, taking into account both cash on hand ($223k as of 9/30/2023), against full debt service due to all (estimated at $442k annually, based on all debt taken thus far, excluding this raise) and a reasonable management cost ($75k per year) it is expected that BPES3 would have about 5 months of runway. If all funds due from related parties were to be paid however, this would grow to somewhat less than 3 and a half years (specifically, about 40 months). Including additional income from Work in Progress set to complete in the short term could increase this a further by up to three months.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations through the next 12 months. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the Offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this Offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

**How fast will the Company use its current cash resources?**

Blocpower Energy Services 3 LLC has cash on hand of $223,505, as of September 30, 2023. It is expected that this cash will be utilized over the next 3-6 months to complete much of the work in progress, which will begin yielding lease income for the Company. This is expected to increase the approximate $100k cash flow annually from projects to approximately $225k. Also, associated with the completion of this work, the Company has estimated it may receive $500k in incentive income over the coming 12 months.

The parent company is expected to transfer funds to reduce the amounts due from related parties, the proceeds of which are planned to pay down $210k of external debt and may cover crowdfunding debt service, as needed.

Based on these estimates, we expect cash resources to be depleted within 6-12 months. Due to the management of BPES3 by the parent company however, and the ongoing revenues from projects, we do not expect this to limit operations, though it will restrict further project investment until project or additional incentive revenue comes in, or unless further external investment is received.

BPES3 has successfully raised four previous Reg CF rounds totaling approximately $3.3 million, and to its knowledge has satisfied the associated obligations to date. In addition, other financing may be available, similar to the prior parent company equity investment of approximately $144,000, or the Merck Foundation's $100,000 loan.

All projections in the above narrative are forward-looking and not guaranteed.

**How will funds from this raise affect your liquidity position?**

The Company expects to use the net proceeds of this Offering to directly improve BPES3's liquidity position by providing extra capital that can be used to build more projects, float more construction costs, and act as a buffer against future expenses.

## Statement on Capital Resources. Comment on any expected challenges.

**What capital resources do you have -- or expect to have -- available? (e.g. debt financing, grants, investments, etc)**

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations through the next 12 months. We plan to raise capital again in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

It is not the Company's intention to use funds from this raise to service existing debt. The Company however does reserve the right to do so if needed, to the extent permitted by law, regulation, corporate governance, or otherwise. If the company does use funds from this raise to pay existing debt service, then additional funds from the Parent – or other outside funding – may be required to meet subsequent debt service obligations.

**Is the Company dependent on the capital resources described above?**

No, as BPES3 can look to BlocPower LLC and BlocPower PBC for support if needed, and to the repayment of current contracts.

[1]

---

1

## Audited Financial Statements, and Operation Discussion

| | 2022: Most Recent Fiscal Year-end | 2021: Prior Fiscal year-end |
|---|---|---|
| Total Assets: | $3,693,908 | $1,354,787 |
| Cash & Cash Equivalents: | $351,984 | $173,298 |
| Accounts Receivable: | $291,860 | $0 |
| Short-term Debt: | $394,205 | $160,245 |
| Long-term Debt: | $3,001,179 | $980,262 |
| Revenues/Sales: | $259,644 | $13,724 |
| Cost of Goods Sold: | $415,723 | $0.00 |
| Taxes Paid: | $0.00 | $0.00 |
| Net Income (Loss): | ($250,248) | ($37,271) |
| # Employees* | 2 | 2 |

* Note: number of employees at BlocPower Energy Services 3 is not addressed in the audit reports.

**Discuss the above financial results for the two years. Comment on if investors should expect similar or different results in the future**

For 2022, based on guidance from the Company's audit firm, the accounting treatment for all leases was converted to Sales-Type. As a rough summary, in this type of accounting, the actual cost of construction is registered as Cost of Goods Sold, and a discounted (present value) of the lease cash flows (along with other associated cash flows and residual values) is recognized as the present-day sales price. From there, actual interest income is recognized over time, and any impairments to the value of the asset are recorded. Under this treatment, these assets are held on the balance sheet as "Net Investment in Sales Type Leases" which gets adjusted over time.

When projects are sold at a profit, this treatment should result in a gross profit at the time of sale, and a stream of interest income over the contract life. As can be noted however, a net loss was recognized for 2022. This is due to recognition of interest expense associated with debt, choice of discount rate (6%), expected later recognition of interest income over time, and other factors. Historically, due to the parent co BlocPower LLC holding the contracts with Con Edison and other incentive providers, incentive revenue has been recognized at parent company BlocPower LLC. It was determined early in 2023 however that going forward, incentive revenue should consistently be associated with the entities which own the projects. As such,additional incentive revenue should be expected to be recognized in 2023.

Incentive revenue can be variable. Accounting guidance has been given that incentive revenue is often neither certain to be received nor certain in amount, and thus may not be able to be accrued until it is received.

Because of this uncertain nature, and because the potential for recognition of incentive revenue at the SPE level was not identified until some point in Q1, incentive revenue is still under-represented in the internal financials. This may be evident when looking at the trailing 12 months ending 9/30/2023. It is expected this will be resolved and reconciled when the 2023 fiscal year is closed out, though it still cannot be guaranteed that BPES3 will show a profit for 2023. On the other side, BlocPower ES3 has not been paying a formal management fee up to BlocPower LLC, which if accrued, would increase expenses at BPES3. It is our belief however that due to the recognition of incentive income, and interest income over time, the Company is on a profitable path.

While the audited financial statements attached to the Form C are compiled financial statements for the parent company and all of its subsidiaries, the figures above are self-reported financials for just the subsidiary raising this round.

**[Discuss any known material changes or trends in the financial condition and results of operations]**

Please see other financial sections relating to changes, trends, and conditions.

**Financial Milestones. Provide upcoming Yearly or Quarterly targets and metrics.**

BPES3 expects periodic lease payments to increase 20% to approximately $12,000/month, within the next 6 months, as more buildings go online (work-in-progress is placed into service) and then will stay relatively stable for the next 3-12 months as more projects enter the sales and construction pipeline.

BPES3 Background:

- On January 10, 2021, BlocPower LLC contributed two fully-funded, under-construction projects as in-kind equity investment valued at about $75,000.
- By February 15, 2021, BlocPower LLC infused an equity of $100,000 in cash as initial operating capital.

2021 Highlights

- Successful crowdfunding campaign raised $997,250.
- Completion of lease signings for 20 projects.
- Completed construction on 8 projects.
- BlocPower Energy Services 3 honored all financial obligations as per prior terms.

2022 Highlights

- Raised $1,808,800 in crowdfunding.
- Completion of lease signings for 8 projects.
- Target: Achieve a 1.2x debt service coverage via revenue and investment income.
- Explore avenues for additional debt capital to diversify project portfolio.
- Completed annual payments to Crowdfunding investors.
- BlocPower Energy Services 3 honored all financial obligations as per prior terms.

2023 Milestones & Outlook into 2024

- Place current Work in Progress assets into service, to reach a $228k per year cash income from leases.
- Aim to secure further incentive reimbursements.
- Raised $472,012 in crowdfunding in Q2.
- Aim to achieve a 1.2x debt service coverage via revenue and investment income.
- Aim to finalize accounting treatment updates regarding treatment of interest and equity income from related parties, along with a management fee to the parent company.
- Deploy capital directly into projects wholly owned by BPES3.

- Maintain the 40% target cap of BPES3 funds being deployed to related BlocPower entities.
- Sign several large scale projects where BPES3 capital can be put to work to support other capital at related party entities such as:
  - Retrofitting a New York Tri-State area LMI co-op with air source heat pumps across their facility. Total project cost expected in excess of $30M
  - Provide solar-integrated upgrades with efficiency measures to a Manhattan co-op. Total amount to be financed expected in excess of $18M
  - Provide solar and roofing upgrades to a New York Tri-State area mixed income group of buildings with a population of tens of thousands of residents. Total project cost expected in excess of $25M. A potential follow-on project could result in a full air source heat pump deployment, with project costs in excess of $200M.

**Company Strategies and Goals**

The Company's operational goal is to ensure revenue (after operating expenses) is at least 20% greater than annual debt service payments. The objective is to maintain a 1.2x Debt Service Coverage Ratio (DSCR) on average, post full project operations. However, exceptions might be made for select individual projects. Every dollar of debt raised can lead to significantly larger project values. Cash incentives from federal/state/local bodies can offset up to 35% of the net cost for energy efficiency projects. Air source heat pump project incentives can vary widely but can achieve these levels, and with the coming implementation of incentives indicated by the Inflation Reduction Act, are expected to increase in the future. Most solar projects benefit from a 30% Investment Tax Credit, though some can benefit from additional “adders” based on local income, domestic content, and/or prevailing wages. Solar ITCs can be transferred, but at some cost.

BlocPower's broader vision, though not obligatory, is to infuse equity into projects in tandem with incentives and crowdfunded debt. The overarching goal is to deploy $50 million of capital by the end of 2024 across all BlocPower companies and affiliates. The intent behind structuring the Note offering to be fully amortizing is to align with the long-term revenue stream of lease payments. While the aspiration is to maximize crowdfunds and expedite the "greening" of urban areas, each project, be it within the Company or another subsidiary, is envisioned and budgeted to be self-reliant once operational.

**Is the Company's viability dependent on the Offering?**

The Company's viability is not dependent on the Offering.

**When does the Company's Fiscal Year end?**

The Company's fiscal year ends on December 31.

## Financial Statements [29]

Please see Appendix 2.

## Certification

Mengel Metzger Barr & Co. (MMB + CO) provided an independent auditor's report to certify the financial statements of BlocPower Public Benefit Corporation and Subsidiaries, included in this Form are true and complete in all material respects. See Appendix 2.

# Additional Information

## Involvement in Legal and Regulatory Proceedings [30]

[Answer (1) – (8) of Question #30, and all subparts thereto, of Form C. If answering "Yes" to any question, explain the circumstances and outcome of such proceeding or action.]

All questions were answered "No".

## Other Material Information [31]

The Company has no other material information to provide.

# Appendix 1 - Important Information About the Crowdfunding Process

Investors should read carefully.

## Delivering Securities to Investors

The Company will work through Raise Green's FINRA compliant regulated Funding Portal to conduct the Regulation Crowdfunding offer of securities. Securities will be delivered through electronic transmission.

## Ongoing Reporting Requirements

The Company will file a report with the Commission annually and post the report on its website (see "The Company"), no later than 120 days after the end of each fiscal year covered by the report. The issuer may terminate this reporting obligation in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)). Eligibility for termination occurs when one of the below conditions is met:

1. The issuer is required to file reports under section 13(a) or section 15(d) of the Exchange Act (15 U.S.C. 78m(a) or 78o(d));
2. The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
3. The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4. The issuer or another party repurchases all of the securities issued in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The issuer liquidates or dissolves its business in accordance with state law.

# Remuneration for Raise Green

Remuneration for Raise Green is only paid if this raise is successful in meeting its target amount. Raise Green will be paid a flat 6% of the amount raised which is withdrawn directly from the escrow account before disbursing funds to the Company. Raise Green earns a flat platform fee of $1,000, and if the Company submits an amendment to this Form C, called a Form C-A, an additional $1,000. Raise Green may charge the Issuer a transaction processing fee that will depend on the funds raised, and will be disclosed at the end of the Offering.

# Investing Process

To invest in an offering, Investors must have an Account with Raise Green. Raise Green collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors that are non-US residents may not be able to participate in the Offering due to local securities laws. Please see more information available in the Raise Green educational materials ( FAQ).

After you select to invest on the Raise Green investor Marketplace, if you do not already have an Account set up, you will be asked to provide certain information to enable Raise Green to set up your Account. You will also need to sign a Subscription Agreement for the investment you have selected in order to purchase the Securities and select your payment method. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Private Securities, an independent escrow facilitator, during the Raise.

**Subscription Agreement**

Subscription Agreements are an investor's application to participate in the crowdfunding offering and include the Terms of the investment attached as Appendix 1 to the Subscription Agreement. It is a two-way agreement between the issuer to sell and the investor to purchase an agreed-upon amount of securities at an agreed-upon price. A Subscription Agreement is typical with private security offerings like those under Regulation Crowdfunding. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any

subscription, the applicable prospective Purchaser's funds for the investment amount will be returned without interest or deduction. Certain payment methods may have additional fees that will be disclosed at time of purchase; those additional fees will be returned to the investor if their transaction is canceled.

## Progress during an Offering

Raise Green investor marketplace will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Raise Green. Investors can ask questions of the Issuer during the offering period on the "Q&A" (also referred to sometimes as the Forum) tab on the Issuer's Offering Page. You must be signed into your Raise Green Account in order to be able to ask your question, however.

### Target Offering Amount and Maximum Offering Amount

A company selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the issuer will not receive funds.

## Cancellation

Investors may cancel an investment commitment for any reason up until 48 hours prior to the deadline (Close date) of the Offering period. The Close date can be found in the Offering materials and on the Issuer's Offering page on the Raise Green portal. For example, if the deadline is Dec 24th, you can cancel until Dec 22 at 11:59 PM EST. Once within the 48 hours of the Close date, you can no longer cancel your investment commitment, even if your investment commitment was submitted within the 48 hour time period.

You cancel your investment commitment directly on the Raise Green portal. Sign into your Raise Green Account and navigate to your Portfolio. Identify the transaction you would like to cancel, and click cancel. If you need any assistance at any point, please reach out to the Raise Green team at investors@raisegreen.com.

**Early Close, "Rolling" Close, and Material Changes**

Raise Green, as the intermediary conducting the offering, will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount in settled funds prior to the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Company continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the issuer may choose to close the offering at an earlier date i.e., an "**Early Close**". Raise Green will provide notice to all potential investors of the Early Close date via the Update Section on the Offering Page, and to all investors with investment commitments in the Offering via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of: the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Early Close date, and whether the Issuer will continue to take commitments during the 48 hour period.

If the Offering has reached 120% of the Target Offering Amount in settled funds, the Company may also choose to conduct the first of a series of closes i.e., "**Rolling Close**", if RG consents and proper thresholds and requirements have been met. Each Rolling Close will follow the same process as if it were an Early Close, except the Company will continue to accept investment commitments after the Rolling Close has been completed. After the initial Rolling Close, provided that the Offering has met the proper thresholds and requirements, and the date generally is no less than 3 months from the previous Rolling Close date, the Company may conduct a subsequent Rolling Close. As with the one-time Early Close, for each Rolling Close, the Raise Green on behalf of the Company must provide notice to all investors and in email to investors with investment commitments, at least 5 business days in advance of the Rolling Close date. The notice will inform investors of: the anticipated Rolling Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Rolling Close date, and whether the Issuer will continue to take commitments during the 48 hour period. All investment commitments included in the Rolling Close will receive a countersigned subscription agreement from the Company and email communication as evidence of their purchase transaction, and the Company will receive the funds from those investment commitments from the Escrow Bank. Once a Rolling Close has been conducted, any investors whose investments have been confirmed via a countersigned Subscription Agreement and whose funds have settled in escrow and

been disbursed through the company are now investors in the Company. If an investor's investment commitment was completed in a Rolling Close, and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period.

In the case of a material change to the issuer or offering terms during a raise, any investor with a commitment in the Offering will receive a notification via their email on file of this material change and that their investment will be canceled unless the investor reconfirms his or her investment within five (5) business days of receipt of the notice. If the investor fails to reconfirm the investment within the five (5) business days, the investment will be canceled, and a notice of the cancellation and reason will be sent to the investor. Raise Green will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction. In the case of a Rolling Close, if there is a material change to the Company or the Offering post the Rolling Close Date, investment commitments that were included in the Rolling Close do not have the right to cancel their investment anymore as they are already investors in the Company.

**Oversubscribed**

If the Offering is oversubscribed, e.g., the investor interest is over the Target Offering Amount, the issuer plans to allocate investor commitments on a first-come first-served basis. The Company is under no obligation to, but may choose to, accept any additional subscriptions for the Securities once the Company has received subscriptions for the maximum amount of the offering. Investors should take this into consideration when they consider the timing of placing their investment commitment.

**Restrictions on Transfer of the Securities Being Offered Within the First Year**

The Company requires written consent in advance of any pledge, resale or transfer whether in the first year or thereafter. The Subscription Agreement outlines this process.

As provided for in Section 227.501 of Regulation Crowdfunding, the securities being offered generally may not be resold by any purchaser of such securities for a period of one year beginning when the securities were issued, unless such securities are transferred: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by

the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term “accredited investor” means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term “member of the family of the purchaser or the equivalent” includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term “spousal equivalent” means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one year period, any agreement to transfer or sell the securities will be authorized only by the written confirmation of both the investor and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Subscribed Note, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder’s intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder’s expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a “no action” letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Subscribed Note may be effected without registration under the Securities Act, whereupon the holder of such Subscribed Note shall be entitled to sell, pledge, or transfer such Subscribed Note in accordance with the terms of the notice given by the Holder to the Company.

# Appendix 2 - Financial Statements

**Loan Amortization Schedule**

The below is provided for illustration only.

- Assumes a $1 million initial raise, the Note is not called during the 12 year life of the Note
- Assumes the first payment period covers an actual 12 month time period
- Shows the flat annual payment the Company must pay out
- Shows each payment consists of a portion of interest and principal being returned
- Investors that purchase the Note experience their proportional amount of the payments

| Outstanding Balance | Annual Payment | 7.25% Interest | New Balance | As of |
|---|---|---|---|---|
| | | | $1,000,000.00 | 1/2/2024 |
| $1,000,000.00 | -$127,584.70 | $72,500.00 | $944,915.30 | 1/2/2025 |
| $944,915.30 | -$127,584.70 | $68,506.36 | $885,836.96 | 1/2/2026 |
| $885,836.96 | -$127,584.70 | $64,223.18 | $822,475.44 | 1/2/2027 |
| $822,475.44 | -$127,584.70 | $59,629.47 | $754,520.21 | 1/2/2028 |
| $754,520.21 | -$127,584.70 | $54,702.72 | $681,638.23 | 1/2/2029 |
| $681,638.23 | -$127,584.70 | $49,418.77 | $603,472.30 | 1/2/2030 |
| $603,472.30 | -$127,584.70 | $43,751.74 | $519,639.34 | 1/2/2031 |
| $519,639.34 | -$127,584.70 | $37,673.85 | $429,728.49 | 1/2/2032 |
| $429,728.49 | -$127,584.70 | $31,155.32 | $333,299.11 | 1/2/2033 |
| $333,299.11 | -$127,584.70 | $24,164.19 | $229,878.59 | 1/2/2034 |
| $229,878.59 | -$127,584.70 | $16,666.20 | $118,960.09 | 1/2/2035 |
| $118,960.09 | -$127,584.70 | $8,624.61 | $0.00 | 1/2/2036 |

If the first payment period were less than an actual 12 months, the first annual payment amount on Jan 2nd will be lower than the above flat monthly amount. For example, if the issuance date were 4/1/2024, the first payment period covers 9 months and the payment would look as follows:

| Outstanding Balance | Annual Payment | 7.25% Interest | New Balance | As of |
|---|---|---|---|---|
| | | | $1,000,000.00 | 4/1/2024 |
| $1,000,000.00 | **-$109,459.70** | **$54,375.00** | $944,915.30 | 1/2/2025 |
| $944,915.30 | -$127,584.70 | $68,506.36 | $885,836.96 | 1/2/2026 |
| $885,836.96 | -$127,584.70 | $64,223.18 | $822,475.44 | 1/2/2027 |

etc.

If the first payment period were less than an actual 12 months, the first annual payment amount on Jan 2nd will be lower than the flat monthly amount in the Loan Amortization Schedule under section 2. For example, if the issuance date were updated to 4/29/2024, the first payment period covers 8 months and one day, so the payment would look as follows:

| Outstanding Balance | Annual Payment | 7.25% Interest | New Balance | As of |
|---|---|---|---|---|
| | | | $1,000,000.00 | 4/29/2024 |
| $1,000,000.00 | **-$104,344.97** | **$49,260.27** | $**944,915.30** | 1/2/2025 |
| $944,915.30 | -$127,584.70 | $68,506.36 | $885,836.96 | 1/2/2026 |
| $885,836.96 | -$127,584.70 | $64,223.18 | $822,475.44 | 1/2/2027 |

etc.

# Unaudited Financials as of September 30, 2023

BlocPower Energy Services 3 LLC
September 2023

| PROFIT & LOSS ($) | 2023 (YTD) |
|---|---|
| Revenue | 953,829 |
| Cost of Sales | 921,696 |
| **Gross Profit** | **32,133** |
| Expenses | 34,899 |
| **Operating Profit** | **(2,766)** |
| Interest Income | 85,419 |
| Interest Expenses | 132,599 |
| **Earnings Before Tax** | **(49,947)** |
| Tax Expenses | 803 |
| **Earnings After Tax** | **(50,750)** |
| **Net Income** | **(50,750)** |

| BALANCE SHEET ($) | 2023 (YTD) |
|---|---|
| **ASSETS** | |
| Cash & Equivalents | 223,505 |
| Accounts Receivable | 1,190,237 |
| Other Current Assets | 1,534,123 |
| **Total Current Assets** | **2,947,865** |
| Investments or Other Non-Current Assets | 1,321,464 |
| **Total Non-Current Assets** | **1,321,464** |
| **Total Assets** | **4,269,330** |
| **LIABILITIES** | |
| Accounts Payable | 173,723 |
| Tax Liability | 2,579 |
| Other Current Liabilities | 428,427 |
| **Total Current Liabilities** | **604,729** |
| Long Term Debt | 3,472,350 |
| Other Non-Current Liabilities | 50,815 |
| **Total Non-Current Liabilities** | **3,523,166** |
| **Total Liabilities** | **4,127,895** |
| **EQUITY** | |
| Retained Earnings | (284,657) |
| Current Earnings | (50,750) |
| Other Equity | 476,842 |
| **Total Equity** | **141,435** |
| **Total Liabilities & Equity** | **4,269,330** |

# BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

## BROOKLYN, NEW YORK

## AUDITED CONSOLIDATED FINANCIAL STATEMENTS

## OTHER CONSOLIDATING FINANCIAL INFORMATION

## AND

## INDEPENDENT AUDITOR'S REPORTS

## DECEMBER 31, 2022 AND 2021

# CONTENTS

# INDEPENDENT AUDITOR'S REPORT

Shareholders
BlocPower Public Benefit Corporation and Subsidiaries

***Opinion***

We have audited the accompanying consolidated financial statements of BlocPower Public Benefit Corporation and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of BlocPower Public Benefit Corporation and its subsidiaries as of December 31, 2022 and 2021, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of BlocPower Public Benefit Corporation and Subsidiaries, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Change in Accounting Principle***

As discussed in Note A to the consolidated financial statements, in 2022, the entity adopted new accounting guidance related to accounting for leases. Our opinion is not modified with respect to this matter.

***Responsibilities of Management for the Financial Statements***

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about BlocPower Public Benefit Corporation and Subsidiaries' ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued.

***Auditor's Responsibilities for the Audit of the Financial Statements***

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of BlocPower Public Benefit Corporation and Subsidiaries' internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about BlocPower Public Benefit Corporation and Subsidiaries' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
May 31, 2023

# BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS

| ASSETS | December 31, 2022 | December 31, 2021 |
|---|---|---|
| CURRENT ASSETS | | |
| Cash and cash equivalents | $ 21,876,548 | $ 10,969,078 |
| Accounts receivable, net of allowance of $1,034,969 and $0 at December 31, 2022 and 2021, respectively | 17,723,249 | 298,453 |
| Net investment in sales-type leases | 194,918 | 50,282 |
| Prepaid expenses | 402,475 | 92,815 |
| TOTAL CURRENT ASSETS | 40,197,190 | 11,410,628 |
| PROPERTY AND EQUIPMENT | | |
| Computer equipment | 31,791 | - |
| | 31,791 | - |
| Less accumulated depreciation | (1,045) | - |
| | 30,746 | - |
| OTHER ASSETS | | |
| Construction in progress - sale-type leases | 2,802,443 | 1,735,975 |
| Net investment in sales-type leases | 2,619,628 | 1,058,112 |
| Other assets | 43,500 | - |
| | 5,465,571 | 2,794,087 |
| | $ 45,693,507 | $ 14,204,715 |

The accompanying notes are an integral part of the financial statements.

| LIABILITIES AND SHAREHOLDERS' EQUITY | December 31, 2022 | December 31, 2021 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Current portion of long-term debt | 269,490 | 2,094,713 |
| Line of credit | - | 341,669 |
| Accounts payable | 6,386,538 | 3,068,330 |
| Accrued expenses | 11,135,692 | 429,145 |
| Deferred revenue | 10,376,785 | 1,878,678 |
| TOTAL CURRENT LIABILITIES | 28,168,505 | 7,812,535 |
| **OTHER LIABILITIES** | | |
| Long-term debt, net of unamortized debt issuance costs of $442,857 and $435,476 at December 31, 2022 and 2021, respectively | 7,770,468 | 980,500 |
| Due to shareholder | 735,106 | 35,106 |
| | 8,505,574 | 1,015,606 |
| **SHAREHOLDERS' EQUITY** | | |
| Class A common stock, $.00001 par value; Authorized, 10,603,490 and 7,416,088 shares at December 31, 2022 and 2021, respectively; Issued 2,666,667 at December 31, 2022 and 2021 (of which 333,334 shares are held in treasury at December 31, 2022) | 27 | 27 |
| Series A-1 preferred stock, $.00001 par value; Authorized, 2,234,687 shares at December 31, 2022 and 2021; Issued and outstanding, 1,881,648 shares at December 31, 2022 and 2021 | 19 | 19 |
| Series A-2 preferred stock, $.00001 par value; Authorized, issued and outstanding, 256,322 shares at December 31, 2022 and 2021 | 3 | 3 |
| Series A-3 preferred stock, $.00001 par value; Authorized, issued and outstanding, 1,451,198 shares at December 31, 2022 and 2021 | 15 | 15 |
| Series B-1 preferred stock, $.00001 par value; Authorized, 1,511,220 shares at December 31, 2022; Issued and outstanding, 520,532 shares at December 31, 2022 | 5 | - |
| Series B-2 preferred stock, $.00001 par value; Authorized, 788,631 shares at December 31, 2022; Issued and outstanding, 788,625 shares at December 31, 2022 | 8 | - |
| Series B-3 preferred stock, $.00001 par value; Authorized, 953,949 shares at December 31, 2022; Issued and outstanding, 953,140 shares at December 31, 2022 (with a liquidation preference for all preferred stock of $31,935,965 and $12,863,759 at December 31, 2022 and 2021, respectively) | 10 | - |
| Additional paid-in capital | 37,165,269 | 12,769,323 |
| SAFE notes convertible | - | 5,286,469 |
| Accumulated deficit | (27,145,928) | (12,679,282) |
| | 10,019,428 | 5,376,574 |
| Treasury stock, at cost | (1,000,000) | - |
| | 9,019,428 | 5,376,574 |
| | $ 45,693,507 | $ 14,204,715 |

BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

| | Year ended December 31, 2022 | 2021 |
|---|---|---|
| Revenues: | | |
| Contract and equipment revenues | $ 41,340,499 | $ 16,443,456 |
| Sales-type lease revenues | 1,937,552 | 1,108,393 |
| Interest revenue - sales-type leases | 60,198 | 45,197 |
| | 43,338,249 | 17,597,046 |
| Cost of revenues: | | |
| Contracts | 40,819,592 | 14,593,116 |
| Sales-type leases | 2,137,524 | 1,063,641 |
| | 42,957,116 | 15,656,757 |
| GROSS PROFIT | 381,133 | 1,940,289 |
| General and administrative expenses | 14,214,593 | 8,651,016 |
| LOSS FROM OPERATIONS | (13,833,460) | (6,710,727) |
| Other income (expense): | | |
| Other income | 359,938 | 430,669 |
| Interest income | 9,807 | 2,249 |
| Interest expense | (580,500) | (109,936) |
| | (210,755) | 322,982 |
| LOSS BEFORE TAXES | (14,044,215) | (6,387,745) |
| Income and franchise tax expense | 37,207 | 23,200 |
| NET LOSS | $ (14,081,422) | $ (6,410,945) |

The accompanying notes are an integral part of the financial statements.

# BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

## FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

| | Class A Common Stock | | Series A-1 Preferred Stock | |
|---|---|---|---|---|
| | Shares | Amount | Shares | Amount |
| BALANCE AT JANUARY 1, 2021 | 2,666,667 | $ 27 | 1,881,648 | $ 19 |
| SAFE Notes convertible issued | - | - | - | - |
| Net loss | - | - | - | - |
| BALANCE AT DECEMBER 31, 2021 | 2,666,667 | 27 | 1,881,648 | 19 |
| Common Stock repurchased | - | - | - | - |
| SAFE Notes converted to equity | - | - | - | - |
| Issuance of Preferred Stock Series B | - | - | - | - |
| Fees paid for offering costs | - | - | - | - |
| Net loss | - | - | - | - |
| BALANCE AT DECEMBER 31, 2022 | 2,666,667 | $ 27 | 1,881,648 | $ 19 |

The accompanying notes are an integral part of the financial statements.

| Series A-2 Preferred Stock | | Series A-3 Preferred Stock | | Series B-1 Preferred Stock | | Series B-2 Preferred Stock | | Series B-3 Preferred Stock | | Additional paid-in capital | Accumulated deficit | SAFE Notes Convertible | Treasury Stock | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount | | | | | |
| 256,322 | $ 3 | 1,451,198 | $ 15 | - | $ - | - | $ - | - | $ - | $ 12,769,323 | $ (6,268,337) | $ - | $ - | $ 6,501,050 |
| - | - | - | - | - | - | - | - | - | - | - | - | 5,286,469 | - | 5,286,469 |
| - | - | - | - | - | - | - | - | - | - | - | (6,410,945) | - | - | (6,410,945) |
| 256,322 | 3 | 1,451,198 | 15 | - | - | - | - | - | - | 12,769,323 | (12,679,282) | 5,286,469 | - | 5,376,574 |
| - | - | - | - | - | - | - | - | - | - | | - | - | (1,000,000) | (1,000,000) |
| - | - | - | - | - | - | 788,625 | 8 | 953,140 | 10 | 15,395,951 | - | (5,286,469) | - | 10,109,500 |
| - | - | - | - | 520,532 | 5 | - | - | - | - | 8,999,995 | - | - | - | 9,000,000 |
| - | - | - | - | - | - | - | - | - | - | | (385,224) | - | - | (385,224) |
| - | - | - | - | - | - | - | - | - | - | - | (14,081,422) | - | - | (14,081,422) |
| 256,322 | $ 3 | 1,451,198 | $ 15 | 520,532 | $ 5 | 788,625 | $ 8 | 953,140 | $ 10 | $ 37,165,269 | $ (27,145,928) | $ - | $ (1,000,000) | $ 9,019,428 |

BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year ended December 31, 2022 | 2021 |
|---|---|---|
| CASH FLOWS - OPERATING ACTIVITIES | | |
| Net loss for the year | $ (14,081,422) | $ (6,410,945) |
| Adjustments to reconcile net loss to net cash used for operating activities: | | |
| Depreciation and amortization | 1,045 | - |
| Amortization of debt issuance costs included in interest expense | 84,050 | 36,065 |
| Bad debt expense | 1,075,777 | - |
| Changes in certain assets and liabilities affecting operations: | | |
| Accounts receivable | (18,500,573) | (105,697) |
| Construction in progress - sales-type leases | (1,066,468) | (1,703,410) |
| Prepaid expenses | (309,660) | (92,815) |
| Other assets | (43,500) | - |
| Net investment in sales-type leases | (1,706,152) | (359,630) |
| Accounts payable and accrued expenses | 14,024,755 | 2,977,842 |
| Other current liabilities | - | (1,742) |
| Deferred revenue | 8,498,107 | 1,596,521 |
| NET CASH USED FOR OPERATING ACTIVITIES | (12,024,041) | (4,063,811) |
| CASH FLOWS - INVESTING ACTIVITIES | | |
| Purchase of property and equipment | (31,791) | - |
| NET CASH USED FOR INVESTING ACTIVITIES | (31,791) | - |
| CASH FLOWS - FINANCING ACTIVITIES | | |
| Borrowings (repayments) on due to shareholder | - | (4,508) |
| Borrowings of long term debt | 7,499,149 | 3,182,682 |
| Net (repayments) borrowings on line of credit | (341,669) | 341,669 |
| Debt issuance costs incurred in connection with long term debt | (91,431) | (96,541) |
| Payments on long-term debt | (2,527,023) | (22,142) |
| Proceeds from borrowings on convertible SAFE notes | - | 5,286,469 |
| Proceeds from capital contributions, net | 18,724,276 | - |
| Purchases of treasury stock | (300,000) | - |
| NET CASH PROVIDED FROM FINANCING ACTIVITIES | 22,963,302 | 8,687,629 |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 10,907,470 | 4,623,818 |
| Cash and cash equivalents at beginning of year | 10,969,078 | 6,345,260 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ 21,876,548 | $ 10,969,078 |

BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS, Cont'd

| | Year ended December 31, 2022 | 2021 |
|---|---|---|
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION | | |
| Cash paid during the year for: | | |
| Income and franchise taxes | $ 37,207 | $ 23,200 |
| Interest | $ 506,227 | $ 109,936 |
| NON-CASH INVESTING AND FINANCING ACTIVITIES | | |
| SAFE Notes converted to Series B-2 and Series B-3 preferred shares | $ 5,286,469 | $ - |
| Purchase of treasury stock through issuance of due to shareholder payable | $ 700,000 | $ - |

The accompanying notes are an integral part of the financial statements.

## NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### The Company

BlocPower Public Benefit Corporation and Subsidiaries (the "Company") was established in the state of Delaware on December 12, 2013 for the purpose of attracting investments and operating as a holding company.

BlocPower LLC ("BlocPower"), a wholly-owned subsidiary of the Company, is a Brooklyn-based climate/energy technology startup that assists customers to find innovative energy solutions to improve building energy costs and consumption as well as utilizing proprietary software for analysis, leasing, project management, and monitoring of urban clean energy projects. In 2021, BlocPower also contracted with the City of New York to develop and manage a precision training and hiring initiative. BlocPower is wholly-owned by the Company. At the parent level, the Company maintains the investment in BlocPower, which is eliminated in consolidation. BlocPower has multiple wholly-owned subsidiaries (single member LLCs) that are set up to function as special purpose entities which acquire, hold, and lease or sell clean energy efficient heating and air conditioning equipment: BlocPower Energy Services 1 LLC ("ES1"), BlocPower Energy Services 1A LLC ("ES1A"), BlocPower Energy Services 2 LLC ("ES2"), and BlocPower Energy Services 3 LLC ("ES3"). ES1A has not had any activity as of December 31, 2022. In September 2021, BuildingBloc LLC ("BuildingBloc), a single member LLC, was formed and is wholly-owned by BlocPower. BuildingBloc had minimal activity during the year ended December 31, 2022. BlocPower maintains investments in the above-cited single member LLCs, which are eliminated in consolidation.

### Principles of consolidation

The financial statements present the consolidated balance sheets, statements of operations, shareholders' equity, and cash flows of BlocPower Public Benefit Corporation and Subsidiaries. Substantially all intercompany balances and transactions have been eliminated.

### Revenue recognition

The Company recognizes revenues from professional and managed services provided. The Company recognizes revenues under the guidance in Accounting Standards Codification Topic 606, Revenues from Contracts with Customers ("ASC 606").

The core principle of ASC 606 is that an entity should recognize revenues for the services equal to an amount it expects to be entitled to receive for those services. The Company accounts for a contract under ASC 606 when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are established, the contract has commercial substance, and collectability of consideration is probable.

The Company enters into contracts with customers for the utilization of its proprietary software for analysis, to manage projects, and monitoring of projects. Revenues for these contracts are recognized over time. When contracts with customers contain multiple performance obligations, the Company accounts for individual performance obligations separately if they are distinct. The transaction price is allocated to each distinct performance obligation on a relative stand alone sales price ("SSP") basis. The Company determines the SSP by using the price charged for a deliverable when sold separately or uses management's best estimate of SSP for goods or services not sold separately using estimation techniques that maximize observable data points, including: internal factors relevant to its pricing practices such as costs and margin objectives; stand alone sales prices of similar products; pricing policies; percentage of the fee charged for a primary product or service relative to a related product or service; and customer segment and geography. Contracts with customers generally run between 1 month and 36 months. The payment terms and conditions in customer contracts are typically 30 days from completion of the performance obligation.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont'd

The Company also enters into sales of clean energy efficient heating and air conditioning equipment with customers. The Company recognizes revenues for these sales after the equipment has been installed and inspected at the customer's location.

The Company has entered into significant cost-reimbursement contracts with customers in 2022 and 2021. The Company recognizes revenues as the Company incurs expenditures for the contract. Qualifying expenditures that have been incurred but are yet to be reimbursed are reported as accounts receivable in the accompanying consolidated balance sheets. Amounts received prior to incurring qualifying expenditures are reported as deferred revenue in the accompanying consolidated balance sheets.

The Company recognizes revenue both overtime (service contracts) and at a point in time (equipment sales) as follows:

| | Years ending December 31, | |
|---|---|---|
| | 2022 | 2021 |
| Revenues earned over time | $ 40,675,951 | $ 16,261,822 |
| Revenues earned at a point in time | 664,548 | 181,634 |
| | 41,340,499 | 16,443,456 |

Contract balances
Contract assets consist of accounts receivable and contract liabilities consist of deferred revenues. Contract assets and liabilities are summarized as follows:

| | Years ended December 31, | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| Accounts receivable | $ 17,723,249 | $ 298,453 | $ 192,756 |
| Contract Liabilities: | | | |
| Deferred revenue | $ 10,376,785 | $ 1,878,678 | $ 282,157 |

Other income
Other income mainly consists of grants from foundations or government programs to help fund fellowship/internship programs at the Company as well as incentive revenues from outside parties relating to projects or contracts the Company has engaged in. These revenues are not part of the Company's normal operations and future amounts are undeterminable.

Cash and cash equivalents
Cash and cash equivalents are maintained at several financial institutions located in the United States and are insured by the FDIC up to $250,000 at each institution. In the normal course of business, the cash and cash equivalents account balances at any given time may exceed insured limits. However, the Company has not experienced any losses in such accounts and does not believe it is exposed to significant risk in cash and cash equivalents.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont'd

Accounts receivable
The Company has receivables that arise from customer contracts as the Company meets performance obligations and bills the customer and from billings to customers, leasing equipment from the Company and from cost-reimbursement contracts. Management reviews accounts receivable on a periodic basis to determine if any receivables will potentially be uncollectible and will establish an allowance for doubtful accounts as needed. After all attempts to collect a receivable have failed, the receivable is written off to bad debt expense. Based on the information available, the Company believes an allowance for doubtful accounts of $1,034,969 is necessary at December 31, 2022. Company believed no allowance for doubtful accounts was necessary at December 31, 2021.

Property and equipment
The Company's property and equipment consists of computer equipment. Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the computer equipment which is generally five years. Expenditures for renewals and betterments are capitalized while expenditures for repairs and maintenance are charged to operations as incurred. Upon sale or retirement, the related costs and accumulated depreciation are removed from the accounts and the related gain or loss is reflected in other income. Depreciation expense for the year ended December 31, 2022 was $1,045. There was no depreciation expense for the year ended December 31, 2021.

Construction in progress – sales-type leases
During the development and construction period of leased equipment, the assets are recorded on BlocPower as construction in progress. At the time of completion, the asset is contributed to the single member LLC that will lease the equipment to the customer. The Company has not entered into any commitments with vendors for the construction of the leased equipment at December 31, 2022 and 2021 and is not required to use any specified vendor for construction.

Debt issuance costs
The Company accounts for debt issuance costs under ASU 2015-03, *"Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs"*. ES2 entered into a credit agreement in December 2020 and incurred debt issuance costs of $375,000. The debt issuance costs are stated at cost and are amortized over the term of the debt.

BlocPower entered into a loan agreement in October 2021 and incurred debt issuance costs of $45,853. The debt issuance costs are stated at cost and are amortized over the term of the debt. On September 20, 2022, the loan was repaid in full and the debt issuance costs were fully amortized.

During the period of January 4, 2021 to June 30, 2021, ES3 raised capital through an offering of unsecured Climate Impact Notes to various investors. This transaction incurred debt issuance costs of $50,688. During the period of January 18, 2022 to March 22, 2022, ES3 raised additional capital through a second round of offering of unsecured Climate Impact Notes to various investors. This transaction incurred debt issuance costs of $50,491. During the period of March 8, 2022 to April 30, 2022, ES3 raised additional capital through a third round of offering of unsecured Climate Impact Notes to various investors. This transaction incurred debt issuance costs of $40,940. The debt issuance costs are stated at cost and are amortized over the term of the debt. The net unamortized debt issuance costs are shown as a deduction from the carrying amount of the debt on the accompanying consolidated balance sheets.

## NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont'd

### Deferred revenue

The Company records contract payments received as deferred revenue until the amounts are expended for the purpose of the contracts, at which time it is recognized as contract revenues.

### Due to shareholder

At December 31, 2022, due to shareholder consists of advances or payments of $35,106 made on behalf of the Company by a shareholder, which have no set repayment terms, as well as $700,000 due to a shareholder for the purchase of Common Stock during 2022 as further detailed in Note E for a total of $735,106 at December 31, 2022. The $700,000 was repaid in full in March 2023. At December 31, 2021 due to shareholder consisted of advances or payments of $35,106 made on behalf of the Company by a shareholder, which have no set repayment terms.

### Leases

The Company leases office space and determines if an arrangement is a lease at inception. Sales-type finance leases are included in investment in lease on the accompanying consolidated balance sheets. Profit or loss from sales-type finance leases is recognized at lease inception.

The Company has elected to apply the short-term lease exemption to the office spaces leased. In 2022, the Company has two leases for office space that qualify for the exemption. The short-term lease cost recognized during the year ended December 31, 2022 was $189,000. The remaining lease payments due during the year ending December 31, 2023 are $303,000.

### Advertising expenses

Advertising and promotional costs are expensed as incurred. The Company's advertising and promotional expenses were was approximately $467,000 and $820,000 for the years ended December 31, 2022 and 2021, respectively, and is included in general and administrative expenses in the accompanying consolidated statement of operations.

### Income taxes

Deferred income tax assets and liabilities arise from temporary differences associated with differences between the financial statement and tax basis of assets and liabilities, as measured by the enacted tax rates which are expected to be in effect when these differences reverse. The principal types of temporary differences between assets and liabilities for financial statement and tax return purposes are detailed in Note G.

The Company is taxed under the provisions of the Internal Revenue Code and applicable state tax laws. The Company files tax returns in the U.S. federal jurisdiction and in New York State. With few exceptions, as of December 31, 2022, the Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years ended prior to December 31, 2019. The tax returns for the years ended December 31, 2019 through 2022 are still subject to potential audit by the IRS and the taxing authorities in applicable states. Management of the Company believes it has no material uncertain tax positions and, accordingly, it has not recognized any liability for unrecognized tax benefits.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont'd

Use of estimates in the preparation of financial statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassification
Certain prior year amounts have been reclassified to conform with the current year presentation.

Adoption of new accounting standard – leases
In February 2016, the FASB issued a new standard related to leases to increase transparency and comparability among entities by requiring the recognition of ROU assets and lease liabilities on the statement of financial position. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases under current U.S. GAAP. For nonpublic entities, the FASB voted on May 20, 2020, to extend the guidance in this new standard to be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company adopted ASC 842 with the date of initial application of January 1, 2022. The Company does not have any material leases requiring the application of this lease standard.

New accounting pronouncement – credit losses
In June 2016 the FASB issued ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" (ASU 2016-13), which requires entities to use a new impairment model referred to as the current expected credit losses (CECL) model rather than incurred losses. The new standard affects accounting for loans, accounts (trade) receivable, held-to-maturity debt securities, and other financial assets included in the scope. For non-public entities, the new standard is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the provisions of this standard to determine the impact the new standard will have on the Company's financial position or results of operations.

Subsequent events
The Company has conducted an evaluation of potential subsequent events occurring after the balance sheet date through May 31, 2023, which is the date the financial statements are available to be issued. No subsequent events requiring disclosure were noted except for those discussed above and in Notes D, E and I.

## NOTE B: INVESTMENT IN SALES-TYPE LEASES

The Company is the lessor of clean energy efficient heating and air conditioning equipment under various sales-type leases expiring through 2042. At the time of recognition of the sales-type leases, a loss on investment in leases of $325,369 for the year ended December 31, 2022 and a profit on investment in leases of $44,752 for the year ended December 31, 2021 was recognized and are included in the accompanying consolidated statements of operations. The leases are due in monthly installments ranging from $20 to $4,280 including interest at rates from 0% to 7.5% with subsequent annual increases throughout the lease term. Financing revenue is recognized using the effective interest rate method over the lease term. Components of the net investment in sales-type leases are as follows:

| | December 31, 2022 | December 31, 2021 |
|---|---|---|
| Total minimum lease payments | $ 3,420,517 | $ 1,540,853 |
| Less: Allowance for uncollectibles | 25,288 | - |
| Net minimum lease payments receivable | 3,395,229 | 1,540,853 |
| Less: Unearned income | 589,781 | 432,459 |
| Plus: Interest income receivable include in net investment | 9,098 | - |
| Net | $ 2,814,546 | $ 1,108,394 |

Minimum future lease payments to be received on sale-type leases as of December 31, 2022 are approximately as follows:

| Years ending December 31, | Amount |
|---|---|
| 2023 | $ 260,317 |
| 2024 | 230,647 |
| 2025 | 232,954 |
| 2026 | 235,283 |
| 2027 | 237,636 |
| Thereafter | 2,223,680 |
| | $ 3,420,517 |

## NOTE C: LINE OF CREDIT

On January 11, 2021, BlocPower entered into a $500,000 line of credit with a bank which bore interest at 2.50% available through January 2022. The line of credit was not renewed in January 2022 and the balance was repaid in full.

## NOTE D: LONG-TERM DEBT

Long-term debt consists of the following:

| | December 31, 2022 | December 31, 2021 |
|---|---|---|
| **BlocPower** | | |
| Loan agreement with an investment company entered into on September 19, 2022, which makes available to the Company a loan in the amount of $130,000,000 through October 28, 2024. the maximum outstanding principal balance of the loan is the lesser of $12,000,000 or the advance rate as defined in the agreement. The loan bears interest at the Secured Overnight Financing Rate plus 3.25% per annum (effective rate of 7.55% at December 31, 2022). [1] | $ 3,665,020 | $ - |
| Repaid in current year | - | 2,000,000 |
| **ES1** | | |
| Credit agreement with an investment company entered into on December 23, 2019 which allows for term loans to be drawn in order to finance projects relating to the development of air-source heat pump and/or cooling systems and related installation, up to a maximum aggregate principal amount of $1,000,000. The aggregate borrowings accrue interest at a fixed interest rate of 8.50% per annum which requires monthly payments of approximately $4,300 through June 2030. Secured by all assets of ES1. [2] | 535,198 | 313,439 |
| Balance forward | 4,200,218 | 2,313,439 |

NOTE D: LONG-TERM DEBT, Cont'd

| | December 31, 2022 | December 31, 2021 |
|---|---|---|
| Balance forward | $ 4,200,218 | $ 2,313,439 |
| **ES2**<br>Credit agreement with an investment company entered into on December 10, 2020. The agreement allows for term loans to be drawn to finance equipment and installation costs for energy efficiency retrofits to be installed in commercial, residential and community buildings, up to an aggregate principal amount of $10,000,000 through December 10, 2023. Outstanding borrowings at December 31, 2021 on the credit agreement relate to debt issuance costs. Credit agreement requires quarterly payments of accrued interest on the loan with the principal due at the loan maturity date of December 10, 2032. The Company has the ability to request that the lender increase its loan commitment to a maximum of $50,000,000 provided certain criteria are met. The aggregate borrowings accrue interest at a fixed interest rate of 8.50%; this rate can be reduced to 7.75% in certain circumstances if the Company maintains a stipulated debt service coverage ratio. Quarterly payments of principal and interest based on outstanding borrowings at December 31, 2022 are expected to be $37,177. ES2 has pledged all of its assets as collateral in the event of default. [2] | 945,917 | 100,000 |
| **ES3**<br>Promissory note with a foundation entered into on November 30, 2021 for $100,000 due in annual installment payments of $12,330 beginning on December 31, 2022 through December 31, 2031. The promissory note accrues interest at a fixed rate of 4.0% per annum. | 91,671 | 100,000 |
| Loan agreement with an investment company entered into on February 28, 2022. The agreement allows for $500,000 to be drawn on June 8, 2022 with an additional $500,00 to be drawn during 2023 due in monthly payments of $4,071 beginning on January 1, 2023 with payments increasing to $8,232 after the second draw. The loan accrues interest starting January 1, 2023 at a fixed rate of 5.5% per annum. [3] | 500,000 | - |
| Balance forward | 5,737,806 | 2,513,439 |

NOTE D: LONG-TERM DEBT, Cont'd

| | December 31, 2022 | December 31, 2021 |
|---|---|---|
| Balance forward | $ 5,737,806 | $ 2,513,439 |
| **ES3** | | |
| Multiple subscription agreements with various investors on May 28, 2021 in which unsecured debt notes, Climate Impact Notes, were offered and sold at various dollar amounts up to a maximum aggregate principal balance of $1,000,000. The aggregate borrowings accrue interest at a fixed interest rate of 5.50% per annum, which requires annual payments of $115,728 of principal and interest to be made each May through May 2033. | 936,389 | 997,250 |
| Multiple subscription agreements with various investors on January 3, 2022 in which unsecured debt notes, Climate Impact Notes, were offered and sold at various dollar amounts up to a maximum aggregate principal balance of $1,000,000. The aggregate borrowings accrue interest at a fixed interest rate of 5.50% per annum, which requires annual payments of $116,008 of principal and interest to be made each March through March 2034. | 999,820 | - |
| Multiple subscription agreements with various investors on March 8, 2022 in which unsecured debt notes, Climate Impact Notes, were offered and sold at various dollar amounts up to a maximum aggregate principal balance of $2,000,000. The aggregate borrowings accrue interest at a fixed interest rate of 5.50% per annum, which requires annual payments of $93,844 of principal and interest to be made each May through May 2034. | 808,800 | - |
| | 8,482,815 | 3,510,689 |
| Less unamortized debt issuance costs | 442,857 | 435,476 |
| Less current portion of long-term debt | 269,490 | 2,094,713 |
| | $ 7,770,468 | $ 980,500 |

NOTE D: LONG-TERM DEBT, Cont'd

At December 31, 2022, maturities of long-term debt are as follows:

| Years ending December 31, | Amount |
|---|---|
| 2023 | $ 269,490 |
| 2024 | 4,004,753 |
| 2025 | 362,413 |
| 2026 | 387,084 |
| 2027 | 413,152 |
| Thereafter | 3,045,923 |
| | $ 8,482,815 |

1 The loan agreement requires compliance with certain covenants. At December 31, 2022, the Company was in compliance with all such covenants after receipt of a letter from the investment company dated May 30, 2023.

2 The credit agreement includes certain restrictive covenants. At December 31, 2022, the Company was in compliance with all such covenants after receipt of a letter from the investment company dated May 16, 2023.

3 The loan agreement includes certain restrictive covenants. At December 31, 2022, the Company was in compliance with all such covenants after receipt of a letter from the investment company dated May 16, 2023.

NOTE E: SHAREHOLDERS' EQUITY

Common stock

At December 31, 2022 there were 10,603,490 shares of Class A common stock authorized and there were 2,333,334 shares issued and outstanding of Class A common stock. At December 31, 2022 there were 2,300,500 shares of Class B common stock authorized and there were no shares issued and outstanding of Class B common stock. In December 2022, there was a second amendment to the Amended and Restated Certificate of Incorporation which increased the authorized number of Class A common stock from 7,416,088 to 10,603,490 and Class B common stock from 1,535,403 to 2,300,500. The holders of the Class A common stock are entitled to one vote for each share of Class A common stock and are subject to and qualified by the rights, powers and preferences of the holders of preferred stock. The holders of the Class B common stock have no voting rights, except as required by law. Upon liquidation, dissolution, or winding up of the Company, after payment of all preferential amounts required to be paid to the holders of preferred stock, the remaining assets available for distribution to the stockholders will be distributed among the common stock holders pro rata based on the number of shares held.

On December 28, 2022, the Company entered into a stock redemption agreement with a shareholder to purchase 333,333 shares of Class A common stock for $1,000,000. $300,000 of the amount due was paid at the time of the agreement and the remaining $700,000 was paid in March 2023.

NOTE E: SHAREHOLDERS' EQUITY, Cont'd

Convertible preferred stock

On September 11, 2020, the Company entered into a Series A Preferred Stock Purchase Agreement with various parties. As part of the purchase agreement the Company agreed to sell and issue to each purchaser Series A-1 preferred stock for $4.0274 per share, Series A-2 preferred stock for $2.3798 per share, and Series A-3 preferred stock for $3.2219 per share. 1,872,169 shares of Series A-1 preferred stock were purchased as part of this agreement. As part of the agreement the Company converted a note payable and all related unpaid accrued interest totaling $38,178 to an Organization for 9,479 shares of Series A-1 preferred stock. The Company had entered into various Simple Agreements for Future Equity ("SAFE") notes during the year ended December 31, 2019 and during 2020 which were converted into Series A-2 and A-3 preferred stock as part of the purchase agreement. $610,000 of SAFE notes were converted to 256,322 Series A-2 preferred stock shares and $4,675,000 of SAFE notes were converted to 1,451,198 Series A-3 preferred stock shares.

On December 21, 2022, the Company entered into a Series B Preferred Stock Purchase Agreement with various parties. As part of the purchase agreement the Company agreed to sell and issue to each purchaser Series B-1 preferred stock for $17.29 per share, Series B-2 preferred stock for $13.83 per share, and Series B-3 preferred stock for $4.71 per share. 520,532 shares of Series B-1 preferred stock were purchased as part of this agreement. 788,625 shares of Series B-2 were purchased as part of this agreement. 953,140 shares of Series B-3 were purchased as part of this agreement. The Company had entered into various Simple Agreements for Future Equity ("SAFE") notes during the year ended December 31, 2021 and during 2022 which were converted into Series B-2 and B-3 preferred stock as part of the purchase agreement. $10,906,681 of SAFE notes were converted to 788,625 Series B-2 preferred stock shares and $4,489,288 of SAFE notes were converted to 953,140 Series B-3 preferred stock shares.

Series A-1

At December 31, 2022 and 2021, there were 2,234,687 shares of voting preferred stock authorized and 1,881,648 shares issued and outstanding. If the Company were to declare, pay, or set aside any dividends on shares, the holders of Series A-1 preferred stock shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A-1 preferred stock in an amount at least equal to the number of outstanding shares if converted into Class A Common Stock or at a rate per share of preferred stock determined by dividing the amount of the dividend payable on each share of Series A-1 preferred stock divided by the original issuance price of the class, as defined in the Amended and Restated Certificate of Incorporation, and then multiplying such fraction by an amount equal to the original issuance price as defined in the Amended and Restated Certificate of Incorporation.

Holders of Series A-1 preferred stock are entitled to the number of votes equal to the number of whole shares of common stock into which shares of preferred stock are convertible. Series A-1 preferred stock is voluntarily convertible to common stock at any time without additional consideration and is determined by dividing the original issue price by the conversion price as defined in the amended and restated certificate of incorporation in effect at that time. Series A-1 preferred stock conversion rights are terminated in the event of a liquidation, dissolution, winding up of the Company, or a deemed liquidation event.

Upon liquidation, dissolution or winding up, as defined in the Amended and Restated Certificate of Incorporation, holders of Series A-1, A-2, A-3, B-1, B-2, and B-3 preferred stock shall be entitled to be paid out of the assets available for distribution on a side by side basis and before distribution to holders of common stock an amount equal to the original issue price plus all dividends declared and unpaid at that time.

NOTE E: SHAREHOLDERS' EQUITY, Cont'd

Series A-2

At December 31, 2022 and 2021, there were 256,322 shares authorized, issued and outstanding of Series A-2 preferred stock. If the Company were to declare, pay, or set aside any dividends on shares, the holders of Series A-2 preferred stock shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A-2 preferred stock in an amount at least equal to the number of outstanding shares if converted into Class A Common Stock or at a rate per share of preferred stock determined by dividing the amount of the dividend payable on each share of Series A-2 preferred stock divided by the original issuance price of the class, as defined in the Amended and Restated Certificate of Incorporation, and then multiplying such fraction by an amount equal to the original issuance price as defined in the Amended and Restated Certificate of Incorporation.

Holders of Series A-2 preferred stock are entitled to the number of votes equal to the number of whole shares of common stock into which shares of preferred stock are convertible. Series A-2 preferred stock is voluntarily convertible to common stock at any time without additional consideration and is determined by dividing the original issue price by the conversion price as defined in the amended and restated certificate of incorporation in effect at that time. Series A-2 preferred stock conversion rights are terminated in the event of a liquidation, dissolution, winding up of the Company, or a deemed liquidation event.

Upon liquidation, dissolution or winding up, as defined in the Amended and Restated Certificate of Incorporation, holders of Series A-1, A-2, A-3, B-1, B-2, and B-3 preferred stock shall be entitled to be paid out of the assets available for distribution on a side by side basis and before distribution to holders of common stock an amount equal to the original issue price plus all dividends declared and unpaid at that time.

Series A-3

At December 31, 2022 and 2021, there were 1,451,198 authorized, issued and outstanding shares of Series A-3 preferred stock. If the Company were to declare, pay, or set aside any dividends on shares, the holders of Series A-3 preferred stock shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A-3 preferred stock in an amount at least equal to the number of outstanding shares if converted into Class A Common Stock or at a rate per share of preferred stock determined by dividing the amount of the dividend payable on each share of Series A-3 preferred stock divided by the original issuance price of the class, as defined in the Amended and Restated Certificate of Incorporation, and then multiplying such fraction by an amount equal to the original issuance price as defined in the Amended and Restated Certificate of Incorporation.

Holders of Series A-3 preferred stock are entitled to the number of votes equal to the number of whole shares of common stock into which shares of preferred stock are convertible. Series A-3 preferred stock is voluntarily convertible to common stock at any time without additional consideration and is determined by dividing the original issue price by the conversion price as defined in the amended and restated certificate of incorporation in effect at that time. Series A-3 preferred stock conversion rights are terminated in the event of a liquidation, dissolution, winding up of the Company, or a deemed liquidation event.

Upon liquidation, dissolution or winding up, as defined in the Amended and Restated Certificate of Incorporation, holders of Series A-1, A-2, A-3, B-1, B-2, and B-3 preferred stock shall be entitled to be paid out of the assets available for distribution on a side by side basis and before distribution to holders of common stock an amount equal to the original issue price plus all dividends declared and unpaid at that time.

NOTE E: SHAREHOLDERS' EQUITY, Cont'd

Series B-1
At December 31, 2022 there were 1,511,220 shares of voting preferred stock authorized and 520,532 shares issued and outstanding. If the Company were to declare, pay, or set aside any dividends on shares, the holders of Series B-1 preferred stock shall first receive, or simultaneously receive, a dividend on each outstanding share of Series B-1 preferred stock in an amount at least equal to the number of outstanding shares if converted into Class A Common Stock or at a rate per share of preferred stock determined by dividing the amount of the dividend payable on each share of Series B-1 preferred stock divided by the original issuance price of the class, as defined in the Amended and Restated Certificate of Incorporation, and then multiplying such fraction by an amount equal to the original issuance price as defined in the Amended and Restated Certificate of Incorporation.

Holders of Series B-1 preferred stock are entitled to the number of votes equal to the number of whole shares of common stock into which shares of preferred stock are convertible. Series B-1 preferred stock is voluntarily convertible to common stock at any time without additional consideration and is determined by dividing the original issue price by the conversion price as defined in the amended and restated certificate of incorporation in effect at that time. Series B-1 preferred stock conversion rights are terminated in the event of a liquidation, dissolution, winding up of the Company, or a deemed liquidation event.

Upon liquidation, dissolution or winding up, as defined in the Amended and Restated Certificate of Incorporation, holders of Series A-1, A-2, A-3, B-1, B-2, and B-3 preferred stock shall be entitled to be paid out of the assets available for distribution on a side by side basis and before distribution to holders of common stock an amount equal to the original issue price plus all dividends declared and unpaid at that time.

Series B-2
At December 31, 2022 there were 788,631 shares of voting preferred stock authorized and 788,625 shares issued and outstanding. If the Company were to declare, pay, or set aside any dividends on shares, the holders of Series B-2 preferred stock shall first receive, or simultaneously receive, a dividend on each outstanding share of Series B-2 preferred stock in an amount at least equal to the number of outstanding shares if converted into Class A Common Stock or at a rate per share of preferred stock determined by dividing the amount of the dividend payable on each share of Series B-2 preferred stock divided by the original issuance price of the class, as defined in the Amended and Restated Certificate of Incorporation, and then multiplying such fraction by an amount equal to the original issuance price as defined in the Amended and Restated Certificate of Incorporation.

Holders of Series B-2 preferred stock are entitled to the number of votes equal to the number of whole shares of common stock into which shares of preferred stock are convertible. Series B-2 preferred stock is voluntarily convertible to common stock at any time without additional consideration and is determined by dividing the original issue price by the conversion price as defined in the amended and restated certificate of incorporation in effect at that time. Series B-2 preferred stock conversion rights are terminated in the event of a liquidation, dissolution, winding up of the Company, or a deemed liquidation event.

Upon liquidation, dissolution or winding up, as defined in the Amended and Restated Certificate of Incorporation, holders of Series A-1, A-2, A-3, B-1, B-2, and B-3 preferred stock shall be entitled to be paid out of the assets available for distribution on a side by side basis and before distribution to holders of common stock an amount equal to the original issue price plus all dividends declared and unpaid at that time.

NOTE E: SHAREHOLDERS' EQUITY, Cont'd

Series B-3
At December 31, 2022 there were 953,949 shares of voting preferred stock authorized and 953,140 shares issued and outstanding. If the Company were to declare, pay, or set aside any dividends on shares, the holders of Series B-3 preferred stock shall first receive, or simultaneously receive, a dividend on each outstanding share of Series B-3 preferred stock in an amount at least equal to the number of outstanding shares if converted into Class A Common Stock or at a rate per share of preferred stock determined by dividing the amount of the dividend payable on each share of Series B-3 preferred stock divided by the original issuance price of the class, as defined in the Amended and Restated Certificate of Incorporation, and then multiplying such fraction by an amount equal to the original issuance price as defined in the Amended and Restated Certificate of Incorporation.

Holders of Series B-3 preferred stock are entitled to the number of votes equal to the number of whole shares of common stock into which shares of preferred stock are convertible. Series B-3 preferred stock is voluntarily convertible to common stock at any time without additional consideration and is determined by dividing the original issue price by the conversion price as defined in the amended and restated certificate of incorporation in effect at that time. Series B-3 preferred stock conversion rights are terminated in the event of a liquidation, dissolution, winding up of the Company, or a deemed liquidation event.

Upon liquidation, dissolution or winding up, as defined in the Amended and Restated Certificate of Incorporation, holders of Series A-1, A-2, A-3, B-1, B-2, and B-3 preferred stock shall be entitled to be paid out of the assets available for distribution on a side by side basis and before distribution to holders of common stock an amount equal to the original issue price plus all dividends declared and unpaid at that time.

NOTE F: STOCK OPTIONS

The Company's 2014 Stock Plan (the "Plan") was approved by the Board of Directors in 2014. Under this Plan which was most recently amended on September 11, 2020, the maximum number of shares to be issued is 1,535,403 of Class B Common Shares. At December 31, 2022 and 2021, there were no stock options outstanding under this Plan. The exercise price of an incentive stock option cannot be less than the fair market value of the common stock on the date granted and the term of an incentive stock option is limited to ten years. The exercise price of a non-statutory stock option shall be such price as is determined by the Board of Directors, provided that, if the per share exercise price is less than 100% of the fair market value of the common stock on the date granted, it shall otherwise comply with all applicable laws and the term of a nonqualified stock option is limited to ten years.

On December 10, 2020 the Company issued warrants for 124,149 shares of Series A-1 Preferred Stock at a price of $4.03 per share. The warrants expire December 9, 2030.

## NOTE G: INCOME TAXES

In past years, the Company has incurred operating losses which have not resulted in recorded tax benefits. The amount of net operating loss carryforwards to be used in any one year may be limited by certain provisions of the Internal Revenue Code. The Company also has state net operating loss carryforwards available, the utilization of which may be similarly limited. At December 31, 2022, the Company has federal and state net operating loss carryforwards of approximately $27,000,000 which can be carried forward indefinitely. The Company has established a full valuation allowance with respect to these federal and state loss carryforwards.

The significant components of the Company's deferred tax assets and liabilities are as follows:

| | December 31, | |
|---|---|---|
| | 2022 | 2021 |
| Deferred tax assets: | | |
| Net operating loss carryforwards | $ 7,600,000 | $ 3,200,000 |
| Valuation allowance for net deferred tax assets | (7,600,000) | (3,200,000) |
| | $ - | $ - |

## NOTE H: MAJOR CUSTOMERS AND VENDORS

During the years ended December 31, 2022 and 2021, the Company had revenue from customers which accounted from more than 10% of total revenues as follows:

| | December 31, | |
|---|---|---|
| | 2022 | 2021 |
| Customer A | 50% | 87% |
| Customer B | 41% | * |

* Less than 10% of revenues

Accounts receivable from the major customers amounted to approximately $16,569,837 and $-0- at December 31, 2022 and 2021, respectively.

During the year ended December 31, 2021, the Company had purchases from one vendor which accounted for approximately 13% of costs of revenues. The Company did not have purchases from any one vendor which accounted for more than 10% of revenues during the year ended December 31, 2022.

## NOTE I: MANAGEMENTS PLAN

The Company experienced a net loss of $14,081,422 during the year ended December 31, 2022 and has an accumulated deficit of $27,145,928. During 2001-2022 the Company was able to raise more than $25,000,000 in Series B funding as described in Note E. The Company has also entered into a loan agreement enabling the company to draw and maintain a maximum balance of $12,000,000 to fund operations as described in Note D.

The problem BlocPower is addressing in large - , the commercial building sector, of which the great majority are small buildings, consumes about 20-30% of all U.S. energy. Decarbonizing or electrifying these buildings by the removal of fossil fuels is both a significant opportunity and significant challenge. For example, to electrify Ithaca, New York, population of about 30,000, hundreds of millions of dollars in investment can be justified.

Extrapolated to the dozens of major cities and thousands of minor cities yields a cost potentially in the trillions of dollars to electrify all the buildings in the United States. Management believes that is what must be done if the country is to move away from fossil fuels.

To meet this electrification challenge, BlocPower has developed an end-to-end platform by identifying gaps and providing solutions with the following business lines: a) BlocMaps software / program management; b) project installation / financing; and c) workforce training.

Based on years of experience, BlocPower is well-positioned to deliver electrification projects in the fragmented small commercial, multi-residential, and LMI markets, which have seen limited competition to date. This combined with some years of public policy experience associated with decarbonization and electrification has enabled the Company to sign a number of major contracts with cities and utilities in 2022, including New York City, San Jose, California, Ithaca, New York, Cambridge, Massachusetts, Denver, Colorado and large investor-owed utility, Commonwealth Edison in Chicago, as well as unannounced work.

To execute these programs, BlocPower has raised approximately $25 million dollars in a Series B fundraising from a strong group of strategic and venture investors including VoLo Earth, Obsidian, Microsoft, Credit Suisse and Builders Vision. Management plans to focus on delivering on these programs, growing software and financing transactions, and improving repeatability. Our strategy includes:

1. BlocMaps software as first step - The Inflation Reduction Act (IRA) is expected to provide cities, states, utilities and other entities with grants they need to plan for and deploy, oftentimes in low-and-moderate income (LMI) communities. BlocMaps is a scalable, purpose-built software designed to help utilities and states develop and execute these programs

2. End-to-End platform - once these entities plan a program, they need project financing, program management, marketing and other assistance - all services BlocPower is well-positioned to then provide. Our work in Cambridge, MA began with BlocMaps and we are currently managing a next step program focused on multi-family decarbonization.

3. Financing - our access to flexible, electrification project financing capital is a differentiator in competitive situations. We are in an active process to increase our project finance capitalization and terms on a national basis.

## NOTE I: MANAGEMENTS PLAN

4. Workforce - actually installing the equipment can be a challenge due to a lack of skilled labor. BlocPower has successfully trained thousands of workers in safety, construction and HVAC installation. In 2023, we plan to further empower this workforce in New York on hundreds of projects, audits and other critical project oriented tasks. This has many benefits, including on-the-job training for participants and some customer cost savings.

BlocPower sees additional market growth over time driven by the high cost of fossil fuels, aging HVAC equipment, decarbonization goals and mandates and increased incentives, including state, local, utility and those from the IRA.

The proceeds from Series B investment, BlocPower lending facilities described in Note D, BlocPower's $54 million dollar workforce contract and other initiatives will drive these efforts and include investment in additional working capital. This expected growth in operations ahead of revenue growth, will likely drive future operating losses and capital raising, but is intended to establish significant market share and a consistent revenue base.

Management believes the additional amounts raised will allow the Company to expand its business and fund operations for at least the next twelve months.

# BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

# OTHER CONSOLIDATING FINANCIAL INFORMATION

MMB+CO
BUSINESS ADVISORS AND CPAS

INDEPENDENT AUDITOR'S REPORT ON CONSOLIDATING FINANCIAL INFORMATION

Shareholders
BlocPower Public Benefit Corporation and Subsidiaries

We have audited the consolidated financial statements of BlocPower Public Benefit Corporation and Subsidiaries as of and for the years ended December 31, 2022 and 2021 and we have issued our report thereon dated May 31, 2023, which contained an unmodified opinion on those consolidated financial statements. Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The 2022 consolidating financial information hereinafter is presented for purposes of additional analysis and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
May 31, 2023

BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEETS

| ASSETS | BlocPower Public Benefit Corp | BlocPower LLC | BlocPower Energy Services 1 LLC | BlocPower Energy Services 2 LLC | BlocPower Energy Services 3 LLC | BuildingBloc LLC | Eliminations | Consolidated Totals December 31, 2022 | Consolidated Totals December 31, 2021 |
|---|---|---|---|---|---|---|---|---|---|
| CURRENT ASSETS | | | | | | | | | |
| Cash and cash equivalents | $ 19,541,450 | $ 1,460,476 | $ 83,777 | $ 389,495 | $ 351,984 | $ 49,366 | $ - | $ 21,876,548 | $ 10,969,078 |
| Accounts receivable, net | - | 17,431,389 | - | - | 291,860 | - | - | 17,723,249 | 298,453 |
| Net investment in sales-type leases | - | - | 157,646 | 6,549 | 30,723 | - | - | 194,918 | 50,282 |
| Prepaid expenses | - | 395,995 | - | - | 6,480 | - | - | 402,475 | 92,815 |
| TOTAL CURRENT ASSETS | 19,541,450 | 19,287,860 | 241,423 | 396,044 | 681,047 | 49,366 | - | 40,197,190 | 11,410,628 |
| PROPERTY AND EQUIPMENT | | | | | | | | | |
| Computer equipment | - | 31,791 | - | - | - | - | - | 31,791 | - |
| | - | 31,791 | - | - | - | - | - | 31,791 | - |
| Less accumulated depreciation | - | (1,045) | - | - | - | - | - | (1,045) | - |
| | - | 30,746 | - | - | - | - | - | 30,746 | - |
| OTHER ASSETS | | | | | | | | | |
| Construction in progress - leases | - | 110,455 | 429,076 | 933,221 | 1,329,691 | - | - | 2,802,443 | 1,735,975 |
| Net investment in sales-type leases | - | - | 2,077,947 | 79,392 | 462,289 | - | | 2,619,628 | 1,058,112 |
| Other assets | - | 43,500 | - | - | - | - | - | 43,500 | - |
| Due to/from related parties | (665,900) | 605,275 | (726,157) | (401,070) | 1,220,881 | (33,029) | - | - | - |
| Investment in subsidiaries | 17,923,954 | 2,505,913 | - | - | - | - | (20,429,867) | - | - |
| | 17,258,054 | 3,265,143 | 1,780,866 | 611,543 | 3,012,861 | (33,029) | (20,429,867) | 5,465,571 | 2,794,087 |
| | $ 36,799,504 | $ 22,583,749 | $ 2,022,289 | $ 1,007,587 | $ 3,693,908 | $ 16,337 | $(20,429,867) | $ 45,693,507 | $ 14,204,715 |

BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEETS, Cont'd

| LIABILITIES AND SHAREHOLDERS' EQUITY | BlocPower Public Benefit Corp | BlocPower LLC | BlocPower Energy Services 1 LLC | BlocPower Energy Services 2 LLC | BlocPower Energy Services 3 LLC | BuildingBloc LLC | Eliminations | Consolidated Totals December 31, 2022 | Consolidated Totals December 31, 2021 |
|---|---|---|---|---|---|---|---|---|---|
| CURRENT LIABILITIES | | | | | | | | | |
| Current portion of long-term debt | $ - | $ - | $ 47,270 | $ 17,076 | $ 205,144 | $ - | $ - | $ 269,490 | 2,094,713 |
| Line of credit | - | - | - | - | - | - | - | - | 341,669 |
| Accounts payable | 364,235 | 5,784,588 | 38,654 | 10,000 | 189,061 | - | - | 6,386,538 | 3,068,330 |
| Accrued expenses | - | 11,024,975 | 1,475 | 41 | 109,201 | - | - | 11,135,692 | 429,145 |
| Deferred revenue | - | 10,258,786 | (2,001) | 120,000 | - | - | - | 10,376,785 | 1,878,678 |
| TOTAL CURRENT LIABILITIES | 364,235 | 27,068,349 | 85,398 | 147,117 | 503,406 | - | - | 28,168,505 | 7,812,535 |
| OTHER LIABILITIES | | | | | | | | | |
| Long-term debt, net of unamortized debt issuance costs | - | 3,665,020 | 487,928 | 616,341 | 3,001,179 | - | - | 7,770,468 | 980,500 |
| Due to shareholder | 700,000 | 35,106 | - | - | - | - | - | 735,106 | 35,106 |
| | 700,000 | 3,700,126 | 487,928 | 616,341 | 3,001,179 | - | - | 8,505,574 | 1,015,606 |
| SHAREHOLDERS' EQUITY | | | | | | | | | |
| Class A common stock, $.00001 par value | 27 | - | - | - | - | - | - | 27 | 27 |
| Series A-1 preferred stock, $.00001 par value | 19 | - | - | - | - | - | - | 19 | 19 |
| Series A-2 preferred stock, $.00001 par value | 3 | - | - | - | - | - | - | 3 | 3 |
| Series A-3 preferred stock, $.00001 par value | 15 | - | - | - | - | - | - | 15 | 15 |
| Series B-1 preferred stock, $.00001 par value | 5 | - | - | - | - | - | - | 5 | - |
| Series B-2 preferred stock, $.00001 par value | 8 | - | - | - | - | - | - | 8 | - |
| Series B-3 preferred stock, $.00001 par value | 10 | - | - | - | - | - | - | 10 | - |
| Additional paid-in capital | 37,165,269 | - | - | - | - | - | - | 37,165,269 | 12,769,323 |
| SAFE note convertible | - | - | - | - | - | - | - | - | 5,286,469 |
| Capital contributions - related parties | - | 17,923,954 | 1,505,576 | 523,495 | 476,842 | - | 20,429,867 | - | - |
| Accumulated deficit | (430,087) | (26,108,680) | (56,613) | (279,366) | (287,519) | 16,337 | - | (27,145,928) | (12,679,282) |
| | 36,735,269 | (8,184,726) | 1,448,963 | 244,129 | 189,323 | 16,337 | 20,429,867 | 10,019,428 | 5,376,574 |
| Treasury stock | (1,000,000) | - | - | - | - | - | - | (1,000,000) | - |
| | 35,735,269 | (8,184,726) | 1,448,963 | 244,129 | 189,323 | 16,337 | 20,429,867 | 9,019,428 | 5,376,574 |
| | $ 36,799,504 | $ 22,583,749 | $ 2,022,289 | $ 1,007,587 | $ 3,693,908 | $ 16,337 | $ 20,429,867 | $ 45,693,507 | $ 14,204,715 |

BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF OPERATIONS

| | BlocPower Public Benefit Corp | BlocPower LLC | BlocPower Energy Services 1 LLC | BlocPower Energy Services 2 LLC | BlocPower Energy Services 3 LLC | BuildingBloc LLC | Eliminations | Consolidated Totals December 31, 2022 | Consolidated Totals December 31, 2021 |
|---|---|---|---|---|---|---|---|---|---|
| Revenues: | | | | | | | | | |
| Contract and equipment revenues | $ - | $ 41,324,062 | $ - | $ - | $ - | $ 16,437 | $ - | $ 41,340,499 | $ 16,443,456 |
| Sales-type lease revenues | - | - | 1,616,978 | 71,277 | 249,297 | - | - | 1,937,552 | 1,108,393 |
| Interest revenue - sales-type leases | - | - | 49,851 | - | 10,347 | - | - | 60,198 | 45,197 |
| GROSS REVENUE | - | 41,324,062 | 1,666,829 | 71,277 | 259,644 | 16,437 | - | 43,338,249 | 17,597,046 |
| Cost of revenue | | | | | | | | | |
| Contracts | - | 40,819,592 | - | - | - | - | - | 40,819,592 | 14,593,116 |
| Sales-type leases | - | - | 1,645,242 | 76,559 | 415,723 | - | - | 2,137,524 | 1,063,641 |
| | - | 40,819,592 | 1,645,242 | 76,559 | 415,723 | - | - | 42,957,116 | 15,656,757 |
| GROSS PROFIT (LOSS) | - | 504,470 | 21,587 | (5,282) | (156,079) | 16,437 | - | 381,133 | 1,940,289 |
| General and administrative expenses | 90 | 14,127,170 | 29,831 | 38,139 | 19,263 | 100 | - | 14,214,593 | 8,651,016 |
| (LOSS) INCOME FROM OPERATIONS | (90) | (13,622,700) | (8,244) | (43,421) | (175,342) | 16,337 | - | (13,833,460) | (6,710,727) |
| Other income (expense): | | | | | | | | | |
| Other income | - | 359,911 | 27 | - | - | - | - | 359,938 | 430,669 |
| Interest income | - | 901 | - | - | 65,398 | - | (56,492) | 9,807 | 2,249 |
| Interest expense | - | (363,187) | (48,182) | (85,319) | (140,304) | - | 56,492 | (580,500) | (109,936) |
| | - | (2,375) | (48,155) | (85,319) | (74,906) | - | - | (210,755) | 322,982 |
| LOSS BEFORE TAXES | (90) | (13,625,075) | (56,399) | (128,740) | (250,248) | 16,337 | - | (14,044,215) | (6,387,745) |
| Income and franchise tax expense | 12,341 | 24,816 | 50 | - | - | - | - | 37,207 | 23,200 |
| NET LOSS | $ (12,431) | $ (13,649,891) | $ (56,449) | $ (128,740) | $ (250,248) | $ 16,337 | $ - | $ (14,081,422) | $ (6,410,945) |

# Appendix 3 - Subscription Agreement

# BlocPower Energy Services 3 LLC

## Subscription Agreement

Target Offering Amount of $50,000 to a Maximum Offering Amount of $1,000,000

**Climate Impact Notes - 5th Offer, the “Securities” or “Notes”**

7.25% Interest Rate per Year

Fully Amortizing, Annual payments

12 yr Maturity (01/02/2036)

Senior and Unsecured Debt

Minimum Investment: $100

Incremental Amounts of $50



*Please read and sign this Subscription Agreement promptly, and in no event later than the Offer Close Date.*

*During the Offering Period, Investors can ask questions directly to the Company on the "Q&A" located on the BlocPower Offering Page at www.raisegreen.com. Questions related to the function and process of the funding portal can be directed to Raise Green at investors@RaiseGreen.com.*

## 1. Offering.

This Subscription Agreement (this "**Agreement**") addresses the offer for sale (the "**Offering**") of up to $1,000,000 of unsecured debt securities (the "**Notes**"), issued by BlocPower Energy Services 3, LLC, a Delaware limited liability company (the "**Company**"), during the period set forth on the Company's offering page at www.raisegreen.com, subject to adjustment as described below (the "Offering Period", the last day of which is the "Offer Close Date"). The Notes will be issued as of the date immediately succeeding the Offer Close Date (the "**Issuance Date**").

The terms of the Notes are set forth in "Terms of the Offering" in the Form C submitted by the Company to the SEC as attached hereto as Appendix 2 ("**Form C**", and, together with all related attachments and disclosures thereto, the "**Offering Disclosure Documents**"), and are summarized in Appendix 1 hereto.

The Notes are not being registered under the Securities Act of 1933, as amended ("**Securities Act**"), or under the securities laws of the State of Delaware (or of any other state or jurisdiction), but rather are being offered by the Company pursuant to certain exemptions from registration under "Regulation Crowdfunding", as adopted by the U.S. Securities and Exchange Commission ("**SEC**") under the Securities Act of 1933 and the Securities Exchange Securities Act of 1934 (collectively, "**Regulation Crowdfunding**").

In accordance with Regulation Crowdfunding, the Company may elect to shorten the Offering Period by notice to the Offerees not less than five (5) Business Days prior to the new Offer Close Date. The Company may also elect to extend the Offering Period under certain circumstances.

The undersigned (the "**Offeree**") understands that during the Offering Period any material updates to the Offering (including changes to the Offer Close Date) will be communicated to the Offeree via email from Raise Green and will be available on the Company's Offering Page at www.raisegreen.com. The Offeree will be asked to reconfirm its investment commitment by responding to the email, or in another manner if outlined in the communication from Raise Green, within five (5) business days, and may not be required to reconfirm by re-signing this Agreement.

## 2. Subscription.

By signing this Agreement, the Offeree confirms that it wishes to subscribe for purchase of Notes (the "**Subscribed Securities**") in an original principal amount ("**Principal Amount**"), as set forth on the signature page below. The Offeree's obligation hereunder is unconditional, without limitation, and does not depend on the issue and sale of any other Subscribed Securities to any other person or entity.

Subscriptions are generally allocated on a first-come, first-served basis, if interest in the Offering exceeds the minimum targeted offering amount. The Company is under no obligation to accept any additional subscriptions for the Subscribed Securities once the Company has received subscriptions for the maximum offering amount.

The Offeree also understands that: (i) the Company has the unconditional right, in its sole discretion, to accept, partially accept, or reject this subscription, or withdraw or abandon the Offering in whole, and (ii) this subscription is contingent on the Offeree qualifying under the suitability standards described below, by signing this Agreement, and paying the Purchase Price.

The subscription is deemed to be accepted by the Company only when this Agreement is signed by a duly authorized representative of the Company and delivered to the Offeree after the Closing (as defined below).

At any time up to 48 hours prior to the Offer Close Date, the Offeree may cancel any investment commitment made in connection with the Offering for any reason, in which case any amounts paid by the Offeree will be refunded to the Offeree in full (without interest).

**3. Closing and Payment.**

The closing of the purchase and sale of the Subscribed Securities (the "**Closing**") will take place on the Issuance Date or at such other time as the Company may designate by notice to the Offeree.

The Offeree's payment for the Subscribed Securities shall be made to North Capital Private Securities (the "**Escrow Facilitator**"), in immediately available funds (or other means approved by the Company prior to the Offer Close Date), the full purchase price for the Subscribed Securities (the "**Purchase Price**") equal to the 100% of Principal Amount thereof, and shall use reasonable efforts to do so prior to the Offer Close Date.

On or about the Issuance Date, if the Company has accepted the Offeree's subscription, the Company will countersign this Agreement, the Escrow Agent will release the funds to the Company, and the Company will issue the Subscribed Securities to the Offeree.

The Offeree understands that: (i) if its subscription is rejected in whole, or in part, or if the Offering is withdrawn, the funds that the Offeree has deposited constituting the Purchase Price will be refunded promptly without interest; and (ii) if the Offeree's subscription is accepted, such funds will be released to the Company as payment of the Purchase Price.

**4. Record of Purchase; Uncertificated Securities.**

If the Offeree's subscription is accepted in whole or in part by the Company, the Offeree will receive a signed counterpart of this Agreement as a record of its purchase of the Subscribed Securities. This process may take several days or more after the Offer Close Date.

The Offeree will also receive notice from the Company after the Offer Close Date of the digital entry of the Subscribed Securities as reflected on the books and records of the Company.

The Company will maintain all books and records electronically. The Offeree hereby waives any right to receive a physical certificate representing the Subscribed Securities and consents and agrees to the issuance of uncertificated Notes.

## 5. Representations and Warranties of the Company.

The Company represents and warrants to the Offeree with respect to the transactions contemplated hereby as follows:

*(a)* *Organization and Standing*

The Company is a limited liability company duly organized and existing under the laws of Delaware and is in good standing under such laws. The Company has the requisite power to own its assets and to carry on its business as presently conducted and as proposed to be conducted.

*(b)* *Power*

The Company has all requisite power to execute and deliver this Agreement, and to carry out and perform its obligations under the terms of this Agreement. This Agreement will be duly authorized and executed by the Company, and will represent a valid, binding, and enforceable obligation of the Company in accordance with its terms.

*(c)* *Authorization*

The Notes, when authorized and issued in compliance with the provisions of this Agreement and the Appendices hereto, will be validly issued, fully paid, and non-assessable, and will be free of any liens or encumbrances; provided, however, that the Notes will be subject to restrictions on transfer under state and federal securities laws and as otherwise set forth herein.

## 6. Representations of the Offeree.

The Offeree represents and warrants to the Company and Raise Green as follows:

*(a)* *Suitability Standards*

(i) the Offeree is familiar with and understands the business and financial position of the Company, the risks of an investment in the Company, and the rights and restrictions applicable to the Subscribed Securities, all as described in the Offering Disclosure Documents;

(ii) the Offeree (together with its professional advisors or representatives, if any) has sufficient knowledge and experience in business and financial matters to be capable of evaluating the merits and risks of an investment in the Company and the Subscribed Securities;

(iii) the Offeree can bear the economic risk of the purchase of the Subscribed Securities, including the total loss of the Offeree's investment in the Subscribed Securities, and has adequate means for the Offeree's current needs and possible contingencies and has no need for liquidity in this investment;

(iv) any financial information that it has provided to Raise Green and in this Agreement accurately reflects its financial condition at the Issuance Date, and the Offeree anticipates no material adverse change to that condition;

(v) all of the information the Offeree has provided in this Agreement is complete, true, and correct in all material respects;

(vi) Including the Purchase Price set forth on the signature page hereto, in the past 12-month period the Offeree has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding. Rule 100(a)(2) of Regulation Crowdfunding is included in Appendix 4 for reference;

*(b)* *Disclosure of Information*

(i) the Offeree has had access to such information concerning the Company and the Subscribed Securities as the Offeree deems necessary to enable it to make an informed investment decision concerning the purchase of the Subscribed Securities;

(ii) the Offeree has received and read the Offering Disclosure Documents (including without limitation any disclosure related to certain "risk factors" incident to an investment in the Subscribed Securities) including all exhibits, appendices, attachments, and supplements thereto;

(iii) the Offeree has been offered the opportunity to ask such questions and inspect such documents concerning the Company and its business and affairs as the Offeree has requested; and

(iv) in determining to purchase the Subscribed Securities, the Offeree has relied solely upon the advice of the Offeree's legal counsel, accountant and other financial advisors with respect to the tax, investment, and other consequences involved in purchasing the Subscribed Securities, and acknowledges that the information provided in the Offering Disclosure Documents does not constitute investment, accounting, legal, or tax advice from the Company or Raise Green.

*(c)* *Power & Authority*

(i) if the Offeree is an individual, the Offeree (A) is at least eighteen (18) years of age; and (B) has the adequate means of providing for his or her current needs and all personal and business contingencies;

(ii) the Offeree has all requisite authority (and in the case of an individual, the capacity) to purchase the Subscribed Securities, enter into this Agreement, and to perform all the obligations required to be performed by the Offeree pursuant to this Agreement, and such purchase will not contravene with any law, rule or regulation binding on the Offeree or any investment guideline or restriction applicable to the Offeree, and this Agreement constitutes the Offeree’s valid and legally binding obligation, enforceable in accordance with its terms;

*(d)* *No Resale; No Withholding; Manner of Offering*

(i) the Offeree is acquiring the Subscribed Securities for its own account, not as nominee or agent, without a view to distribution or resale of any part thereof and that the Offeree has no present intention, agreement or arrangement to sell, or otherwise transfer, distribute or dispose of any part of the Subscribed Securities to any other person (other than as expressly permitted by law); and

(ii) the Offeree is not subject to backup withholding; and

*(e)* *Updates and Reliance*

The Offeree shall notify Raise Green at Investors@raisegreen.com immediately of any material change in any statement made by the Offeree in this Agreement occurring prior to the closing of the purchase of the Subscribed Securities.

The Offeree understands that the Company and Raise Green are relying on the accuracy and completeness of the representations made by the Offeree to Raise Green and in this Agreement.

**7. Acknowledgements and Understandings of the Offeree.**

*(a)* *No Registration; No Reliance*

The Offeree acknowledges and confirms to Raise Green and the Company that it understands the following:

(i) the Subscribed Securities have not been registered under the Securities Act or the securities laws of any state (including without limitation the state of Delaware);

(ii) no federal or state agency, including the SEC, has passed upon, or endorsed, the merits of this Offering or the accuracy or adequacy of the information contained in the Offering Disclosure Documents, or made any finding or determination as to the appropriateness of the Subscribed Securities for public investment;

(iii) the Company has no obligation or intention to register any of the Subscribed Securities for resale under the Securities Act or any state securities laws, or to take any action which would make available any exemption from the registration requirements of any such laws, and that the Offeree may be precluded from selling or otherwise transferring the Subscribed Securities or any portion thereof unless the transfer is otherwise in accordance with such laws and the terms of the Offering Disclosure Documents; and even if the Subscribed Securities were to become freely transferable, a secondary market in the Subscribed Securities may not develop;

(iv) the Subscribed Securities are characterized as “restricted securities” under the federal securities laws inasmuch as they are being or will be acquired from the Company in a transaction not involving a public offering, and that under such laws and applicable regulations such securities will be subject to restrictions upon their transferability; the Subscribed Securities will not be, and the Offeree will have no right to require that they

be, registered under such laws, there is no public market for the Subscribed Securities, and none is expected to develop; accordingly, it may not be possible for the Offeree to liquidate its investment in the Company;

(v) it is not relying and will not rely on any communication (written or oral) of the Company, Raise Green, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Subscribed Securities; and

(vi) none of the Company, Raise Green or any of their respective affiliates has made any representation regarding the proper characterization of the Subscribed Securities for purposes of determining the Offeree's authority or suitability to invest in them;

*(b)* *Transfer Restrictions*

(i) the Subscribed Securities are restricted from transfer for a period of time under applicable federal and state securities laws and that the Securities Act and the rules of the SEC provide in substance that the Offeree may dispose of the Securities only (A) pursuant to an effective registration statement under the Securities Act, or an exemption therefrom, or (B) as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply (See Appendix 3 - Restrictions on the Transfer or Sale of Securities - for important details on restrictions);

(ii) the Company has not: (A) given any guarantee or effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Subscribed Securities; or (B) made any representation to the Offeree regarding the legality of an investment in the Subscribed Securities under applicable legal investment or similar laws or regulations;

(iii) consequently, the Offeree will bear the economic risks of the investment in the Subscribed Securities for an indefinite period of time.

*(c)* *No Cancellation*

The Offeree understands that it may not cancel, terminate or revoke this Agreement except (i) as set forth in Section 2 above, or (ii) as may be applicable in accordance with applicable securities laws, the Securities Act, or other applicable law, and that this Agreement will survive his or her death or disability and is binding on his or her heirs, executors, administrators, successors and assigns.

**8. Covenants of the Offeree.**

The Offeree covenants and agrees as follows:

(i) the Offeree shall, within ten (10) days after the receipt of a written request from the Company, provide such information, and shall execute and deliver such documents, as reasonably may be necessary for the Company to comply with any and all laws and regulations to which the Company is subject;

(ii) for the first year after purchase of the Subscribed Securities, the Offeree shall not sell, assign, pledge, give, transfer or otherwise dispose of the Subscribed Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except with the prior written consent of the Company, which consent shall not be unreasonably withheld if the proposed transfer complies with the requirements of Appendix 3 for such period;

(iii) after such one-year period, any agreement to transfer or sell the Subscribed Securities is subject to prior written consent of the Company, which consent shall not be unreasonably withheld if the proposed transfer complies with the requirements of Appendix 3 for such period.

**9. Indemnification.**

The Offeree shall indemnify, hold harmless and defend (i) the Company, (ii) the shareholders or other owners of the Company, (iii) Raise Green, and (iv) the other Holders, together with their respective officers, directors, employees, agents, affiliates, successors, and permitted assigns (the "Indemnified Parties"), from all damages, losses, costs, and expenses (including reasonable attorneys' fees) that they may incur by reason of the Offeree's failure to fulfill any of the terms or conditions of this Agreement or by reason of any breach of the representations and warranties and covenants made by the Offeree in this Agreement or in connection with any other Offering Disclosure Documents.

**10. Information and Notices.**

All notices and other communications provided for herein shall be in writing and are deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party specifies by notice in writing to the other):

If to the Company:

Name: **BlocPower Energy Services 3, LLC ___**

Address: **1623 Flatbush Ave Box 222 _________**

**Brooklyn, NY 11210________________**

Email: **investment@blocpower.io__________**

**finance@blocpower.io________________**

Attention: **Finance Department / Valerie Shoates_______**

If to the Offeree, to the address set forth on the signature page hereto.

If at any time during the period that the Subscribed Securities are outstanding the Offeree's contact information changes, the Offeree shall promptly notify the Company of such changes in writing.

## 11. Miscellaneous.

*(a) Entire Agreement*

This Agreement together with the appendices, exhibits, schedules, and attachments hereto, represents the entire agreement between the parties and supersedes all prior agreements or understandings between the parties. All appendices, exhibits schedules, and attachments to this Agreement are incorporated in this Agreement as if set forth in full.

*(b) Governing Law; Consent to Jurisdiction; Waiver of Jury Trial*

This Agreement and any and all claims and disputes arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of New York, without applying any conflict of law principles.

The parties hereby consent to the personal jurisdiction of all federal and state courts in New York and agree that venue shall lie exclusively in New York County, NY.

*(c) Survival of Representations*

All agreements, representations, warranties and covenants made in writing by or on behalf of the Company or the Offeree in connection with the transactions contemplated by this Agreement, shall survive execution and delivery of this Agreement.

*(d) Amendment and Waiver*

(i) Subject to clause 11(d)(ii) below, neither this Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any modification, change, discharge or termination is sought.

(ii) Any term of the Notes may be amended or waived with the written consent of the Company and the Holders of a majority of the outstanding principal amount of the Notes (the "**Majority Holders**"). Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the Holders of, all of the Notes. The Company shall promptly give written notice thereof to each Holder that has not previously consented to such amendment or waiver in writing, but the failure to give such notice does not affect the validity of such amendment or waiver.

*(e) Binding on Successors; Restriction on Assignment*

Except as otherwise expressly provided in this Agreement, the provisions of this Agreement shall inure to the benefit of, and be binding on, the successors, assigns, heirs, executors, and administrators of the parties to this Agreement; provided, however, that the Offeree may not assign any of its rights or obligations under this Agreement without the prior written consent of the Company, which may be withheld in its absolute discretion.

*(f) Severability*

If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

*(g) Headings*

The various headings of this Agreement are for convenience of reference only, shall not affect the meaning or interpretation of this Agreement, and shall not be considered in construing this Agreement.

*(h) Fees and Expenses*

Each party will pay the fees, expenses, and disbursements of its own counsel in connection with this Agreement and any amendments or waivers under or in respect to this Agreement.

*(i) Counterparts*

This Agreement may be executed by manual or electronic signature, in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

**Signature to Follow**

**Remainder of Page Intentionally Left Blank**

# Signature Page

**IN WITNESS WHEREOF, intending to be legally bound, the Offeree has executed this Subscription Agreement as of the Issuance date on the Offeror Signature Page.**

By (Signature*): ______________________________

Print Name: ______________________________

Subscribed Securities (i.e. Principal Amount/Purchase Price) ) $______________

*By signing here, you represent that you are an "authorized signatory" for the account purchasing

Offeree's Notice Address:

Offeree Name:______________________________

Mailing Address: ______________________________

______________________________

Email: ______________________________

Attention: ______________________________

Offeree's State of Residence: ______________________________

**<u>Subscription Agreement -- Offeree Signature Page</u>**

**The offer to purchase Subscribed Securities as set forth on the Offeree Signature Page is hereby confirmed and accepted by the Company, unless otherwise noted below, (i) in the Subscribed Securities Amount, and (ii) at the Purchase Price, each as set forth on the Offeree Signature Page, as of theIssuance Date set forth below.**

**BlocPower Energy Services 3, LLC**

By: ______________________________________

Print Name: _______**Hanan Levin**____________________

Title: ______ **Manager**__________________________

Issuance Date: ______________________________________

**Subscription Agreement -- Company (Offeror) Signature Page**

**This Subscription Agreement will be deemed fully executed and delivered by all parties once this document has been returned to all Parties with the Issuance Date stamped.**

# Appendix 1

# Form of Note

## Appendix 1

*This is a representative form of what a promissory note is. This is not supposed to be executable. It serves only as a legacy comparison to traditional corporate promissory notes.*

## Form of Note

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF EFFECTIVE REGISTRATION STATEMENTS UNDER SUCH ACT AND STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO THE DEBTOR THAT SUCH REGISTRATION IS NOT REQUIRED.

## BlocPower Energy Services 3 LLC

**NOTE**

**Amount: $XXXX** **Date: Close Date +1**

FOR VALUE RECEIVED, and subject to the terms and conditions set forth herein, BlocPower Energy Services 3 LLC, a Delaware limited liability company (the "Company"), hereby shall pay, at any time on or after the earlier of (i) any Optional Redemption Date (ii) the Mandatory Redemption Date, or (iii) January 2, 2036 (the "Maturity Date"), to XXXXXXXX (the "Holder") the principal sum of $XXXX or such lesser principal amount then outstanding, together with all accrued and unpaid interest thereon as set forth below. This Note is being issued in connection with the Notes Offering (as defined in the Subscription Agreement) by Company in an amount of up to $1,000,000, pursuant to the terms of certain Subscription Agreements (the "Subscription Agreements") by and between Company and the Holder, and the other lenders. Terms not defined herein shall have the meanings set forth in the Note Subscription Agreements between the Company and the Holder, and other lenders who have executed similar Note Subscription Agreements.

**Section 1. Interest.** Interest on the principal amount of this Note will accrue from and including the date hereof until and including the date such principal amount is paid, at a rate equal to seven and one-quarter percent (7.25%) per annum, without compounding. Principal and interest shall be payable in lawful money of the United States of America, in immediately

available funds, at the principal office of the Holder or at such other place as the legal holder may designate from time to time in writing to the Company. Interest shall be computed on the basis of a 365-day year, for the actual days elapsed. Notwithstanding any other provision of this Note, the Holder hereof does not intend to charge, and the Company shall not be required to pay, any interest or other fees or charges in excess of the maximum permitted by applicable law; any payments in excess of such maximum shall be refunded to the Company or credited to reduce principal hereunder.

**Section 2. Terms and Method of Payment**. The Notes constitute a general unsecured and unsubordinated obligation of the Company. The Company will repay principal and interest on the Notes to the Holder at the close of business on January 2nd (the "**Scheduled Payment Date**") each year up until and including the Maturity Date, in each case to be paid via twelve equal annual payments. Interest will accrue on any un-returned principal at a rate equal to seven and one-quarter percent (7.25%) per year.

**Loan Amortization Schedule**

The below is provided for illustration only.

- Assumes a $1 million initial raise, the Note is not called during the 12 year life of the Note
- Assumes the first payment period covers an actual 12 month time period
- Shows the flat annual payment the Company must pay out
- Shows each payment consists of a portion of interest and principal being returned
- Investors that purchase the Note experience their proportional amount of the payments

| Outstanding Balance | Annual Payment | 7.25% Interest | New Balance | As of |
|---|---|---|---|---|
| | | | $1,000,000.00 | 1/2/2024 |
| $1,000,000.00 | -$127,584.70 | $72,500.00 | $944,915.30 | 1/2/2025 |
| $944,915.30 | -$127,584.70 | $68,506.36 | $885,836.96 | 1/2/2026 |
| $885,836.96 | -$127,584.70 | $64,223.18 | $822,475.44 | 1/2/2027 |
| $822,475.44 | -$127,584.70 | $59,629.47 | $754,520.21 | 1/2/2028 |
| $754,520.21 | -$127,584.70 | $54,702.72 | $681,638.23 | 1/2/2029 |
| $681,638.23 | -$127,584.70 | $49,418.77 | $603,472.30 | 1/2/2030 |
| $603,472.30 | -$127,584.70 | $43,751.74 | $519,639.34 | 1/2/2031 |
| $519,639.34 | -$127,584.70 | $37,673.85 | $429,728.49 | 1/2/2032 |
| $429,728.49 | -$127,584.70 | $31,155.32 | $333,299.11 | 1/2/2033 |
| $333,299.11 | -$127,584.70 | $24,164.19 | $229,878.59 | 1/2/2034 |

| | | | | |
|---|---|---|---|---|
| $229,878.59 | -$127,584.70 | $16,666.20 | $118,960.09 | 1/2/2035 |
| $118,960.09 | -$127,584.70 | $8,624.61 | $0.00 | 1/2/2036 |

If the first payment period were less than an actual 12 months, the first annual payment amount on Jan 2nd will be lower than the above flat monthly amount. For example, if the issuance date were 4/1/2024, the first payment period covers 9 months and the payment would look as follows:

| Outstanding Balance | Annual Payment | 7.25% Interest | New Balance | As of |
|---|---|---|---|---|
| | | | $1,000,000.00 | 4/1/2024 |
| $1,000,000.00 | **-$109,459.70** | **$54,375.00** | $944,915.30 | 1/2/2025 |
| $944,915.30 | -$127,584.70 | $68,506.36 | $885,836.96 | 1/2/2026 |
| $885,836.96 | -$127,584.70 | $64,223.18 | $822,475.44 | 1/2/2027 |

etc.

If the first payment period were less than an actual 12 months, the first annual payment amount on Jan 2nd will be lower than the flat monthly amount in the Loan Amortization Schedule under section 2. For example, if the issuance date were updated to 4/29/2024, the first payment period covers 8 months and one day, so the payment would look as follows:

| Outstanding Balance | Annual Payment | 7.25% Interest | New Balance | As of |
|---|---|---|---|---|
| | | | $1,000,000.00 | 4/29/2024 |
| $1,000,000.00 | **-$104,344.97** | **$49,260.27** | $**944,915.30** | 1/2/2025 |
| $944,915.30 | -$127,584.70 | $68,506.36 | $885,836.96 | 1/2/2026 |
| $885,836.96 | -$127,584.70 | $64,223.18 | $822,475.44 | 1/2/2027 |

etc.

The Company may, at its option, pay this Note in whole or in part prior to the Maturity Date without the prior approval or consent of the Holder (an "**Optional Prepayment**"), provided that the Company shall prepay, on the consummation of a Change of Control (the "**Mandatory Redemption Payment Date**"), all outstanding principal and accrued interest on the Notes (a "**Mandatory Redemption**"). The Company will use its best efforts to provide the Holder with at least fifteen (15) days' prior notice to any Optional Prepayment (an "**Optional Prepayment Date**"). On each Optional Prepayment Date and the Mandatory Redemption

Date, each payment will consist of (i) the outstanding principal subject to such prepayment; (ii) accrued and outstanding interest on such principal subject to such prepayment; and (iii) a prepayment penalty equal to five percent (5%) of the outstanding principal subject to such prepayment. To the extent that prepayments are made, such prepayments will be applied to all Notes, pro rata, based on the total outstanding principal balance of all outstanding Notes.

As used in this Note, the term "**Change of Control**" means (i) the sale or other disposition of all or any substantial portion of the assets or equity securities of the Company; (ii) a change in ownership of more than fifty percent (50%) of the issued and outstanding voting securities of the Company; or (iii) any merger or reorganization of the Company, except a merger in which the persons owning a majority of the issued and outstanding voting securities of the Company prior to such merger or reorganization retain more than fifty percent (50%) of the combined voting power of the resulting entity.

If any Payment Date, the Maturity Date, any Optional Prepayment Date, or Mandatory Redemption Date falls on a day that is not a business day, the required payment will be made on the next succeeding business day and no interest on such payment will accrue in respect of the delay.

All payments shall be made to the Holder on the Record Date with respect to such payment, as reflected on the books and records of the Company.

As used herein, (i) "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in The City of New York, New York are authorized by law to close and (ii) "Record Date" means, with respect to any Payment Date (whether or not it is a Business Day), the Business Day that is five (5) Business Days prior to such Payment Date.

**Rank and Limitation on Liens**

The Notes are unsecured and unsubordinated obligations of payment of the Company; that is, there are no existing debt obligations of the Company that would get paid ahead of the Note holders. As a result of being unsecured, in the event of a liquidation of the Company, the holders of the Notes will have a junior position to claims from trade creditors and taxing authorities.

While the Notes are outstanding, the Company will not permit or create any liens on its assets other than liens for the purchase price money liens of/for future property acquired in the ordinary course of business, or those associated with contractors during project construction.

**Financial Covenants**

The Company will maintain, at all times, a minimum of six months debt service in cash or cash equivalents in its operating accounts. The Company shall only dividend cash to its parent company at a point in time when it has the minimum six month debt service reserve in its operating accounts and has a minimum debt service coverage ratio of 1.2.

The Company will use no more than 40% of funds raised for loans or equity investments to other BlocPower Project Cos.

**Section 3. Events of Default.** The occurrence of any of the following events shall constitute an event of default in the Notes (an "**Event of Default**"): (i) the Company is past due on payment of principal or interest for a period of five (5) days or more (ii) the Company has breached a covenant in any material respect, and failed to cure such breach in thirty (30) days; (iii) any material representation or warranty of the Company proves to have been untrue in any material respect when made (iv) the Company is adjudicated bankrupt or insolvent under the federal bankruptcy laws or any similar jurisdiction; or (v) the Company has instituted proceedings to be adjudicated as a voluntary bankruptcy or file a petition seeking reorganization or an arrangement with creditors under the federal bankruptcy laws, or any similar applicable federal or state law, or makes an assignment for the benefit of creditors. Upon the occurrence of an Event of Default, any Holder may, by written notice to the Company, declare the unpaid principal amount of their Notes, and interest accrued thereon, to be due and payable.

**Section 4. Remedies upon Default.** Upon the occurrence and during the continuance of an Event of Default, Holders may petition the Company for the Notes to become due and payable immediately. If the Company receives such petitions from Holders owning more than 30% of the outstanding principal of the Notes, Company shall pay all outstanding principal and interest on the Notes without further demand. Upon the occurrence and during the continuance of an Event of Default, interest will accrue at 7.5%.

**Section 5. Miscellaneous.** This Note applies to, inures to the benefit of, and binds the successors and assigns of the parties hereto. This Note is made under and shall be governed by and construed in accordance with the internal laws of the State of Delaware. This Note may be amended, substituted, altered, waived, modified or extended, and the Note may be substituted, extended, converted or exchanged, by the written consent of the Company and the Holder.

**Signature page follows.**

**IN WITNESS WHEREOF,** the Company has executed this Note as an instrument under seal as of the date first written above.

ATTEST: BLOCKPOWER ENERGY SERVICES 3, LLC

________________________ By:________________________

XXXXXXXX Hanan Levin

Note Holder Name Manager

# Appendix 2 Offering Disclosure Documents

The Form C and all Offering Disclosure documents are available on the SEC EDGAR database.

Type in **BlocPower Energy Services 3, LLC** in the "company and person lookup" box.

The Company's Offering page that can be found on invest.raisegreen.com has a Q & A Section for Crowd and Company Live questions and answers!

# Appendix 3 Restrictions on the Transfer or Sale Of Securities

**Advance written notice to the Company is required for any proposed transfer or sale of the securities.**

### Within the First Year after the Purchase

During the period of one year from when the securities were issued, the securities generally may not be resold, pledged or transferred unless: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D (See Appendix 5), or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.

The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

### Beyond the First Year after the Purchase

At any time after one year from when the securities were issued, the securities may not be resold, pledged or transferred without the prior written consent of the Company, which consent shall not be unreasonably withheld if the holder thereof gives notice to the Company of such holder's intention to effect such sale, pledge, or transfer, and

(a) there is in effect a registration statement under the Securities Act covering the proposed transaction; or

(b) such notice describes the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, is accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably

satisfactory to the Company to the effect that the proposed sale, pledge, or transfer of the securities may be effected without registration under the Securities Act.

# Appendix 4 Non-accredited investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding

The following is an extract of 17 C.F.R. Part 227 - REGULATION CROWDFUNDING, GENERAL RULES AND REGULATIONS, which may be accessed in its entirety at https://www.ecfr.gov/current/title-17/chapter-II/part-227.

Reference: 17 C.F.R. § 227.100(a)(2).

(2) Where the purchaser is not an accredited investor (as defined in Rule 501 (§ 230.501 of this chapter)), the aggregate amount of securities sold to such an investor across all issuers in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the 12-month period preceding the date of such transaction, including the securities sold to such investor in such transaction, shall not exceed:

(i) The greater of $2,500, or 5 percent of the greater of the investor's annual income or net worth, if either the investor's annual income or net worth is less than $124,000; or

(ii) Ten percent of the greater of the investor's annual income or net worth, not to exceed an amount sold of $124,000, if both the investor's annual income and net worth are equal to or more than $124,000;

Instruction 1 to paragraph (a)(2). To determine the investment limit for a natural person, the person's annual income and net worth shall be calculated as those values are calculated for purposes of determining accredited investor status in accordance with § 230.501 of this chapter.

Instruction 2 to paragraph (a)(2). A person's annual income and net worth may be calculated jointly with that person's spouse; however, when such a joint calculation is used, the aggregate investment of the investor spouses may not exceed the limit that would apply to an individual investor at that income or net worth level.

Instruction 3 to paragraph (a)(2). An issuer offering and selling securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) may rely on the efforts of an intermediary required by § 227.303(b) to ensure that the aggregate amount of securities purchased by an investor in offerings pursuant to section 4(a)(6) of the Securities Act will not cause the investor to exceed the limit set forth in section 4(a)(6) of the Securities Act and § 227.100(a)(2), provided that the issuer does not know that the investor has exceeded the investor limits or would exceed the investor limits as a result of purchasing securities in the issuer's offering.

# Appendix 5 Rule 501(a) of Regulation D

17 C.F.R. § 230.501 may be accessed at:

https://www.ecfr.gov/current/title-17/chapter-II/part-230/subject-group-ECFR6e651a4c86c0174/section-230.501

# Appendix 4 - Offering Page

Video Transcript

**(Current video length: 10:42)**

My wife and I have two young children and like many of you, we are terrified about what the worst impacts of the climate crisis are going to be for them in their lives. Do we honestly have a plan that's specific, that's achievable, that's actionable, that's going to allow us to reduce emissions at scale with the speed that's necessary to respond to the catastrophe in time to improve the quality of life for our kids?

We've decided to focus and devote our time and attention to the challenge of greening buildings in America, and I'll tell you a little bit about why. There are 125 million buildings in America coast to coast. These buildings are where we cook and eat and work and pray and raise our kids. A lot of us spend almost 90% of our time indoors in buildings, and these buildings are powered by fossil fuels.

This is a furnace that produces hot water and heating. This is in an apartment complex in Harlem that we visited back in 2014. I remember visiting it because I was a little worried because we could smell gas leaking. And a few blocks away, a few weeks before this visit, an apartment building had a gas furnace that exploded. It collapsed the entire apartment building and collapsed the apartment building next door, and eight people died. So I remember looking at this boiler and taking a picture and thinking, get me the heck out of here.

So because fossil fuels power our 125 million buildings, 30% of American emissions are tied to our buildings. And there is no actionable path to responding to the climate crisis without going building by building and greeting all of the existing buildings in America. So I'm Donnel Baird. I'm the CEO of BlocPower. We are a technology company that focuses on moving buildings off of fossil fuels. We want to make buildings smarter, healthier, greener. And we want to do that by making buildings 100% electric.

We're here in Detroit. Detroit is learning how to rip fossil fuel engines out of vehicles and replace them with smarter, all electric engines. We want to do the same thing for buildings. We want to rip out all

the fossil fuel equipment and replace it with smart, green, all electric equipment. And we want that equipment to be powered by electricity. Stanford professor Mark Jacobson has written a plan for all 50 states to be powered by wind, by hydroelectric power, by solar, state by state, so their entire grid can be clean.

I got focused on the dangers, the perils of fossil fuel systems growing up as a kid with my family in a one bedroom apartment in Brooklyn. We didn't have a heating system that worked in our apartment building in Brooklyn. So when it got really cold in the winter and my parents would work nights, they would tell me, “if it gets too cold, light a match, turn on the gas oven, open up the oven door, and don't forget to open up a window because heat's going to come into the apartment. But so is carbon monoxide, and we don't want you to suffocate.” Then they would go to work. And millions of Americans across the country heat their buildings this way in the winter and worse.

But it's not just the low income buildings that are dangerous with fossil fuel infrastructure. Recent studies indicate that gas ovens and gas heating systems in our home leak benzene. They leak methane. They leak nitrogen dioxide. There's so much nitrogen dioxide emitted into American homes that it causes about 13% of chronic childhood asthma. There's so much methane leaked into our homes that it's equal to the emissions of 500,000 gas powered vehicles. And benzene? Benzene is a carcinogen. The latest studies from Stanford indicate that benzene is emitted into our homes, it spreads throughout the home, it lingers, you breathe it in, and it actually can be worse than breathing in second hand cigarette smoke. And so for any parent that thought of our children sleeping and breathing all this stuff in, it's horrific.

But good news, it's 2023. We don't live in ancient Mesopotamia. We no longer have to dig up dead dinosaurs from the ground and burn them in our buildings for energy. We got options. This is an electric induction oven that uses electricity and induction powered magnets. It's hyper efficient. It's safe. The finest chefs in the world are starting to use these ovens and systems. They can boil hot water in less than 60 seconds. Pretty awesome.

And one of the new technologies that I'm really excited about is the cold climate heat pump. Cold climate heat pumps are like a silver bullet for reducing emissions in buildings. We can now do things that we could not do five years ago because of this technology. They use electricity and refrigerant and compressors to pump hot air into your home in the winter, to pump hot air out of your home during the summer, and to heat up hot water. But most importantly, it allows us to fundamentally unhook

buildings from fossil fuels. We can unplug all of our buildings and homes from fossil fuels entirely due to these systems.

So let's go back to my building in Brooklyn. We now have a mix of technologies that we can install in our building. Solar panels in the roof, high efficiency lighting, electric hot water heating systems, electric heat pumps for heating and cooling, the electric oven. We can make these buildings all electric. If we're in Detroit or LA or in Houston, one of the cities where people love their cars, we will of course install some electric vehicle charging stations. We'll have some backup battery systems because all three electricity and energy grids are collapsing under the weight of heat waves and the climate crisis. But we can electrify buildings.

Now, is it simple? Is it easy to electrify buildings? No. There's challenges and opportunities. We have to solve a finance problem. We have to solve a workforce problem. We have to solve the data problem. Electrification could cost 10, 20, $30,000 per building, and that's not affordable for the average American. Most Americans can't afford to buy a home on their own, and so we have a mortgage. And so we studied the mortgage market and found ways to amortize and spread out the upfront cost of building electrification over 15 years. So that the monthly payment is affordable and lower in some instances, than what families pay for fossil fuels.

We have a workforce problem in that, like Europe, there's a shortage of skilled electricians and technicians across America to deliver on these projects. Mayor Eric Adams in New York City has asked us to train and hire 3000 vulnerable and low-income individuals–ex offenders, gang members, military veterans with PTSD, formerly homeless folks–to train them in building electrification. We had a street gang come to us and say, “look if you guys hire us and give us jobs, we will shut down our street gang.” We had a crew of workers who had been locked up in Rikers Island (our New York City jail) and we trained them, we hired them, we took them back to Rikers Island, and they installed solar panels in the parking lot.

We have a data problem. Every building is unique, like a snowflake. So in order to make sure we have the right size of the electrification equipment for that building, to unhook it from fossil fuels, we have to collect data and make sure we specify and recommend the right equipment. We've been working with the Bezos Earth Fund to aggregate all of the data on all 125 million buildings across America so that families can search for their address, get an electrification work plan, and hand it to a local well trained electrician that we've trained and hired. These are good jobs that can't be outsourced, so that every family has access to the data that they need.

We've recently started working with Ithaca, NY, where Cornell is located, and San Jose and Menlo Park. These are cities that have committed to decarbonize 100% by the year 2030 and 6 1/2 years. So we're going to go building to building and move each building off of fossil fuels and make them all electric. So we've got 6 1/2 years. But there's dozens of cities across the country where we're working with partners–Portland, OR; Denver; Atlanta; Chicago–to electrify buildings at scale.

Electrification is possible. It's not simple, it's not easy, but it is possible. And what that means is, if we can electrify one building, it means that we can electrify a whole block of buildings. If we can electrify a block of buildings, it means that we can electrify a neighborhood. If we can electrify a neighborhood, it means that we can electrify a city. And if we can electrify a city, that means we can electrify a country. There's a saying: "You have to be the change that you wish to see in the world."

By doing this we're gonna create great jobs. There's gonna be massive economic and public health outcomes. But we are also gonna inspire cities and countries around the world to electrify. And we'll be able to look our children in the eyes when they ask us and say that we're doing everything we can to reduce emissions at speed and scale to fight the most damaging impacts of the climate catastrophe. Thank you.

Summary of Planned Changes

1. Blocpower Energy Services 3 LLC ("**BPES3**" or the "**Company**" or the "**Issuer**"), a Delaware limited liability company organized on January 4, 2021, intends to extend the offering date of its Raise Green offering from the current close date of 3/31/2024 to the new close date of 4/28/2024.

*The Company continues to take investments to hit its $1 million goal!*


DONNEL BAIRD
WHY YOU SHOULD DITCH DEADLY FOSSIL-FUEL APPLIANCES
TED

Together, we can create energy efficient homes, improve the health of our kids and ultimately save the planet for future generations.

- Many of us spend 90% of our time in buildings [1], where we eat, cook, work, pray, and raise our kids. There are 125 million of these buildings in America and they are mostly powered by fossil fuels — contributing to 30% of US emissions and 13% of chronic childhood asthma [2].
- To address this problem, **we need more people** – people like you – to invest now so that we can electrify one home at a time and improve the health of our youth.
- If we can electrify one home or building. We can electrify a block or neighborhood. If we can electrify a block, we can electrify a city. If we can electrify a city, we can electrify a country. If we can electrify the country, we can look our kids in the eye and tell them we did all we could to avoid the climate crisis. **Together We Can.**

*1. https://www.epa.gov/report-environment/indoor-air-quality#note1*
*2. https://www.epa.gov/ghgemissions/sources-greenhouse-gas-emissions#commercial-and-residential*

## Crowdfunding Success: From 2021 to 2023

**BPES3 Background:**
- On January 10, 2021, BlocPower LLC contributed two fully-funded, under-construction projects as in-kind equity investment valued at about $75,000.
- By February 15, 2021, BlocPower LLC infused an equity of $100,000 in cash as initial operating capital.

**2021 Highlights**
- Successful crowdfunding campaign raised $987,250.
- Completion of lease signings for 20 projects.
- Completed construction on 9 projects.
- BlocPower Energy Services 3 honored all financial obligations as per prior terms.

**2022 Highlights**
- Raised $1,809,890 in crowdfunding.
- Completion of lease signings for 8 projects.
- Target: Achieve a 1.2x debt service coverage via revenue and investment income.
- Explore avenues for additional debt capital to diversify project portfolio.
- Completed annual payments to Crowdfunding investors.
- BlocPower Energy Services 3 honored all financial obligations as per prior terms.

**2023 Highlights**
- Raised $472,012 in crowdfunding in Q2.

## Highlights

**Market Potential & Financial Projections:**

- BlocPower, the Company's parent, was selected by Ithaca, NY as Program Manager for an electrification program that aims to decarbonize the city's building stock - around 6000 buildings- and achieve carbon neutrality by 2030.
- In Cambridge, MA, BlocPower is helping multifamily building owners tap into an $800K grant from MassCEC to decarbonize their properties in an effort to meet the city's goal of carbon neutrality by 2050.
- Through a partnership with New York City, BlocPower started and continues to train at-risk community members to work on energy efficiency and clean energy projects.
- BlocPower's pricing strategy for leases is focused on making profits while being mindful of costs. Think of it like a 12-year home loan, anticipating regular returns on investments. If the Company decides to pay off the Note before its due date, investors would get their original investment back early, plus an extra 5% of outstanding principal as a prepayment fee.
- Investors can expect to realize a return on their investment through periodic repayment of debt (principal, with interest). The income to support this debt comes from company revenue, which includes customer lease payments. Such payments, made for utilizing the services or assets provided by the company, form the bedrock of the company's revenue model. As these funds become actively engaged in revenue generation, investors can anticipate more cash coming into the company to support debt service.

**Financial Health & Fundraising:**

- As BlocPower has grown, we've been blessed to have financial support from Goldman Sachs, Microsoft, Valo Earth, Kapor, Andreessen Horowitz and more.
- Oftentimes, segments of the capital we have raised have been earmarked for specific uses. For example, the Goldman Sachs project financing serves [illegible]

[illegible]

---

*"If we can electrify one building, it means that we can electrify a whole block of buildings. If we can electrify a block of buildings, it means that we can electrify a neighborhood. If we can electrify a neighborhood, it means that we can electrify a city. And if we can electrify a city, that means we can electrify a country."*

*–Donnel Baird, BlocPower CEO*

### Spread the Word!

---

## Introduction

If this raise hits its maximum amount ($1 million), the Company expects to have funded **50** home/apartment retrofits

**Community Benefit**

If this raise hits its maximum amount ($1 million), the Company expects to have funded up to 50 home/apartment retrofits. The Company may wholly own and operate these projects or invest funds into energy efficiency and clean energy projects owned by other BlocPower entities or loan funds to be used as equity investments by BlocPower LLC into BlocPower Project Cos.

BlocPower's hassle-free leasing system is designed for building owners:
1. Lowered Barriers to Entry
2. Simplified Experience
3. Minimal Capital Outlay
4. Reduced Technology Risk

**Economic Value**

BlocPower offers no-money-down system leasing for building owners, covering all maintenance and repairs for the duration of the contract. This reduces barriers to entry, complexity, capital requirements, and technology risk for the customers. More than this, crowdfunding is considered flexible capital which helps us fill the financial gap and assist low-to-moderate income single-family homeowners.

Additionally, BlocPower is training the next generation of the green economy. The workforce development training gives individuals the skills and knowledge to become competitively employed in the 21st century green construction field. This has a lasting economic impact on individuals and their community.

**Environmental Impact Highlights**
- Climate-positive energy retrofits
- Transition from gas/oil to clean energy
- Detailed Measurement & Verification (M&V)
- Adherence to IPMVP standards
- Quantified emission reductions
- Documented energy savings

**Environmental Impact**

BlocPower measures environmental impact by assessing each clean energy retrofit's reduction in emissions and the generation of energy savings. The BlocPower team anticipates conducting site-specific Measurement and Verification (M&V) reports to evaluate and quantify the energy savings at selected projects. The M&V report is based on the framework of measurement and verification outlined in the International Performance Measurement and Verification Protocol (IPMVP) Volume I, EVO 10000 – 1:2012. The IPMVP option used for the M&V report is Option C (Whole Facility).

## Overview

BlocPower aims to integrate equity into projects alongside incentives and crowdfunded debt. It has set a target of achieving $50 million of deployed capital across all BlocPower companies and affiliates by the end of 2024 (Form C, "Company Strategies and Goals"). This ambitious goal underscores its broader vision of fostering sustainable urban development.

The Climate Impact Note offers investors a 7.25% annual return, which is locked in for a 12-year period unless the note is prepaid. In the event of prepayment, investors receive an additional penalty, equivalent to approximately 2/3rds of a full year's interest. This creates a potentially lucrative investment opportunity. Payment will consist of (i) the outstanding principal subject to such prepayment; (ii) accrued and outstanding interest on such principal subject to such prepayment; and (iii) a prepayment penalty equal to five percent (5%) of the outstanding principal subject to such prepayment.

The Note is structured to be fully amortizing, potentially aligning it with the long-term revenue generated from lease payments, depending on various factors including but not limited to a steady source of revenues from project deployments. This structuring ensures that the investment may be in harmony with the expected cash flows from project revenues.

BlocPower's strategy involves making each project self-reliant once operational. This includes projects within the Company or its subsidiaries. Its focus is on accelerating the transformation of urban areas into greener, healthier environments. This aligns with the growing global emphasis on sustainable and eco-friendly urban development.

Investing in the Climate Impact Note isn't just a financial decision; it's an opportunity to contribute to community resilience and environmental health. The projects aim to create a greener, healthier urban landscape, which has significant social and environmental implications.

The importance and impact of BlocPower's mission were highlighted in a TED talk by Donnel Baird, the founder of BlocPower. His advocacy underscores the collective mission of transforming urban spaces for the betterment of communities and the environment, emphasized through the following points:

- Many of us spend 90% of our time in buildings [1], where we eat, cook, work, pray, and raise our kids. There are 125 million of these buildings in America and they are mostly powered by fossil fuels — contributing to 30% of US emissions and 13% of chronic childhood asthma [2].
- **We CAN** significantly intervene in the climate crisis while simultaneously improving the health and well-being of our families and loved ones by electrifying the 125 million buildings in America.
- **By electrifying our homes and community buildings** we can solve two problems at once. We can reduce greenhouse gas emissions AND improve the health of our families.
- **BlocPower moves buildings off of fossil fuels and makes them all electric.** We have the hardware. We have the software. And we COULD have the financing.
- We want to **make electrification affordable** to all and we need your help to do it. We've worked with banks to break up the costs into bite sized, affordable chunks over a long period of time.
- We **just need more people**–people like me and you–to invest now so that we can get there one home at a time.
- If we can electrify one home or building. We can electrify a block or neighborhood. If we can electrify a block, we can electrify a city. If we can electrify a city, we can electrify a country. **Together We Can.**

---

*"BlocPower is electrifying buildings much like Tesla is electrifying cars. By eliminating their use of fossil fuels and making them smarter and healthier, we're increasing the health and wealth of building owners and occupants and creating economic opportunities in underserved communities."*

*- Donnel Baird, BlocPower CEO*

---

## The Company



*Figure 1. Blocpower's team enjoying a sunny day on their office's rooftop in 2019. Since then, the team has grown almost 4x this size!*

The investment is in BlocPower Energy Services 3 ("BPES3," the "Company," and the "Issuer"), a wholly-owned subsidiary of BlocPower LLC ("BlocPower"), formed to own and operate energy projects from the BlocPower pipeline, installed in client buildings. While BlocPower LLC operates BPES3 through a management agreement, debt or equity in BlocPower LLC itself would not be offered.

BlocPower is a Brooklyn-based climate technology startup that is making American cities smarter, greener, and healthier. BlocPower partners with utilities, government agencies, and building owners to identify unhealthy, energy-wasting buildings to retrofit. The company then works with these building owners to develop, install and finance targeted improvements, which may save energy, reduce carbon emissions, increase comfort, improve safety and/or otherwise benefit the building and its occupants. BlocPower earns revenue via lease payments from customers, interest payments from related parties, and incentive payments from governments and utilities. Please see the section of the Form C titled "Current Condition and Historical Results" for a thorough description of how the Company services its debts.

Since its founding in 2014, the Company has retrofitted buildings in disadvantaged communities in New York City and is expanding into cities across America. The business is based on the Company's proprietary software for analysis, leasing, project management, and monitoring.

BlocPower continues to grow its pipeline and to expand into new cities and states. Among the exciting growth opportunities, in August 2021, BlocPower won a New York City Mayor's Office of Criminal Justice contract aimed at mitigating inner city violence through workforce development programs. BlocPower working to center the clean energy future in low-income communities and communities of color to create jobs, improve public safety and develop the skilled frontline workers needed to build a clean energy future. BlocPower has partnerships with cities like Ithaca, New York, Cambridge, MA, and San Jose, CA to decarbonize the city's buildings with energy efficient equipment.

Blocpower LLC, the owner of BPES3, is backed by some of the world's top investors, including Kapor Capital, one of Uber's first investors; Andreessen Horowitz, an early investor in Facebook, Twitter, AirBnB and Lyft; Eric Schmidt the former Chairman of Google; and The American Family Insurance Institute for Corporate and Social Impact. A subsidiary of BlocPower LLC has an $80 million project level debt facility with Goldman Sachs and Microsoft, that BlocPower is aiming to renew and/or extend. BlocPower raised $7.8 million in their Series A in February 2021 and approximately $27 million of Series B corporate equity in March 2023.

## Press

*"He's attacking a problem that's proven intractable in the past."*

*-NPR*

*"BlocPower Selected as Heat Pump Training Partner for Goodwill CleanTech Accelerator in Houston"*

*(https://www.blocpower.io/posts/blocpower-selected-as-heat-pump-training-partner-for-goodwill-clean-tech-accelerator)*

*"BlocPower and Georgia Power Partner to Support Energy System Improvements for Disadvantaged Communities in Georgia"*

*(https://www.prweb.com/releases/blocpower-and-georgia-power-partner-on-energy-empowerment-program-to-support-energy-system-improvements-for-disadvantaged-communities-in-georgia-301826541.html)*

*City of Cambridge Announces $800,000 in Multifamily Decarbonization Subsidies Through Partnership with Massachusetts Clean Energy Center and BlocPower*

*https://www.blocpower.io/posts/city-of-cambridge-announces-800k-with-masscec-blocpower*

---

## Team



**Donnel A. Baird**

Founder and CEO of BlocPower LLC, and BlocPower Energy Services 3 LLC

Donnel spent three years as a community organizer in Brooklyn and one year as a voter contact director for Obama For America.

While managing a national Change to Win/UUNA campaign, Donnel leveraged Dept. of Energy energy efficiency financing to create green construction jobs for out of work populations. He partnered with the Washington Interfaith Network to generate a $100m government investment in underserved communities in the District of Columbia. Donnel currently sits on the Board of the Sierra Club Foundation as well as the Small Business Advisory Board of the New York Federal Reserve Bank and Entrepreneurship Board of Columbia Business School. Donnel has a B.A. from Duke University and an MBA from Columbia Business School. Baird grew up in Bedford-Stuyvesant Brooklyn and is a perpetually exasperated Knicks fan.



**Hanan Levin**

Head of Finance for BlocPower LLC; and Manager, BlocPower Energy Services 3 LLC

Hanan brings 19 years of financial and investment banking experience, including having served as Managing Director with PNC, Director of Capital Markets with Bank of the West/BNP Paribas, and CFO of CoPeace, a startup impact investing holding company. Hanan also co-founded Advanced Sustainable Technologies, an Israeli cleantech company. Hanan holds a B.A. in Economics from Yale University, an MBA from the University of North Carolina, and Series 7 and 63 licenses.



**Jon Moeller**

Chief Operating Officer, BlocPower LLC

Previously Jon was CEO and board member of MACH Energy, a sustainability SaaS leader for commercial buildings, with nearly half a billion square feet using the system. MACH was acquired by a PE-backed strategic buyer.



**Ebonie Nichols**

SVP of Finance, BlocPower LLC

Ebonie Nichols, CPA has forged an outstanding career of financial leadership across several different industries including real estate, non-profit, and technology. She has led complex strategic initiatives at Tishman Speyer and other leaders.



**Dom Lempereur**

Chief of Engineering, BlocPower LLC

Dom Lempereur leads the BlocPower engineering department. Over 25 years, Dom has developed, performed, and managed energy assessments for 6,000 buildings, totaling over 200 million square feet.



**Valerie Shoates**

Finance and Special Initiatives Associate, BlocPower LLC

Val works on financing and other critical programs at BlocPower, including workforce. Previously, Val was in VC at Plum Alley Investments. Plum Alley invests in technology and healthcare companies led by female founders in STEM fields.

---

## Risks and Disclosures

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

**THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.**

**THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION.**

Full details of the offering are available in the Form C filed on the Securities and Exchange Commission's EDGAR Database.

**Material Risk Factors**

**Customer Repayment Risk**
There is a risk that the customers fail to make payments to the Company and default under the leases. Although the Company has the right to remove equipment from a building upon a customer's default under the lease, some of the equipment is difficult to remove and the removed equipment may not retain full value, which results in limited or no cash recoupment from the equipment which proceeds would be used to pay the investors. Also, given the importance of heat pumps for resident heating, the Company may not want to remove them from the property. This could impact accounts receivable and the cash available to repay investors.

The Company's asset size and project numbers will be small initially and thus carry a lack of diversification risk.
If customers are unable to or refuse to make payments on their leases, the company may need to pursue legal or other actions, which may incur additional cost and distract management's attention from its core operations. Given that customer lease payments are the primary source of revenue for the Company, if a large enough number of customers are not making their scheduled payments for any reason, there may not be sufficient cash available at the Company to pay debt service. This may require an additional cash infusion from the parent company, liquidation of assets, sale of equity, or other actions to avoid defaulting on the debt; the parent company is not obligated however to do so.

**Project delay risk**
The Company could experience unforeseen contractor/supplier issues such as lack of resources, delay in materials from manufacturers, inability to access building properties, especially as a result of a supply chain shortage caused by or exacerbated by the COVID-19 pandemic or similar pandemic. The Company could then experience delays in their ability to meet targeted commercial operation dates and monthly lease payments from building customers. Accounts receivables could be lower than expected and impact the Company's ability to pay investors.

**Limited operating history**
The Company and its Business (defined below) are continuing to be developed, in part, with the proceeds of the Offering. The Company, which was organized in January 2021, has just begun to generate revenue. Revenue-generating customer lease payments for the majority of funds raised have yet to be deployed. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications, and delays usually encountered by companies in their early stages of development. The

Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.
As an early-stage company, the Company may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. Developing and implementing new lines of business and services, may require that we invest significant time and resources, and such endeavors may not be successful.

Investments in startups and early-stage ventures are speculative and these enterprises can fail. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. You should be able to afford and be prepared to lose your entire investment.

An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should also be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

The Company operates within a multilevel organizational structure, encompassing a variety of special purpose vehicles (SPVs) and multiple project companies. Such a structure, while offering potential benefits in terms of risk isolation and project-specific management, also introduces added layers of complexity for investors to navigate.

The setup poses a significant risk due to the potential for interdependence and cross-collateralization between different SPVs or project entities. BPES3, being a central entity in this framework, holds the responsibility of funding and supporting other projects across the organization. This interconnectivity, while intended [illegible]

for operational coordination, also creates a vulnerability where challenges or shortfalls in one project could lead to adverse ripple effects across other projects or SPEs, potentially destabilizing the entire organizational structure.

**Natural Disaster**
There is the possibility that a natural disaster or other events beyond the control of the Company could cause damage to the equipment. This would be especially devastating as we are regionally concentrated in New York. This may cause unexpected replacement costs and negatively impact financial returns. While the equipment is covered by a number of insurance policies, including an inland marine insurance policy during the construction period, and under the customer's property insurance during the operating term, both to cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company or the insurance coverage may not be adequate.

**Change in Regulations**
The Company is subject to legislation and regulation at potentially all levels of government – federal, state, and local. Regulations are continually being reviewed and we expect that court actions and regulatory proceedings could change the Company's obligations under applicable federal, state, and local laws, which cannot be predicted.

While the Company currently benefits from federal, state, and local incentives that help reduce construction and operational costs, its reliance on these incentives introduces a significant risk. Given the potential for changes in these incentives, there is a concern about their long-term stability. Such changes could adversely affect the growth of the overall sector and, by extension, BlocPower's business. Although the immediate projects following this raise are unlikely to be affected due to their rapid implementation, future projects and the company's long-term strategy could be vulnerable to policy shifts.

**Software/Hardware Failure**
With all technology, there is a possibility of having unexpected software or hardware failures. If this occurs, it would require repair or replacement. This would inhibit the operation until repaired or replaced, and create an additional cost burden to the Company, if not covered by warranty at the time reducing the profit margin for the investors. Though generally not included in current customer contracts, in the past the Company has in many cases guaranteed that systems will operate for customers, and in these cases, holds ultimate responsibility for maintenance and functional status of these systems. While the Company does utilize to the extent possible long term manufacturer warranties, installer warranties, third party maintenance contracts, and insurance policies of various types, there is no guarantee these will cover the full range of possible failures of or damages to the systems.

**Reliance on Contractors**
The Company depends on energy efficiency and renewable energy contractors and subcontractors to assess and install energy efficiency solutions, and maintain performance in certain cases over the life of the contract, typically a 15 year period. Its ability to meet obligations to customers and partners may be adversely affected if suppliers or subcontractors do not perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. In some cases, BlocPower may be compelled to recontract or repair projects based on poor contractor performance, which may incur additional cost, some or all of which may need to be further passed on to the Company. Its suppliers may be less likely than the Company to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where BlocPower or the Company relies on only one or more subcontractors.

[illegible]

investments or time in order to do so. A breach in the security of the Company's information technology systems or those of our service providers could lead to an interruption in the operation of the Company's systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

**Internal Controls Risks**
The Company does not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such
compliance could be substantial and could have a material adverse effect on the Company's results of operations.

**General Economic Conditions**
The success of the Company can be impacted by general economic conditions — adverse economic conditions could impact the Company's ability to grow sales and collect revenue from its contracts. The company may lose existing customers as a result of an economic downturn. The company may need to reassess its business model and growth plans in response to a recession, depression, or other negative economic trends. If there were declining macroeconomic conditions (i.e. job markets and residential real estate markets), this could impact customer's financial viability and credit to enter into long-term contracts, even if such contracts would generate immediate and long-term savings.

**Undercapitalization**
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it may not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an investor to lose all or a portion of his or her investment.

**Investment is not a Diversified Investment**
The Company's investments may be negatively affected by the sustainability industry. The Company is a "non-diversified" investment and changes in the financial condition or market value in its industry may cause a greater fluctuation than in a "diversified investment".

**Illiquidity**
Pursuant to state and federal securities laws, an investor will be limited in their ability to resell their investment for the first year and may be required to hold such investment until its Maturity Date, if any. Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities on a market, an investor may have to locate an interested buyer if such investor does seek to resell a Security, and must obtain Company written approval.

**Cancellation restrictions**
Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

**Limited Disclosure**
The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. An early-stage company may be able to provide only limited information about its business plan and operations because it may not have fully developed operations or a long history to provide more disclosure. Additionally, operational, record keeping, and documentary processes may still be undergoing development.
The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an investor may have only limited continuing disclosure about their crowdfunding investment.

**Possibility of Fraud**
As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

**No Collective Action**
There are no provisions for investors to collectively agree to new terms with respect to the Securities or restructure or reschedule amounts due on the Securities. There are no provisions for investors to collectively pursue repayment of the Securities. There are no provisions for investors to communicate with each other or take any collective action.

**No Public Market; Restrictions on Transfer**
There is no public market for, and the investor may be unable to sell, the Securities. The Company's offer and sale of the Securities will not be registered under the Securities Act or under any state securities laws. No transfer of the Securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

**Restrictions on Transferability of Notes Will Limit the Ability of Purchasers to Transfer their Interests**
Securities offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Securities may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available. Moreover, there will be no liquid, public market for the Securities, and none is expected to develop.

**Prospective Investors Should Not Rely on the Past Success of the Company, the Manager or its Affiliates**
Any prior transactions sponsored by the Company, the Manager or the Company's affiliates should not be relied upon by prospective investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make, and prospective investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

**No Tax Advice**
No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

**This Offering Allows for "Early" and "Rolling Closes"**
Once the offering hits its minimum target amount and has been open for 21 days, the Company can choose to Close early the offering or execute a Rolling Close. If the Company meets certain requirements (described in the Appendix 1 "Early Closes, Rolling Closes and Material Changes"), an interim or Rolling Close of the Offering can occur. This will allow the Company to close on investment commitments and draw down proceeds from those investment commitments during the relevant period.
If the Company chooses to continue their Offering afterwards, and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to re-confirm or cancel their investment commitment as it is considered completed and they are investors in the Company.
If an investor's investment commitment was completed and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period. Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access.
If the Company chooses to close the Offering early i.e. before its originally published Close Date, if you fail to participate in the Offering in a timely manner, you will be prevented from being able to invest in this Offering. The Company will select the final investor list – there is no guarantee that an investor who places a commitment and pays for the purchase, will ultimately be included in the final investor list, particularly in the situation of more investment commitments than the maximum goal of the Company.

**Use of Proceeds**
While the Company intends to use funds raised in the Offering in a manner consistent with that listed in the Use of Proceeds section, the Company ultimately has discretion over the use of the proceeds to use in legitimate ways for its business. Investors have no control over the ultimate use of raised funds.

**Company Insiders or Intermediate Family Members May Invest**
The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

**Pre-marketing Risk**
Prior to filing this Form C, the Company engaged in "testing the waters" or also referred to as an "Indication of Interest", permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Indications of Interest." The communications related to the Company's previous fundraising efforts, which are considered under specific securities exemptions, include various Form C filings published on the SEC's website. These filings are associated with prior 4(a)(6) securities exemptions. For specific details, see the section titled 'Other Exempt Offerings (29)' in this document. All communications that were sent are deemed to have been an offer of securities for purposes of the antifraud provisions of federal securities laws. The communications sent to investors prior to the Offering are required to be provided in this Form C. There is a risk that all communications may not be included here and that they may not have included proper disclaimers required for "Indications of Interest."

## Fixed Income Risk
Fixed Income has Risk. With fixed income securities (such as the Notes), there is an obligation by the Company to pay an investor interest and principal on their investment back in the future (pursuant to the applicable terms and conditions of such security). The amounts payable on the Notes are fixed amounts. Unlike with an equity investment, a Noteholder does not have the ability to participate in the upside potential that an equity investor does if the Company is very successful. If the Company is unable to receive sufficient funds from Projects, interest, and other sources to cover debt service, it may need to look to the parent for capital support, sell assets, or refinance/renegotiate its debts to avoid defaulting on its payment obligations.

**Credit Risk**
There is no guarantee that the Company will be able to make the fixed amounts payable to an investor or for that matter pay other liabilities. If the Company should default on a scheduled payment, file for bankruptcy, become insolvent, or otherwise be in a position where the Company is unable to pay its debts as they become due, then the Company may not be able to satisfy its payment obligations under the Note, and an investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment. Note: The Parent company does not guarantee the repayment of debt service in the Company. To the extent the Company has lent or invested Company funds into other BlocPower related entities, the Company will rely on receiving cash back in a timely manner to pay debt service if needed, though the Company does not have full control to ensure this will happen. It is in the Parent company's interest to assist in such a manner, but there is no formal obligation from the Parent to do so.

**Unsecured Risk**
The Notes are not secured by specific collateral; that is, the investor has no special rights to the assets of the Company in order to reclaim their investment. Rather, in a default scenario, the investors rely on a trustee to sell the assets and pay the investor with the proceeds of the assets. The Company does not currently anticipate it will be in a situation where the Company is required to pledge any of its assets to other creditors.
The loans made to BlocPower LLC for temporary construction loans and sponsor equity into projects owned and operated in other subsidiary companies, or direct equity investments into BlocPower LLC subsidiaries are unsecured and will be subordinate to all other debt obligations of BlocPower LLC and/or the subsidiary. The Company can invest up to 40% of cash raised from Noteholders in this manner. While the Parent Company has the option to cover any shortfalls if needed, these investments being unsecured and subordinated increase the risk that Noteholders will not get paid in a timely manner, or may lose their investment. For investments that take an equity position, there is no obligation of the BlocPower Project Cos to pay dividends up to pay their equity investors and must pay all other obligations of that company first, thus further increasing the risk that cash will not be repaid to the Company.

**Deployment Risk**
Company debt service is planned to be covered by the customer payment of leases and/or other long term payment obligations. To receive this income however, project capital must be contracted and deployed through construction. The Company begins billing once contracted projects have completed construction, and occasionally also receives cash earlier as prepayment. Most debt received by the company however begins amortizing immediately upon receipt. As it has taken the company some time to deploy the initial capital, with a significant amount of company assets still classified as Work in Progress as of the date of this offering, this may be considered a current risk. For example, some projects have taken a year or more to complete, due to equipment delays, design discussions, pricing considerations, permitting, and other factors. If the Company fails to rapidly contract projects with customers, or if contracted projects take significant time to complete, it puts an added strain on Company resources, and its ability to cover debt service. In such cases, the Company may need to rely on the Parent to help cover debt service, until at least funds are deployed and perhaps longer, or look towards securing other non-repayable funds like utility incentives or equity investments into the Company. The Company intends to mitigate this risk by working with BlocPower LLC staff to encourage the timely contracting and implementation of projects, through repayment of some external debt, and by the Parent currently holding cash associated with funds due to the Company, should any be required.

**Valuation Risk**
While the Company believes that the interest rate that is applicable to the Notes is generally reflective of market terms for an investment of this nature, there is currently a very limited market of comparable offerings to reference. Unlike listed companies that are valued publicly through market-driven trading, the valuation of securities of companies similar to the Company is difficult to obtain.

**Interest Rate Risk**
Interest rates fluctuate over time and may go up or go down. If interest rates go up (for example from 7% to 8% for a similar investment) in the future, an investor's investment will maintain the original lower interest rate set forth in the Note. Subject to any applicable restrictions on the transfer of such Notes, if an investor desires to sell their Note to someone else, a third-party, such third-party may require a discount from the investor's original investment amount (or current outstanding principal amount), which would cause them to potentially realize a loss on their investment.

Volatility in interest rates may come from a wide variety of factors and can be very difficult to forecast. For example, rate moves may come from fundamental factors such as central bank announcements related to monetary policy due to inflation concerns and economic growth. Another example impacting interest rates can be geopolitical risk and shocks to the equity markets. Uncertainty in global and financial markets can have a negative impact on interest rates, and demand for securities that themselves are more risky inherently.

**Call (Prepayment) Risk**
The Notes, at the option of the Company, can be repaid at any time. The Company is obligated to give investors their remaining principal investment back plus any interest that is accrued up to the date the principal is paid in full as is discussed in the "optional prepayment" section of the Subscription Agreement. However, when an investor goes to reinvest their money, current interest rates may be lower, which may result in a lower interest rate for such new investments.



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# BlocPower Energy Services 3

## Climate Impact Note - 5th Offer

Invest to help us transform buildings and create smarter, greener, healthier communities for ALL.

**$50K**
Minimum Offering Amount

**$1M**
Maximum Offering Amount

**Solution**

BlocPower offers no-money-down system leasing for building owners, covering all maintenance and repairs for the duration of the contract. This reduces barriers to entry, complexity, capital requirements, and technology risk for the customers.

BlocPower transforms a fragmented, high touch, expensive, low volume incumbent process into a turnkey, digital, high volume operational process that is quick and streamlined by software and finance innovation consisting of:

- Pre-screening tool, to identify buildings with high feasibility for energy efficiency projects
- Virtual site-assessment tool, which allows remote scoping of work
- Buildings database containing tens of thousands of buildings nationwide, which powers the pre-screening and assessment tools
- Workflow management tools
- Financial optimization models to provide energy project savings quotes to customers

**Differentiation**

BlocPower's decarbonization projects encompass a variety of initiatives, including heat pump hot water heaters, heat pump heating/cooling systems, lighting, weatherization, solar, and more. Feedback from customers indicates a scarcity of financing alternatives capable of supporting all these measures, often hindered by dollar limits, credit requirements, additional building work, predatory rates, and other factors. In response, BlocPower has tailored its program to offer flexibility, accommodating additional necessary work such as lead and asbestos remediation. The program seeks to feature reasonable interest rates and holistic underwriting, aiming to extend credit to borrowers who traditionally face challenges in securing financing.

**Revenue**

To earn revenue, the company mainly relies on 15-20 year leases with building customers for projects they have completed. This applies whether the project is owned and operated by the company itself or by one of its subsidiaries. The lease prices are set to make a modest profit while also covering expected expenses.

To grow revenue, the company can focus on expanding the number of leases with building customers. Since these leases are the primary source of income, increasing the number of completed projects that are leased out is anticipated to directly contribute to higher revenues. Additionally, the company can look into optimizing their lease pricing strategy to ensure a balance between competitiveness and profitability. As the projects currently in the deployment stage become fully operational, they are anticipated to start generating income, further boosting the company's revenues. Income from these leases and also from investments within the company (which may serve as a secondary source of income) provides capital for the repayment of debt extended by investors

**Customers**

BPES3's core customers predominantly include multi-family and small commercial buildings. The Company primarily targets low-to-middle income communities, which often encounter challenges in securing competitive financing for clean energy projects. Crowdfunding campaigns provide the Company with capital to serve core customers, and also, due to the flexibility of this type of capital, a means to assist single-family homeowners.

**Operations**

BlocMaps is BlocPower's product designed for cities and utilities, functioning as a building electrician and energy efficiency program design tool. Use of this tool may benefit BPES3 projects. It enables municipalities and utilities to design and simulate city-wide building electrification and energy efficiency programs, with an emphasis on environmental justice. Users have the capability to model the potential carbon and energy impact, as well as the cost, of applying a range of electrification and energy efficiency measures to selected buildings.

## Use of Proceeds

The Company is seeking to raise a minimum of $50,000 and up to $1,000,000 in this Offering. The funds raised are intended for funding energy efficiency and/or renewable energy projects. Depending on the amount of funds raised, the Company estimates serving up to 50 dwelling units per $1M of crowdfunding raised. The Company may wholly own and operate these projects and may also invest funds from this offering into energy efficiency and clean energy projects owned by other BlocPower entities or loan funds to be used as equity investments by BlocPower LLC into BlocPower Project Cos. BlocPower Project Cos directly own projects, seeking to minimize employee and overhead costs, so any money invested in BlocPower Project Cos are primarily investments in clean energy projects (See the section "Debt Service Coverage" for more details on the inner workings of the corporate form).

Additional projects with similar or better financial returns would be selected from the pipeline to meet the total raised funds. Energy-efficient upgrades can include, but are not limited to:

- Air Source Heat Pump Installation / fossil-fuel fired system conversion
- LED lights
- Monitoring and control systems
- Domestic hot water upgrades
- Insulation and air sealing
- Window replacement
- Low flow fixtures and water saving measures
- Combined Heat and Power (CHP)
- Renewable Energy including Solar PV and Community Solar
- Battery Storage

While the Company intends to use funds raised in the Offering in a manner consistent with that listed in the Use of Proceeds section, the Company ultimately has discretion over the use of the proceeds to use in legitimate ways for its business. Investors have no control over the ultimate use of raised funds.

| | If Target Offering Amount | | If Maximum Offering Amount | |
|---|---|---|---|---|
| | $ | % | $ | % |
| **Total Proceeds** | **50,000** | **100%** | **1,000,000** | **100%** |
| Less: Raise Green Service Fees | 3,000 | 6% | 60,000 | 6% |
| **Net Proceeds** | **47,000** | **94%** | **940,000** | **94%** |
| Less: CapEx/Refinance amount | 45,000 | 90% | 938,000 | 93.8% |
| Less: Legal | 1,000 | 2% | 1,000 | 0.1% |
| Less: Accounting | 1,000 | 2% | 1,000 | 0.1% |
| **Total Use of Net Proceeds** | **47,000** | **94%** | **940,000** | **94%** |

**Table 1 (Form C).** Use of Proceeds. The Company will adjust roles and tasks based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds set forth above, to adhere to the Company's overall business plan and liquidity requirements. *Additional fees of $2K to be paid to Raise Green for transactional and amendment services.

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# BlocPower Energy Services 3

## Climate Impact Note - 5th Offer

Invest to help us transform buildings and create smarter, greener, healthier communities for ALL.

**$50K** Minimum Offering Amount

**$1M** Maximum Offering Amount

## Terms

**Security Name:** Climate Impact Notes - 5th Offer
**Security Type:** Debt Note
**Minimum Investment Amount:** $100
**Additional Investment Increments:** $50

**Annual Interest Amount:** 7.25%
**Payment Frequency:** Annually, Fully Amortizing
**Maturity:** 12 Years (January 2nd, 2036)
**Date of First Payment:** January 2nd, 2025
**Optionality:** Callable with a 5% Penalty

**Minimum Offering Amount:** $50,000
**Maximum Offering Amount:** $1,000,000
**Offering Period**: 11/14/2023 to 4/28/2024

Full details of the offering are available in the Form C filed on the Securities and Exchange Commission's EDGAR Database.

BlocPower Energy Services 3 LLC is issuing Senior Unsecured Debt called Climate Impact Notes ("Notes") with the following characteristics:

- A fixed interest rate of 7.25% per year paid annually for the 12 year term of the Note.
- Minimum principal investment of $100, with incremental amounts of $50 thereafter.
- The notes are callable at any time with a 5% penalty paid to the Investor if called.
- For each of the 12 annual payments, Investor's payment includes both interest due plus repayment of a portion of their principal; Years 2 through 12 are the same flat payment; the first payment on January 2, 2025 would be lower due to the shortened time period from issuance date.
- 12 year maturity.
- Target minimum offering amount of $50,000 with a maximum offering amount of $1,000,000

## Financial Projections

Projections below are forward-looking financial statements and/or projections which may differ materially from actual results. Past performance is not indicative of future results. Any material updates to these projections will be provided during the raise period.

BPES3 expects periodic lease payments to increase 20% to approximately $12,000/month, within the next 6 months, as more buildings go online (work-in-progress is placed into service) and then will stay relatively stable for the next 3-12 months as more projects enter the sales and construction pipeline.

**Current Year and Outlook into 2024**

- Place current Work in Progress assets into service, to reach a $228k per year cash income from leases.
- Aim to secure further incentive reimbursements.
- Aim to achieve a 1.2x debt service coverage via revenue and investment income.
- Aim to finalize accounting treatment updates regarding treatment of interest and equity income from related parties, along with a management fee to the parent company.
- Deploy capital directly into projects wholly owned by BPES3.
- Maintain the 40% target cap of BPES3 funds being deployed to related BlocPower entities.
- Sign several large scale projects where BPES3 capital can be put to work to support other capital at related party entities such as:
- Retrofitting a New York Tri-State area LMI co-op with air source heat pumps across their facility. Total project cost expected in excess of $30M
- Provide solar-integrated upgrades with efficiency measures to a Manhattan co-op. Total amount to be financed expected in excess of $18M
- Provide solar and roofing upgrades to a New York Tri-State area mixed income group of buildings with a population of tens of thousands of residents. Total project cost expected in excess of $25M. A potential follow-on project could result in a full air source heat pump deployment, with project costs in excess of $200M.

**Company Strategies and Goals**
The Company's operational goal is to ensure revenue (after operating expenses) is at least 20% greater than annual debt service payments. The objective is to maintain a 1.2x Debt Service Coverage Ratio (DSCR) on average, post full project operations. However, exceptions might be made for select individual projects. Every dollar of debt raised can lead to significantly larger project values. Cash incentives from federal/state/local bodies can offset up to 35% of the net cost for energy efficiency projects. Air source heat pump project incentives can vary widely but can achieve these levels, and with the coming implementation of incentives indicated by the Inflation Reduction Act, are expected to increase in the future. Most solar projects benefit from a 30% Investment Tax Credit, though some can benefit from additional "adders" based on local income, domestic content, and/or prevailing wages. Solar ITCs can be transferred, but at some cost.

BlocPower's broader vision, though not obligatory, is to infuse equity into projects in tandem with incentives and crowdfunded debt. The overarching goal is to deploy $50 million of capital by the end of 2024 across all BlocPower companies and affiliates. The intent behind structuring the Note offering to be fully amortizing is to align with the long-term revenue stream of lease payments. While the aspiration is to maximize crowdfunds and expedite the "greening" of urban areas, each project, be it within the Company or another subsidiary, is envisioned and budgeted to be self-reliant once operational.

## Audited Financials

| | 2022: Most Recent Fiscal Year-end | 2021: Prior Fiscal year-end |
|---|---|---|
| Total Assets: | $3,693,908 | $1,354,787 |
| Cash & Cash Equivalents: | $351,984 | $173,298 |
| Accounts Receivable: | $291,860 | $0 |
| Short-term Debt: | $394,205 | $160,245 |
| Long-term Debt: | $3,001,179 | $980,262 |
| Revenues/Sales: | $259,644 | $13,724 |
| Cost of Goods Sold: | $415,723 | $0.00 |
| Taxes Paid: | $0.00 | $0.00 |
| Net Income (Loss): | ($250,248) | ($37,271) |
| # Employees* | 2 | 2 |

* Note: number of employees at BlocPower Energy Services 3 is not addressed in the audit reports.

## Unaudited Financials (As of September 30, 2023)

| PROFIT & LOSS ($) | 2023 (YTD) |
|---|---|
| Revenue | 953,829 |
| Cost of Sales | 921,696 |
| **Gross Profit** | **32,133** |
| Expenses | 34,899 |
| **Operating Profit** | **(2,766)** |
| Interest Income | 85,419 |
| Interest Expenses | 132,599 |
| **Earnings Before Tax** | **(49,947)** |
| Tax Expenses | 803 |
| **Earnings After Tax** | **(50,750)** |
| **Net Income** | **(50,750)** |

| BALANCE SHEET ($) | 2023 (YTD) |
|---|---|
| **ASSETS** | |
| Cash & Equivalents | 223,505 |
| Accounts Receivable | 1,190,237 |
| Other Current Assets | 1,534,123 |
| **Total Current Assets** | **2,947,865** |
| Investments or Other Non-Current Assets | 1,321,464 |
| **Total Non-Current Assets** | **1,321,464** |
| **Total Assets** | **4,269,330** |
| **LIABILITIES** | |
| Accounts Payable | 173,723 |
| Tax Liability | 2,579 |
| Other Current Liabilities | 428,427 |
| **Total Current Liabilities** | **604,729** |
| Long Term Debt | 3,472,350 |
| Other Non-Current Liabilities | 50,815 |
| **Total Non-Current Liabilities** | **3,523,166** |
| **Total Liabilities** | **4,127,895** |
| **EQUITY** | |
| Retained Earnings | (284,657) |
| Current Earnings | (50,750) |
| Other Equity | 476,842 |
| **Total Equity** | **141,435** |
| **Total Liabilities & Equity** | **4,269,330** |

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TIME REMAINING
01 Days 10 Hours 39 Mins

21.8% COMMITTED $218.5K

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# BlocPower Energy Services 3

## Climate Impact Note - 5th Offer

Invest to help us transform buildings and create smarter, greener, healthier communities for ALL.

**$50K**
Minimum Offering Amount

**$1M**
Maximum Offering Amount

## Additional Press

"BlocPower Selected as Heat Pump Training Partner for Goodwill CleanTech Accelerator in Houston"

"BlocPower and Georgia Power Partner to Support Energy System Improvements for Disadvantaged Communities in Georgia"

"City of Cambridge Announces $800,000 in Multifamily Decarbonization Subsidies Through Partnership with Massachusetts Clean Energy Center and BlocPower"

"Electrifying Older Buildings: Our Research on Houses of Worship"

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TIME REMAINING

01 Days 10 Hours 39 Mins

21.8% COMMITTED $218.5K

SIGN IN TO INVEST

# BlocPower Energy Services 3

## Climate Impact Note - 5th Offer

Invest to help us transform buildings and create smarter, greener, healthier communities for ALL.

**$50K**
Minimum Offering Amount

**$1M**
Maximum Offering Amount

### SAMPLE FORM C

SAMPLE FORM C/A (Current)

### SAMPLE SUBSCRIPTION AGREEMENT

SAMPLE SUBSCRIPTION AGREEMENT



TIME REMAINING
01 Days 10 Hours 38 Mins

21.8% COMMITTED $218.5K

SIGN IN TO INVEST

# BlocPower Energy Services 3

## Climate Impact Note - 5th Offer

Invest to help us transform buildings and create smarter, greener, healthier communities for ALL.

**$50K**
Minimum Offering Amount

**$1M**
Maximum Offering Amount


DONNEL BAIRD
WHY YOU SHOULD DITCH DEADLY FOSSIL-FUEL APPLIANCES
TED

Raise Green

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TIME REMAINING

01 Days | 10 Hours | 38 Mins

21.8% COMMITTED $218.5K

SIGN IN TO INVEST

# BlocPower Energy Services 3

## Climate Impact Note - 5th Offer

Invest to help us transform buildings and create smarter, greener, healthier communities for ALL.

**$50K**
Minimum Offering Amount

**$1M**
Maximum Offering Amount

OVERVIEW | BUSINESS PLAN | TERMS & FINANCIALS | ADDITIONAL PRESS | DOCUMENTS | VIDEO | UPDATES

March 15, 2024

### Company Initiating a Rolling Close on March 22nd!!!

***BlocPower Energy Services 3 LLC has decided to initiate a rolling close, which will allow them to withdraw one tranche of investment capital while continuing to raise funds - this round of investment will close on Friday, March 22nd at midnight EST.***

Read More

December 29, 2023

### Material Event: Close Date extended to March 31st! New Manager joins Company!

BlocPower Energy Services 3 has filed a Form C/A material change to:

Read More

November 14, 2023

### No updates yet! Stay tuned!



TIME REMAINING
01 Days 10 Hours 38 Mins

21.8% COMMITTED $218.5K

SIGN IN TO INVEST

# BlocPower Energy Services 3

## Climate Impact Note - 5th Offer

Invest to help us transform buildings and create smarter, greener, healthier communities for ALL.

$50K
Minimum Offering Amount

$1M
Maximum Offering Amount

## Question & Answers

Andrew Neely November 15, 2023

Howdy! I love what you are doing at BlocPower and I would love to get involved. I'm curious if you have any plans to go public on the horizon? Thanks!

Liana D'Anjou - BlocPower Energy Services 3 November 17, 2023

Thank you for the question Andrew! We're excited that you're interested in BlocPower. We haven't made any announcements about a public offering, but this is the reason we do crowdfunding raises. We want to democratize access to get involved with our Company. We'd also love to keep you updated with BlocPower news, so please email us at investment@blocpower.io and we'll add you to our investor update list!

Gustav Cappaert December 7, 2023

I am considering an investment but paused when I read the story titled "Energy Insufficiency" in American Prospect. Any comment?

Liana D'Anjou - BlocPower Energy Services 3 February 12, 2024

The first portfolio of Ithaca Green New Deal projects is well underway. So far, we've developed $1.9 million in projects and leveraged project costs with $1.4 million in cash incentives from the energy utility and state government. Please take a look at the recent press release from The City of Ithaca - https://www.cityofithaca.org/CivicAlerts.aspx?AID=1064

Scott Borden February 23, 2024

Are you making timely payments on previous offerings?

Liana D'Anjou - BlocPower Energy Services 3 March 1, 2024

Yes, we've made payments on-time with our previous offerings. Additionally, BlocPower uses a system that requires annual confirmation to ensure money is being disbursed correctly and on-time.